File No. 333-______
As filed with the Securities and Exchange Commission on January 4th, 2016	File No. 811-10011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		☒
Pre-Effective Amendment No.		☐
Post-Effective Amendment No.		☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		☐
Amendment No.	62	☒

(Check appropriate box or boxes)

SBL VARIABLE ANNUITY ACCOUNT XIV
(Exact Name of Registrant)

Security Benefit Life Insurance Company
(Name of Depositor)

One Security Benefit Place, Topeka, Kansas 66636-0001
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, Including Area Code:
(785) 438-3000

Name of Agent for Service for Process:
Chris Swickard Associate General Counsel Security Benefit Life Insurance Company One Security Benefit Place Topeka, KS 66636-0001

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

Subject to Completion dated January 4, 2016

Broker-Dealer Use Only: This prospectus is for training purposes only and is not approved for distribution to, or use with, the public.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 BRIDGEPOINT VARIABLE ANNUITY

Individual Flexible Purchase Payment
Deferred Variable Annuity Contract

Issued By Security Benefit Life Insurance Company SBL Variable Annuity Account XIV One Security Benefit Place Topeka, Kansas 66636-0001 1-800-888-2461	Mailing Address Security Benefit Life Insurance Company P.O. Box 750497 Topeka, Kansas 66675-0497

           This Prospectus describes the  BridgePoint Variable Annuity—a flexible purchase payment deferred variable annuity contract (the “Contract”) offered by Security Benefit Life Insurance Company (“we,” “us,” “our,” “Security Benefit,” or the “Company”).  The Contract is available for individuals as a non-tax qualified retirement plan.  The Contract is also available for individuals in connection with a retirement plan qualified under Section 402A, 403(b), 408, or 408A of the Internal Revenue Code (the “Code”).  The Contract is designed to give you flexibility in planning for retirement and other financial goals.

           This prospectus refers to the following Contract share classes: B-share and L-share.  Each share class is subject to different charges and features.  The class that you select will be identified in your Contract.

You may allocate your Purchase Payments and Contract Value to the “Subaccounts” that comprise the Variable Annuity Separate Account XIV (the “Separate Account”).  You may also allocate your Purchase Payments and Contract Value to the Fixed Account (if it is available under your Contract).  If you purchase the Guaranteed Lifetime Withdrawal Benefit Rider (the “GLWB Rider”), your options for allocating Purchase Payments and Contract Value will be restricted to the GLWB Subaccounts.  See “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”  If you do not purchase the GLWB Rider, you may allocate your Purchase Payments and Contract Value to any Subaccount, including the GLWB Subaccounts, and/or the Fixed Account (if it is available under your Contract).

Each Subaccount invests in the shares of a single mutual fund or series thereof (each, an “Underlying Fund”).  The value of your Contract allocated to the Subaccounts will vary based on the investment performance of the Underlying Funds of the Subaccounts you have selected.  You bear the investment risk on Purchase Payments and Contract Value allocated to the Subaccounts.

The Subaccounts currently invest in the following Underlying Funds:

i

•	American Century VP Ultra®

•	American Century VP Value

•	American Funds IS® Asset Allocation

•	American Funds IS® Global Growth

•	American Funds IS® International

•	American Funds IS® Managed Risk Asset Allocation*

•	American Funds IS® Managed Risk Blue Chip Income and Growth Fund*

•	American Funds IS® Managed Risk Growth-Income*

•	American Funds IS® New World

•	BlackRock Global Allocation V.I.

•	BlackRock iShares® Alternative Strategies VI

•	BlackRock iShares® Dynamic Allocation VI

•	ClearBridge Variable Aggressive Growth

•	Dreyfus IP MidCap Stock

•	Dreyfus IP Small Cap Stock index

•	Dreyfus VIF International Equity

•	Eaton Vance VT Floating-Rate Income

•	Franklin Income VIP Fund

•	Franklin Mutual Global Discovery VIP Fund

•	Guggenheim VIF Floating Rate Strategies

•	Guggenheim VIF Global Managed Futures Strategy

•	Guggenheim VIF High Yield

•	Guggenheim VIF Long Short Equity

•	Guggenheim VIF Multi-Hedge Strategies

•	Guggenheim VIF StylePlus Mid Growth

•	Guggenheim VIF StylePlus Small Growth

•	Guggenheim VIF Total Return Bond

•	Invesco V.I. American Value

•	Invesco V.I. Comstock

•	Invesco V.I. Equity and Income

•	Invesco V.I. Global Real Estate

•	Invesco V.I. Government Securities

•	Invesco V.I. Mid Cap Growth

•	Invesco V.I. S&P 500 Index

•	Ivy Funds VIP Asset Strategy

•	JPMorgan Insurance Trust Intrepid MidCap Portfolio

•	JPMorgan Insurance Trust Small Cap Core Portfolio

•	JPMorgan Insurance Trust US Equity Portfolio

•	Lord Abbett Series Bond-Debenture

•	Lord Abbett Series Developing Growth

•	Neuberger Berman AMT M/C Intrinsic Value

•	Oppenheimer Core Bond Fund/VA

•	Oppenheimer Global Fund/VA

•	Oppenheimer International Growth Fund/VA

•	PIMCO VIT All Asset

•	PIMCO VIT CommodityRealReturn Strategy

•	PIMCO VIT Emerging Markets Bond

•	PIMCO VIT Real Return

•	Putnam VT International Equity

•	Putnam VT Investors

•	Putnam VT Small Cap Value

•	Templeton Foreign VIP Fund

•	Templeton Global Bond VIP Fund

•	TOPS® Balanced ETF Portfolio

•	TOPS® Conservative ETF Portfolio

•	TOPS® Growth ETF Portfolio

•	TOPS® Managed Risk Balanced ETF Portfolio*

•	TOPS® Managed Risk Growth ETF Portfolio*

•	TOPS® Managed Risk Moderate Growth ETF Portfolio*

•	TOPS® Moderate Growth ETF Portfolio

*GLWB Subaccount

Amounts that you allocate to the Fixed Account earn interest at rates declared by the Company, as described under “The Fixed Account” in this Prospectus.  Contract Value allocated to the Fixed Account is guaranteed by the Company, subject to its financial strength and claims-paying ability.  The Fixed Account is not available in all states and may not be available under your Contract.

When you are ready to receive annuity payments, the Contract provides several annuity options.  See “Annuity Options.”

This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract.  The “Statement of Additional Information,” dated [             ], 2016, which has been filed with the Securities and Exchange Commission (“SEC”) contains certain additional information.  The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge, by writing the

Company at One Security Benefit Place, Topeka, Kansas 66636 or by calling 1-800-888-2461.  The table of contents of the Statement of Additional Information is set forth on page [   ] of this Prospectus.  The SEC maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding companies that file electronically with the SEC.

Please read this Prospectus carefully and keep it for future reference.  An Underlying Fund prospectus will be provided upon receipt of the first Purchase Payment allocated to a Subaccount.  The Underlying Funds’ prospectuses should be carefully read in conjunction with this Prospectus before investing.  You may obtain additional prospectuses for the Underlying Funds by contacting the Company at 1-800-888-2461.

           The Contract is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  The value of your Contract is subject to investment risk, including the possible loss of principal.

You may not be able to purchase the Contract in your state.  You should not consider this Prospectus to be an offering if the Contract may not be lawfully offered in your state.  You should only rely upon information contained in this Prospectus or to which we have referred you.  We have not authorized anyone to provide you with information that is different.

The SEC has not approved or disapproved these securities or determined if the Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is [             ], 2016

The Fixed Account	59
Availability	59
Interest Credited	59
Death Benefit	60
Contract Charges	60
Transfers and Withdrawals from the Fixed Account	61
Payments from the Fixed Account	61

More About the Contract	62
Ownership	62
Joint Owners	62
Designation and Change of Beneficiary	62
Dividends	62
Payments from the Separate Account	63
Proof of Age and Survival	63
Misstatements	63
Restrictions on Withdrawals from Qualified Plans	63
Restrictions under the Texas Optional Retirement Program	63

Federal Tax Matters	64
Introduction	64
Tax Status of the Company and the Separate Account	64
Income Taxation of Annuities in General—Non-Qualified Plans	66
Additional Considerations	68
Qualified Plans	69
Other Tax Considerations	76

Other Information	77
Voting of Underlying Fund Shares	77
Changes to Investments	78
Changes to Comply with Law and Amendments	79
Reports to Owners	79
Electronic Privileges	79
State Variations	80
Legal Proceedings	80
Legal Matters	80
Cyber-Security	80
Sale of the Contract	81
Registration Statement	83
Financial Statements	83

Performance Information	83

Table of Contents for Statement of Additional Information	85

v

DEFINITIONS

           “We,” “us”, “our,” “Security Benefit,” and the “Company” refer to Security Benefit Life Insurance Company.  “You,” “your,” and “Owner” refer to the person(s) who has been issued a Contract.  Various terms also commonly used in this Prospectus are defined as follows:

Accumulation Unit — A unit of measure used to calculate Contract Value.

Administrative Office — The Annuity Administration Department of the Company, P.O. Box 750497, Topeka, Kansas 66675-0497.

Annuitant — The person, who you designate, on whose life annuity payments may be determined.  If you designate Joint Annuitants, “Annuitant” means both Annuitants unless otherwise stated.

Annuity — A series of periodic income payments made by the Company to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the applicable Annuity Option.

Annuity Options — The options under the Contract that prescribe the provisions under which a series of Annuity payments are made.

Annuity Period — The period beginning on the Annuity Start Date during which Annuity payments are made.

Annuity Start Date — The date when Annuity payments begin as elected by the Owner.

Annuity Unit — A unit of measure used to calculate variable Annuity payments.

Automatic Investment Program — A program pursuant to which Purchase Payments are automatically paid from your bank account on a specified day of each month or a salary reduction agreement.

Code — Internal Revenue Code of 1986, as amended.

Contract — BridgePoint Variable Annuity Contract, an individual flexible premium deferred variable annuity contract.

Contract Anniversary — Each anniversary of the Contract Date.

Contract Date — The date the Contract begins, as shown in your Contract, which is usually the date that your initial Purchase Payment is credited to the Contract.

Contract Value — The total value of your Contract, which includes amounts under your Contract allocated to the Subaccounts and the Fixed Account as of any Valuation Date.

Contract Year —  The first Contract Year is the annual period which begins on the Contract Date and ends on the last calendar day before the first Contract Anniversary.  Subsequent Contract Years begin on subsequent Contract Anniversaries.

Contract Quarter — Each of the four three-month periods that comprise a Contract Year.

Current Rate — The fixed rate or rates of interest that are paid by the Company on Contract Value allocated to the Fixed Account.

Designated Beneficiary — The person who has the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner prior to the Annuity Start Date.  The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Contingent Beneficiary; the Annuitant; or if none of the above are alive, the Owner’s estate.

Fixed Account — An account that is part of the Company’s General Account.  The Fixed Account is not available in all states and may not be available under your Contract.  If the Fixed Account is available under your Contract, you may allocate all or a portion of your Contract Value to be held for accumulation at fixed rates of interest (which may not be less than the Guaranteed Rate) declared periodically by the Company.  See the “Fixed Account.”

Free Withdrawal Amount — An amount of withdrawals you may make each Contract Year that are not subject to a Surrender Charge.

General Account — The Company’s general investment account, which supports the Company’s annuity and insurance obligations.  The General Account’s assets include all the assets of the Company with the exception of the Separate Account and the Company’s other segregated asset accounts.

Good Order — An instruction that we receive at our Administrative Office including correct forms, information, and supporting legal documentation (including any required certifications, guarantees, and/or signatures) that we deem necessary to execute the transaction pursuant to the Contract.  To be in “Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Guaranteed Minimum Interest Rate — The minimum interest rate earned on the Fixed Account, as shown in your Contract.

Owner — The person(s) entitled to the ownership rights under the Contract and in whose name(s) the Contract is issued.

Participant — A Participant under a Qualified Plan.

Purchase Payment — An amount paid to the Company and applied to the Contract.

Separate Account — Variable Annuity Separate Account XIV, a segregated asset account of the Company that holds the assets allocated to the Subaccounts.

Subaccount — The Separate Account is divided into Subaccounts.  Each Subaccount invests in a single Underlying Fund.

Surrender Charge — A charge that may be assessed against Purchase Payments withdrawn from the Contract in accordance with the Surrender Charge schedule applicable to your Contract.

Underlying Fund — A mutual fund or series thereof that serves as the investment vehicle for its corresponding Subaccount.

Valuation Date — Each day the New York Stock Exchange (“NYSE”) is open for trading.  On each Valuation Date, the Separate Account is valued.  Each Valuation Date closes when the NYSE ends regular trading, usually at 4:00 p.m. Eastern Time.  However, when the NYSE closes early or closes due to any emergency or SEC order, the Valuation Date closes at the same time.

Withdrawal Value — The amount you will receive upon a fully surrendering your Contract.  Withdrawal Value is equal to Contract Value, less any applicable Surrender Charges, any pro-rata charges for optional riders, and any uncollected premium taxes.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.  The first table describes the current and maximum fees and expenses that you will pay at the time that you buy the Contract, transfer Contract Value between investment choices, or make a withdrawal of Contract Value.   Premium taxes may also be deducted, but are not reflected below.

Contract Owner Transaction Expenses Fees and expenses that you will pay when you purchase the Contract or make withdrawals from the Contract.	Current	Maximum
Sales Load on Purchase Payments (as a percentage of Purchase Payments)	None	None
Transfer Fee (per transfer of Contract Value)	None	None
Surrender Charge 1 (as a percentage of Purchase Payment withdrawn in excess of the Free Withdrawal Amount2)
B-Share	8%	8%
L-Share	8%	8%

Surrender Charge Schedules

B-Share	Number of Full Years from Application of Purchase Payment	0	1	2	3	4	5	6	7 and later
	Surrender Charge	8%	7%	6%	5%	4%	3%	2%	0%

L-Share	Number of Full Years from Application of Purchase Payment4	0	1	2	3	4 and later
	Surrender Charge	8%	7%	6%	5%	0%
1 Subject to the applicable Surrender Charge schedule.  See “Charges and Deductions—Surrender Charge.”

2 The Free Withdrawal Amount refers to the aggregate amount that may be withdrawn each Contract Year that is not subject to a Surrender Charge.  The Free Withdrawal Amount equals (i) 10% of Purchase Payments in the first Contract Year, and (ii) 10% of Contract Value as of the first Valuation Date of the Contract Year in each subsequent Contract Year.  See “The Contract—Full and Partial Withdrawals” and “Charges and Deductions—Surrender Charge” for more information.

The next table describes the current and maximum fees and expenses you will pay periodically during the time you own the Contract, not including Underlying Fund fees and expenses.

Periodic Charges		Current	Maximum
Contract Fee1 (per Contract Year)		$50	$50
Separate Account Annual Expenses (Prior to the Annuity Start Date)2 (as an annualized percentage of the Separate Account’s average daily net assets)
B-Share	Mortality and Expense Risk Charge	[1.10]%	[1.10]%
	Administrative Charge	[0.15]%	[0.15]%
	Total Separate Account Annual Expenses	[1.25]%	[1.25]%
L-Share	Mortality and Expense Risk Charge	[1.60]%	[1.60]%

Administrative Charge	[0.15]%	[0.15]%
Total Separate Account Annual Expenses	[1.75]%	[1.75]%
Separate Account Annual Expenses (After the Annuity Start Date) (as an annualized percentage of the Separate Account’s average daily net assets)
Mortality and Expense Risk Charge	[1.25]%	[1.25]%
Administrative Charge	[0.15]%	[0.15]%
Total Separate Account Annual Expenses	[1.40]%	[1.40]%
1The Contract Fee is waived if your Contract Value is $50,000 or more at the time of deduction.  It is deducted on a quarterly basis. It is also deducted pro-rata upon (i) a full withdrawal; (ii) the Annuity Start Date; and (iii) payment of the death benefit.  The Separate Account Annual Expenses are deducted on a daily basis.

If you elect the GLWB Rider or the Return of Premium Death Benefit Rider, we will deduct an additional charge from your Contract Value for each rider elected.  The charges for the optional riders are in addition to other standard fees and expenses that are assessed under your Contract.  The current and maximum annual charge for each optional rider is set forth in the table below.
Charges for Optional Riders1	Current	Maximum
Guaranteed Lifetime Withdrawal Benefit Rider (as an annualized percentage of Benefit Base)2	[1.40]%	[1.40]%
Return of Premium Death Benefit Rider (as an annualized percentage of the ROP Benefit Base)3	[0.20]%	[0.20]%
1 Each optional rider charge is deducted pro-rata upon (i) a full withdrawal; (ii) the Annuity Start Date; and (iii) payment of the death benefit.

2 The “Benefit Base” is a value used to calculate your withdrawal benefits and the fees charged under the GLWB Rider.     The charge is deducted on a quarterly basis.  For information on the GLWB Rider, the Benefit Base, and how the Benefit Base is calculated, please see “Guaranteed Lifetime Withdrawal Benefit Rider.”

3 The “ROP Benefit Base” is a value used to calculate the under the Return of Premium Death the fees charged thereunder.  The charge is deducted on a quarterly basis.  For information on the Return of Premium Rider, the ROP Benefit Base, and how the ROP Benefit Base is calculated, please see “Return of Premium Death Benefit Rider.”

The table below shows the minimum and maximum total operating expenses charged by the Underlying Funds.  You will pay the operating expenses of the Underlying Funds of the Subaccounts in which you invest during the time that you allocate Contract Value to the Separate Account.  More detail concerning the Underlying Funds’ fees and expenses is contained in the Underlying Funds’ prospectuses.

	Minimum	Maximum
Total Annual Underlying Fund Operating Expenses (expenses that are deducted from Underlying Fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses)	[ ]%	[ ]%
The information above describes the fees and expenses you pay related to the Contract.  For information on compensation we may receive from the Funds and their adviser and sub-advisers, see “Information about the Company, the Separate Account, and the Underlying Funds— Certain Payments Received With Regard to the Underlying Funds.”  For information on compensation we pay to broker-dealers selling the Contract, see “Other Information—Sale of the Contract.”

Examples

These Examples are intended to help you compare the cost of investing in either share class of the Contract with the cost of investing in other variable annuity contracts.  For each Contract share class, these costs include the maximum Contract Owner transaction charges, contract fees, separate account annual expenses (the mortality and expense risk charge and the administrative charge), and optional rider charges, as well as Underlying Fund operating expenses.

These Examples assume that you either:

•	withdraw all your Contract Value at the end of each year shown;

•	do not withdraw any of your Contract Value at the end of each year shown; or

•
that you decide to apply your entire Contract Value to an Annuity Option at the end of each year shown and no Surrender Charge is applied.  Note the Annuity Start Date can be no earlier than your seventh Contract Anniversary unless state law requires a shorter period.

These Examples also assume:

•	that you purchase either a B-share or L-share Contract;

•	that on the Contract Date you elected both the GLWB Rider and the Return of Premium Death Benefit Rider;

•	that you invested $10,000 in the Contract for the time periods indicated;

•	that you allocated all Contract Value to a Subaccount that has a 5% return each year;

•	that the Subaccount you selected has the Underlying Fund with the highest total operating expenses or the lowest total operating expenses;

•	that you made no transfers of Contract Value; and

•	there are no deductions for premium taxes.

B-Share

	Current Expenses				Maximum Expenses
Years	1	3	5	10	1	3	5	10
If you withdraw all of your Contract Value at the end of each year shown
Highest total annual Underlying Fund operating expenses	$	$	$	$	$	$	$	$
Lowest total annual Underlying Fund operating expenses	$	$	$	$	$	$	$	$

If you do not withdraw any of your Contract Value at the end of each year shown
Highest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
Lowest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
If you decide to begin an Annuity at the end of each year shown
Highest total annual Underlying Fund operating expenses		N/A		N/A		N/A	$		N/A		N/A		N/A	$
Lowest total annual Underlying Fund operating expenses		N/A		N/A		N/A	$		N/A		N/A		N/A	$

L-Share

	Current Expenses							Maximum Expenses
Years	1		3		5		10	1		3		5		10
If you withdraw all of your Contract Value at the end of each year shown
Highest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
Lowest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
If you do not withdraw any of your Contract Value at the end of each year shown
Highest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
Lowest total annual Underlying Fund operating expenses	$		$		$		$	$		$		$		$
If you decide to begin an Annuity at the end of each year shown
Highest total annual Underlying Fund operating expenses		N/A		N/A		N/A	$		N/A		N/A		N/A	$
Lowest total annual Underlying Fund operating expenses		N/A		N/A		N/A	$		N/A		N/A		N/A	$
Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples

CONDENSED FINANCIAL INFORMATION

           The Contract has not previously been available for sale.  Therefore, there is no Accumulation Unit information for the Contract.

SUMMARY

This summary provides a brief overview of the Contract.  Further detail is provided later in this Prospectus, the Statement of Additional Information, and in the Contract

Purpose of the Contract — The Contract is designed to give you flexibility in planning for retirement and other financial goals.  You may purchase the Contract as a non-tax qualified retirement plan for an individual (a “Non-Qualified Plan”).  You may also purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section 402A, 403(b), 408, or 408A of the Code (a “Qualified Plan”).

The Separate Account, the Subaccounts, and the Underlying Funds — The Separate Account is currently divided into Subaccounts, and each Subaccount invests exclusively in the shares of an Underlying Fund.  The Underlying Funds have different investment objectives and investment strategies.

You may allocate all or part of your Purchase Payments and Contract Value to the Subaccounts.  Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Underlying Funds of the Subaccounts you selected.  You bear the investment risk for amounts allocated to the Subaccounts.  If you elect the GLWB Rider, your allocations are restricted to the GLWB Subaccounts.  See “Information About the Company, the Separate Account, and the Underlying Funds.”

Fixed Account — The Fixed Account is not available in all states and may not be available under your Contract.  If the Fixed Account is available under your Contract, you may generally allocate all or part of your Purchase Payments and Contract Value to the Fixed Account.  Amounts allocated to the Fixed Account earn interest at rates declared at the discretion of the Company, but which are guaranteed to be at least equal to the Guaranteed Minimum Interest Rate.  See “The Fixed Account.”

Purchase Payments — Your initial Purchase Payment must be at least $10,000.  Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000 ($[      ] under an Automatic Investment Program). Upon advance notice to you, we have the right to limit subsequent Purchase Payments, including the rights to suspend or discontinue accepting Purchase Payments and limit the amount of Purchase Payments that can be made any time after the first Contract Year.  See “The Contract—Purchase Payments.”

Allocation of Purchase Payments and Contract Value — In the application for your Contract, you must select the investment option(s) to which your initial Purchase Payment will be allocated.  Subsequent Purchase Payments will be allocated according to your instructions contained in the application or more recent instructions received in Good Order by our Administrative Office.   You may transfer Contract Value among the Subaccounts and the Fixed Account (if it’s available under your Contract) in the manner described in the subsections “Allocation of Purchase Payments,” “Allocation of Contract Value, “Dollar Cost Averaging,” and “The Contract—Asset Reallocation Option,” as well as under “The Fixed Account.”

If you purchase the GLWB Rider, your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider’s allocation  restrictions.  See “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”

Contract Benefits — At any time before the Annuity Start Date, you may fully surrender the Contract for the Contract’s Withdrawal Value, which would terminate your Contract.  You may also make partial withdrawals, including systematic withdrawals, from Contract Value, subject to certain restrictions.  Full and partial withdrawals may be subject to a Surrender Charge, pro-rata optional rider charges, and/or any uncollected premium taxes.  In addition, a 10% penalty tax may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59½.  See “The Contract—Full and Partial Withdrawals” and “Federal Tax Matters.”

  If a partial withdrawal is requested (or a systematic withdrawal is made) that would reduce the Contract Value below $5,000 for a Contract under a Qualified Plan, or $2,000 for a Contract under a Non-Qualified Plan, the Company generally reserves the right to terminate the Contract and pay the Withdrawal Value in one sum to the Owner.

The Contract provides for a death benefit equal to the Contract Value upon the death of the Owner prior to the Annuity Start Date.  See “Death Benefit” for more information.  The Contract provides for several Annuity Options on a variable basis, a fixed basis, or both.  The Company guarantees annuity payments under the fixed Annuity Options.  See “Annuity Period.”

Optional Riders — Subject to certain restrictions, you may purchase either or both of the following riders:

Guaranteed Lifetime Withdrawal Benefit Rider.  This rider guarantees the right to make withdrawals in each Contract Year of the Income Phase based upon the value of a lifetime annual income benefit base (the “Lifetime Annual Income Amount”).  Your Lifetime Annual Income Amount will remain fixed if your Contract Value declines due to poor market performance.  The rider provides for potential increases in your Lifetime Annual Income Amount on Contract Anniversaries if your Contract Value has increased.  This rider may be purchased on the Contract Date or on any Contract Anniversary; however, the Owner (or oldest Joint Owner, if applicable) must be younger than 81 years of age on the date of purchase.  See “Guaranteed Lifetime Withdrawal Benefit Rider.”

Under the GLWB Rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider’s allocation restrictions.  These allocation restrictions require you to allocate all of your Purchase Payments and Contract Value to Subaccounts designated as “GLWB Subaccounts,” which invest in Underlying Funds that utilize volatility management strategies.  If you are seeking an aggressive growth strategy, the allocations required for participation in the GLWB rider probably are not appropriate for you.  In addition, you will not be permitted to allocate Purchase Payments or Contract Value to the Fixed Account.  Please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”

Return of Premium Death Benefit Rider. Under this rider, if the Owner dies prior to the Annuity Start Date while the Contract is in force, the death benefit will equal the greater of (a) all Purchase Payments made under the Contract less an adjustment for each withdrawal or (b) the Contract Value.  This rider may be purchased only on the Contract Date, and the Owner (or oldest Joint Owner, if applicable) must be younger than 71 years of age on the Contract Date.  It is only available in non-qualified and IRA contracts.  See “Death Benefit—The Return of Premium Death Benefit Rider.”

Please note that any amount that we may pay or make available under any optional rider that is in excess of your Contract Value is subject to our financial strength and claims-paying ability.

Share Classes — When you purchase the Contract, you must choose between two different Contract share classes:  the B-share class and the L-share class.  The two share classes differ with respect to their Surrender Charge schedules, their mortality and expense risk charges, and the availability of the Fixed Account.  Otherwise, the share classes are identical, including with respect to the operation of the Contract.

The B-share class has a seven-year Surrender Charge schedule and a lower mortality and expense risk charge than the L-share class prior to the Annuity Start Date.  The L-share class has a four-year Surrender Charge schedule and a higher mortality and expense risk charge than the B-share class prior to the Annuity Start Date.  In addition, the Fixed Account is available only to B-share class Contracts.   If you select the L-share class, you cannot allocate Purchase Payments or Contract Value to the Fixed Account.

Since the B-share class has a longer Surrender Charge schedule than the L-share class, selecting the B-share class may result in you having a higher cost to access your Contract Value than if you selected the L-share class.  The shorter Surrender Charge schedule of the L-share class may result in you having a lower cost to access your Contract Value than if you selected the B-share class, but the L-share class has a higher annual mortality and expense risk charge.  The B-share class may be more appropriate for someone who has a longer investment time horizon, such as a person who does not intend to withdraw Contract Value in excess of the Free Withdrawal Amount within seven years after making a Purchase Payment.  The L-share class may be more appropriate for someone who may want to withdraw Contract Value in excess of the Free Withdrawal Amount within four years after making a Purchase Payment and, in return, is willing to pay a higher mortality and expense risk charge.

Since the share class that you select will determine your Surrender Charge schedule, your mortality and expense risk charge, and your ability to allocate Purchase Payments and Contract Value to the Fixed Account, you should familiarize yourself with both share classes before you decide to purchase the Contract.  Once we issue the Contract, you cannot select a different share class later.  When considering which share class to elect, it is important that you consider the appropriate balance between (a) the cost of accessing your Contract Value; (b) the impact of the mortality and expense risk charge on your Contract Value; and (c) should you elect the GLWB Rider, the duration that you must own the Contract to take full advantage of the rider.  You should consider discussing the benefits and costs of the different share classes with your registered representative.

See “Fees and Expenses” and “Charges and Deductions.”

Free-Look Right  — You may return the Contract within the “Free-Look Period,” which is generally the ten-day period beginning when you receive the Contract.  A different time period may be specified in your Contract.  If this Contract is a replacement Contract, the Owner may return it to the Company within 30 days from the date of receipt, or any longer period as may be required by the law of the state where the Contract is issued. If you return the Contract during the Free-Look Period, the Company will refund to you as of the Valuation Date on which the Company receives your Contract any Contract Value allocated to the Subaccounts and the Fixed Account, plus any charges deducted from such Contract Value.  Some states’ laws require us to refund your Purchase Payments.  If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund the greater of:  (a) Purchase Payments or (b) Contract Value.

Charges and Deductions — The Company does not deduct a sales load from Purchase Payments before allocating them to your Contract Value.  However, certain charges will be deducted in connection with your Contract as described below.  For more information about the charges described below, see “Fees and Expenses” and “Charges and Deductions” later in this Prospectus.

Surrender Charge.  If you make a full or partial withdrawal, the Company may deduct a Surrender Charge.  Under your Contract’s Surrender Charge schedule, the amount of the Surrender Charge will depend on how long the Purchase Payments being withdrawn have been held under your Contract.  The Surrender Charge schedules differ for B-share and L-share Contracts.  A Surrender Charge will not apply to (i) withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal Amount; (ii) the death benefit; and (iii) Contract Value applied to any Annuity Option.

Mortality and Expense Risk Charge.  The Company deducts an annual charge for mortality and expense risks assumed by the Company under the Contract.  The mortality and expense risk charge is deducted as a percentage of the Separate Account’s average daily net assets.  Prior to the Annuity Start Date, the mortality and expense risk charge differs for B-share and L-share Contracts.  After the Annuity Start Date, the mortality and expense risk charge for B-share and L-share Contracts is identical.  The Company deducts the mortality and expense risk charge on a daily basis.

Administration Charge.  The Company deducts an annual administration charge to compensate the Company for administering the Contract and the Separate Account.  The administration charge is deducted as a percentage of the Separate Account’s average daily net assets.  The Company deducts the administration charge on a daily basis.

Contract Fee.  The Company deducts an annual contract fee to reimburse the Company for expenses relating to the maintenance of the Contract.  The contract fee is deducted on a quarterly basis.  The Company will waive the contract fee if your Contract Value at the time of deduction is at least $50,000.

Optional Rider Charges.  If you elect the GLWB Rider and/or the Return of Premium Death Benefit Rider, the Company will deduct an additional charge for each rider from your Contract Value.  Optional Rider charges are deducted on a quarterly basis.

Premium Taxes.  The Company reserves the right to deduct charges to cover state or local premium taxes when due or anytime thereafter.  Premium taxes, if applicable, are assessed by states when Purchase Payments are made.

Other Expenses. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying Fund and are reflected in the net asset value of its shares.  The Owner indirectly bears a pro-rata portion of such fees and expenses.

The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract.  No such charge is currently assessed.  See “Federal Tax Matters—Status of the Company and the Separate Account, Charge for the Company’s Taxes.”

Federal Tax Considerations — All or part of any distribution, including an actual distribution of funds such as a surrender or annuity payment and a pledge or assignment of a contract, is generally taxable as ordinary income, and, in addition, a penalty tax may apply to certain distributions made prior to the Owner's reaching age 59½.  Special tax rules apply to Qualified Contracts, and distributions from certain Qualified Contracts may be subject to restrictions.  Governing federal tax statutes may be amended, revoked, or replaced by new legislation.  Changes in interpretation of these statutes may also occur.  We encourage you to consult your own tax adviser before making a purchase of the Contract.  See “Federal Tax Matters.”

Tax-Free Exchanges — You can generally exchange one contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.  Before making an exchange, you should compare both contracts carefully.  Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a Surrender Charge and tax, including a possible penalty tax, on your old contract, there will be a new Surrender Charge period for this Contract, other charges may be higher (or lower) and the benefits may be different.  You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).  If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

The IRS has ruled that a partial exchange may also be effected on a tax free basis.  However, under certain circumstances, recognition of the gain may be triggered by a distribution from the Contract within 180 days of the exchange.  Please see your tax adviser for further information.

Contacting Security Benefit — You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to the Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling 1-800-888-2461.

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE UNDERLYING FUNDS

Security Benefit Life Insurance Company — The Company is a life insurance company organized under the laws of the State of Kansas.  It was organized originally as a fraternal benefit society and commenced business February 22, 1892.  It became a mutual life insurance company under its present name on January 2, 1950, and converted to a stock life insurance company on July 31, 1998.  The Company is a wholly-owned subsidiary of Security Benefit Corporation and is ultimately controlled by Sammons Enterprises, Inc. (“Sammons Enterprises”) in Dallas, Texas.  Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

The Company offers life insurance policies and annuity contracts, as well as financial and retirement services.  It is admitted to do business in the District of Columbia, and in all states except New York.  As of December 31, 2015, the Company had total assets of approximately $[ ] billion.

The assets of the Company’s General Account support the Company’s insurance and annuity obligations and are subject to the Company’s general liabilities from its business operations and to claims by its creditors.  The Company uses General Account assets for many purposes, including to pay annuity payments, the death benefit, and optional rider benefits that are in excess of your Contract Value.  The assets of the Separate Account are also available to cover the liabilities of the General Account, but only to the extent such liabilities exceed the Company’s liabilities under the Contract and other contracts funded by the Separate Account.  You should be aware that, unlike the Separate Account, the Company’s General Account is not segregated or insulated from the claims of the Company’s creditors.  Any amounts that the Company may be obligated to pay under the Contract in excess of Contract Value are subject to its financial strength and claims-paying ability and its long-term ability to make such payments.

As an insurance company, the Company is required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations of the General Account.  The Company monitors its reserves so that it holds sufficient amounts to cover actual or expected contract and claims payments.  In addition, the Company hedges investments in the General Account and may require that purchasers of certain of variable insurance products to allocate purchase payments and contract value according to specified investment requirements.  Even with these safeguards in place, there are risks to purchasing any insurance product, and there is no guarantee that the Company will always be able to meet its claims-paying obligations.

Because of exemptive and exclusionary provisions, the General Account, unlike the Separate Account, has not been registered under the Securities Act of 1933, as amended (the “1933 Act”), or the Investment Company Act of 1940, as amended (the “1940 Act”).  Because of this, the General Account is generally not subject to the provisions of the 1933 Act or the 1940 Act.  However, disclosures regarding the General Account are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.

Separate Account — The Company established the Separate Account under Kansas law on June 26, 2000.  The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act.  Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of the Company.

The Contract provides that the income, gains, and losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, and losses of the Company.  Kansas law provides that assets in a segregated asset account attributable to the reserves and other liabilities under a contract may not be charged with liabilities arising from any other business that the insurance company conducts if and to the extent the contract contains a provision stating that assets held in the segregated asset account may not be charged with liabilities arising from other business that the insurance company conducts.  The Company owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contract.  Such Separate Account assets are not subject to claims of the Company’s creditors.  The Company may transfer to its General Account assets that exceed anticipated obligations of the Separate Account.  All obligations arising under the Contract are general corporate obligations of the Company.  The Company may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from contract charges and investment results applicable to those assets.

The Company reserves the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to make certain changes to the structure and operation of the Separate Account, including, among other things:

•	eliminate, combine, or add Subaccounts;

•	combine the Separate Account or any Subaccount(s) with one or more different separate account(s) or Subaccount(s);

•	close existing Subaccounts to allocations of new Purchase Payments and Contract Value by current or new Owners;

•	transfer assets of the Separate Account or any Subaccount that we may determine to be associated with the class of contracts in which the Contract belongs to another separate account or Subaccount;

•	operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law;

•	add or remove Underlying Funds or Underlying Fund classes in which the Subaccounts invest; and

•	substitute a new Underlying Fund for an Underlying Fund in which a Subaccount currently invests (new or substitute Underlying Funds may have higher fees and expenses).

We will not eliminate or combine existing Subaccounts, or substitute any Underlying Funds in which the Subaccounts invest, without any necessary prior approval of the appropriate state or federal regulatory authorities, and we will notify you of any such changes.  We also will notify you when we add or remove Underlying Funds as investment choices under the Contract.

The Company has claimed an exclusion from the definition of the term “Commodity Pool Operator” under the Commodity Exchange Act (“CEA”) with respect to the Separate Account.  Therefore, the Company is not subject to registration or regulation as a Commodity Pool Operator under the CEA with respect to the Separate Account.

Underlying Funds — If your Contract Value is allocated to one or more Subaccounts, your Contract Value will be influenced by the investment performance of the Subaccounts’ Underlying Funds.  Each Underlying Fund is an open-end management investment company registered with the SEC under the 1940 Act, or a series thereof.  Such registration does not involve supervision by the SEC of the investments or investment policies of the Underlying Fund.  The Underlying Funds pursue different investment objectives and utilize different investment strategies.  There is no assurance that any Underlying Fund will achieve its stated investment objective(s).

The Underlying Funds are available only to insurance company separate accounts and qualified retirement plans, are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names and investment goals and policies that are sold directly to the public.  While an Underlying Fund may have many similarities to these other publicly-available mutual funds, you should not expect the investment results of the Underlying Fund to be the same as the investment results of those publicly-available mutual funds.  We do not guarantee or make any representation that the investment results of the Underlying Funds will be comparable to the investment results of any other mutual fund, even a mutual fund with the same investment adviser or manager.

You can find more detailed information about each Underlying Fund, including a description of its investment objective(s), investment strategies, fees and expenses, principal risks, and management, in the Underlying Fund’s prospectus.  The Underlying Funds’ prospectuses should be read in conjunction with this Prospectus before you purchase the Contract.  You can obtain a copy of the Underlying Funds prospectuses by contacting our Administrative Office.

An Underlying Fund prospectus will be provided upon receipt of the first Purchase Payment into an Underlying Fund.  Prospectuses for the Underlying Funds should be carefully read in conjunction with this Prospectus before investing.  You may obtain additional prospectuses for the Underlying Funds by contacting the Company.

The Underlying Funds listed below are available as investment choices under the Contract through their corresponding Subaccounts.

Underlying Fund	Adviser and Sub-Adviser	Investment Objective(s)
[ ]

1.
This Underlying Fund includes a volatility management strategy as part of the Underlying Fund’s investment objective and/or principal investment strategy.  See “Volatility Management Strategies” below.  The Subaccount corresponding to this Underlying Fund is also designated as a “GLWB Subaccount.”  If you selected the GLWB Rider, you may allocate Purchase Payments and Contract Value only to GLWB Subaccounts, as described in the rider’s allocation  restrictions.  See “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation  Restrictions.”

2.
This Underlying Fund is a “funds-of-funds.”  Funds-of-funds primarily invest in the securities of other investment vehicles, such as mutual funds or exchange-traded funds.  A fund-of-funds may have higher expenses than other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the funds in which it invests.

3.
[This Underlying Fund is a money market fund.  An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although this Underlying Fund seeks to maintain a stable net asset value per share, it is possible to lose money by investing in the Fund.  The yield of this Fund may become very low during periods of low interest rates.  After deduction of Separate Account charges, the net yield of the Subaccount that invests in this Underlying Fund could be negative.]

4.
[This Underlying Fund is a “feeder” fund, meaning that it does not buy investment securities directly, but instead invests in shares of a corresponding “master” fund, which in turn purchases investment securities.  A feeder fund in a master-feeder structure may have higher expenses than those of a fund which invests directly in securities because the feeder fund bears its own expenses in addition to those of the master fund.]

5.	This Underlying Fund employs alternative asset strategies as part of the Underlying Fund’s investment objective and/or principal investment strategy. See “Alternative Asset Strategies” below.

Volatility Management Strategies.  Certain Underlying Funds employ volatility management strategies that are designed to reduce the Underlying Fund’s overall volatility and downside risk.  To the extent that you allocate Purchase Payments or Contract Value to Subaccounts that invest in such Underlying Funds, volatility management strategies may impact your Contract Value.  During rising markets, the hedging strategies employed to manage volatility could result in your Contract Value rising less than would have been the case if you invested in an Underlying Fund that doesn’t manage volatility.  In addition, the cost of these hedging strategies may negatively impact performance.  On the other hand, investing in Underlying Funds with volatility management strategies may be helpful in a declining market with higher market volatility, because the hedging strategy will reduce your equity exposure in such circumstances.  In such cases, your Contract Value may decline less than would have been the case if you invested in Underlying Funds without volatility management strategies.

Volatility management strategies also help us manage the risks associated with providing benefits under the GLWB Rider.  trategiesestment polint policie taxes. Accounthe Contract.  rider while the unt are not subject to a CDSCDate-Share Contracts. Under the GLWB Rider, your options for allocating Purchase Payments and Contract Value will be restricted to Subaccounts designated as “GLWB Subaccounts.”  Each of the GLWB Subaccounts invests in an Underlying Fund that utilizes volatility management strategies.  For information on how volatility management strategies benefit us and how they may affect the rider’s benefit, please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”

           [Alternative Asset Strategies.  Certain Underlying Funds (sometimes called “alternative funds”) invest in positions that emphasize alternative investment strategies and/or nontraditional asset classes.  These alternative investments involve a mix of strategies that offer potential diversification benefits beyond traditional investment strategies, but such alternative investment strategies may be riskier than traditional investment strategies.  Alternative asset strategies often involve leverage or use various complex hedging techniques, like options and derivatives, which may result in a low or negative correlation to traditional investments in debt or equities (this means that when the value of traditional investments is decreasing, the value of alternative asset classes may increase; however, the inverse is also true, when traditional investments are

performing well, alternative asset classes may earn lower or negative returns).   For a complete list of risks, as well as a discussion of risks and investment strategies, please refer to the Underlying Funds’ prospectuses.]

Certain Payments Received with Regard to the Underlying Funds — The Company and its affiliates may receive payments from the Underlying Funds, their advisers, sub-advisers, distributors, or affiliates thereof.  The Company negotiates these payments and thus they differ by Underlying Fund (sometimes substantially), and the amounts the Company or its affiliates receive may be significant.  Making these payments may provide an adviser, sub-adviser, distributor, or an affiliate thereof with increased access to the Company or its affiliates involved in the distribution of the Contract.  Proceeds from these payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, marketing, and administering the Contract and, in its role as an intermediary, the Underlying Funds.  The Company and its affiliates may profit from these payments.

Rule 12b-1 Fees.  The Company and its subsidiary, Security Distributors, Inc. (“SDI”), the principal underwriter for the Contract, receive Rule 12b-1 fees from certain Underlying Funds.  Rule 12b-1 fees are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and certain other variable insurance contracts issued or administered by the Company or its affiliates.  Rule 12b-1 fees are paid out of Underlying Fund assets as part of the Underlying Fund’s total annual underlying fund operating expenses.  Payments made out of Underlying Fund assets will reduce the amount of assets that would otherwise be available for investment, and will reduce the Underlying Fund’s investment returns.  Currently, the Company and SDI receive Rule 12b-1 fees ranging from 0% to [    ]% of the average net assets of the Contract (and certain other contracts issued or administered by the Company or its affiliates) invested in the Underlying Funds.

Payments from Underlying Fund Service Providers.  The Company or its affiliates also receives payments from the investment advisers, sub-advisers, distributors, or affiliates thereof of certain Underlying Funds (including affiliated Underlying Funds).  These payments may be derived, in whole or in part, from the investment advisory fees deducted from Underlying Fund assets.  Owners, through their indirect investment in the Underlying Funds, bear the costs of these investment advisory fees (see the Underlying Funds’ prospectuses for more information).  These payments usually are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and to certain other variable insurance contracts issued or administered by the Company or its affiliates.  Currently, the Company and its affiliates receive payments that range from 0% to [   ]% of the average net assets of the Contract (and certain other variable insurance contracts issued or administered by the Company or its affiliates) invested in the Underlying Funds.  The Company may also receive payments from certain of the investment advisers, sub-advisers, distributors, or affiliates thereof of certain Underlying Funds that are pre-determined and not based on the average net assets of the Contract (or other variable insurance contracts issued or administered by the Company or its affiliates) invested in the Underlying Funds.

Other Payments.  An Underlying Fund’s adviser, sub-adviser, distributor, or affiliates thereof may provide the Company, its affiliates, and/or broker-dealers that sell the Contract

(“selling firms”) with wholesaling services to assist the Company in the distribution of the Contract, may pay the Company, its affiliates, and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may provide the Company, its affiliates, and/or selling firms with occasional gifts, meals, tickets, or other compensation as an incentive to market the Underlying Funds and to cooperate with their promotional efforts.

For details about the compensation payments the Company makes in connection with the sale of the Contract, see “Other Information—Sale of the Contract.”

Total Payments. Currently, the Company and its affiliates, including SDI, receive payments from the Underlying Funds, their advisers, sub-advisers, distributors, or affiliates thereof in the form of Rule 12b-1 fees and/or other payments that range in total from 0% to a maximum [    ]% of the average net assets of the Contract (and certain other variable insurance contracts issued or administered by the Company or its affiliates) invested in the Underlying Funds.  This does not include the arrangements with certain of the investment advisers, sub-advisers, distributors, or affiliates thereof of certain Underlying Funds in which the payment is not based on the average net assets of the Contract invested in the Underlying Fund.

Selection of the Underlying Funds — The Company selects the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, investment objectives and strategies, the strength of the investment adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.  Another factor the Company considers during the selection process is whether the Underlying Fund, its adviser, its sub-adviser, or an affiliate will make payments to the Company or its affiliates, as described above.  The Company also considers whether the Underlying Fund’s adviser is one of its affiliates, and whether the Underlying Fund, its adviser, sub-adviser, distributor, or an affiliate can provide marketing and distribution support for sale of the Contract.  The Company reviews each Underlying Fund periodically after it is selected.  Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to an Underlying Fund if it determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant assets.  The Company does not recommend or endorse any particular Underlying Fund, and does not provide investment advice.

Services and Administration — The Company has primary responsibility for all administration of the Contracts and the Separate Account.  The Company has entered into an administrative services agreement with se2, LLC. (“se2”), 5801 SW 6th Avenue, Topeka, Kansas 66636, whereby se2 provides certain business process outsourcing services with respect to the Contracts.  se2 may engage other service providers to provide certain administrative functions.  se2 is an affiliate of the Company.

THE CONTRACT

General — The Company issues the Contract offered by this Prospectus.  It is a flexible purchase payment deferred variable annuity.  To the extent that you allocate all or a portion of your Purchase Payments to the Subaccounts, the Contract is significantly different from a fixed annuity contract because, under this Contract, the Owner assumes the risk of investment gain or loss rather than the Company.  When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis, or both beginning on the Annuity Start Date.  The amount that will be available for Annuity Payments will depend on the investment performance of the Subaccounts to which you have allocated Purchase Payments, as well as the amount of interest credited on amounts that you have allocated to the Fixed Account (if it is available under your Contract).

The Contract is available for purchase by an individual as a non-tax qualified retirement plan (“Non-Qualified Plan”).  The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the requirements of Section 402A, 403(b), 408, or 408A of the Internal Revenue Code (“Qualified Plan”).  Certain federal tax advantages are currently available to retirement plans that qualify as (1) annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b), or (2) traditional and Roth individual retirement accounts or annuities, including traditional IRAs established by an employer under a simplified employee pension plan or a SIMPLE IRA plan, under Section 408.  Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan.  If you are purchasing the Contract as an investment vehicle for a Section 402A, 403(b), 408, or 408A Qualified Plan, you should consider that the Contract does not provide any additional tax advantages beyond those already available through the Qualified Plan.  However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life.  You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

Note that for Contracts issued to Massachusetts residents, a unisex Massachusetts approved Contract will be issued without regard to where the application was signed.

Important Information About Your Benefits Under the Contract — The benefits under the Contract are paid by your Contract Value held in the Separate Account and/or us from our General Account assets.  It is important that you understand how the Separate Account and General Account support the Contract.

Assets in the Separate Account — Your Contract permits you to allocate Purchase Payments and Contract Value to various Subaccounts, and each Subaccount is a division of the Separate Account.  As such, Purchase Payments and Contract Value allocated to the Subaccounts become assets of the Separate Account.  Separate Account assets are segregated and cannot be charged with liabilities arising from any other business that we may conduct.  However, you bear all of the investment risk for all amounts allocated to the Separate Account.

Assets in the General Account —  The assets in our General Account are used to pay interest credited on amounts allocated to the Fixed Account (if it is available under your Contract), as well as any guarantees under the Contract that exceed your Contract Value such as those associated with the Guaranteed Lifetime Withdrawal Benefit Rider.  We issue other types of insurance policies and financial products as well, and we pay our obligations under these products from our assets in the General Account.

Any amounts that we are obligated to pay under the Contract from the General Account are subject to our financial strength and claims-paying ability.  An insurance company’s financial strength and claims–paying ability may be affected by, among other factors, adverse market developments.  Adverse market developments may result in, among other things, realized losses on General Account investments, unrealized losses on such investments (which may or may not result in accounting impairments), increased reserve requirements, and a reduction of capital both absolutely and relative to minimum, regulatory required capital (some of which are cash items and some of which are non-cash items).  Adverse market developments are an inherent risk to our, and any insurer’s, General Account.

Financial Statements — We encourage you to read and understand our financial statements.  We prepare our financial statements on both a statutory basis, as required by our state regulators who oversee our financial strength and/or claims paying ability, and according to Generally Accepted Accounting Principles (GAAP).  Our most recently available audited GAAP financial statements are included in the Statement of Additional Information, which is available at no charge by writing us at One Security Benefit Place, Topeka, Kansas 66636, or by calling us at 1-800-888-2461.  You also may obtain our most recent annual unaudited statutory financial statements, as well as our most recently available annual audited statutory financial statements, by calling us at 1-800-888-2461.  Please note that accounting principles and rules used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from the principles and rules used to prepare GAAP financial statements, and the resulting differences may be material.

Application for a Contract — If you wish to purchase a Contract, you may submit an application and an initial Purchase Payment to the Company, as well as any other form or information that the Company may require.  The Company reserves the right to reject an application or Purchase Payment for any reason described in this Prospectus, subject to any applicable state or federal law relating to non-discrimination.

The maximum age of an Owner or Annuitant for which a Contract will be issued is age 80.  If there are Joint Owners or Annuitants, the maximum issue age will be determined by reference to the older Owner or Annuitant.

Optional Riders — You may select either or both of the options riders described immediately below.  Please note that any amount that we may pay or make available under any optional rider that is in excess of your Contract Value is subject to our financial strength and claims-paying ability.

           Guaranteed Lifetime Withdrawal Benefit Rider — The Guaranteed Lifetime Withdrawal Benefit Rider (the “GLWB Rider”) is designed for Owners who are concerned that poor investment performance or market volatility in the Subaccounts may adversely impact the amount of money they can withdraw under the Contract for retirement income or other long-term purposes.  The GLWB Rider may be purchased on the Contract Date or on any Contract Anniversary, provided that the GLWB Rider’s age restrictions are satisfied.

Subject to certain conditions and restrictions, the GLWB Rider guarantees that you will be able to withdraw a specified amount each Contract Year of the Income Phase even if your Contract Value is reduced to zero.  However, you should be aware that the GLWB Rider does not guarantee Contract Value or the performance of any investment option.

Key Terms. Described below are certain key terms under the GLWB Rider.

Accumulation Phase:  The period of time from the Rider Start Date until the Income Phase Start Date.

Available Lifetime Annual Income Amount:   The amount that may be withdrawn under the GLWB Rider at any given time during each Contract Year of the Income Phase without reducing or eliminating the rider’s guarantee.  During the Accumulation Phase, the Available Lifetime Annual Income Amount effectively is always equal to zero, because all withdrawals during the Accumulation Phase are Excess Withdrawals.  At any given time during the Income Phase, the Available Lifetime Annual Income Amount is the greater of (a) zero or (b) the Lifetime Annual Income Amount minus cumulative withdrawals that Contract Year.

Benefit Base: An amount used to calculate (i) your rider charge and (ii) the Lifetime Annual Income Amount.  Your Benefit Base is equal to the greater of your Step-up Base and the Roll-up Amount. The Benefit Base is not a cash value, surrender value, or death benefit.  It is not available to you, it is not a minimum return for any Subaccount, and it is not a guarantee of any Contract Value.  See “Your Benefit Base” below.

Benefit Percentage:  A percentage we multiply by your Benefit Base at the Income Phase Start Date and on each Contract Anniversary during the Income Phase to determine your Lifetime Annual Income Amount.

Covered Person:   The Covered Person is the person during whose life we will make the Lifetime Annual Income Amount available during each Contract Year of the Income Phase.  If the Contract is owned by a single natural person, then the Covered Person must be the Owner.  If the Contract is owned by a non-natural person, then the Covered Person must be the Annuitant. Upon the Income Phase Start Date, the Owner elects whether the Lifetime Annual Income Amount will be based upon a single life or joint lives. If a single life is elected, while this Rider is in force, the Lifetime Annual Income will be paid for the life of the Single Covered Person. If joint lives are selected, while this Rider is in force, the Lifetime Annual Income Amount will be paid for the joint lives of the Covered Person and the Joint Covered Person.  If joint lives are elected, the Joint Covered Person must be the spouse of the Covered Person.

Excess Withdrawals:  During the Accumulation Phase, all withdrawals of Contract Value are Excess Withdrawals.  During the Income Phase, any portion of a withdrawal of Contract Value in excess of the  Lifetime Annual Income Amount is an Excess Withdrawal.

GLWB Rider Charge:  The annualized amount we deduct quarterly from your Contract Value if you elect the GLWB Rider.  The GLWB Rider Charge is calculated as a percentage of your Benefit Base.  See “Fees and Expenses” and “Charges and Deductions.”

Growth Factor:  The percentage used in the recalculation of the Roll-up Amount.  The Growth Factor equals 7%.

Roll-up Amount:  The Roll-up Amount is used to calculate your Benefit Base. On the Rider Start Date, your Roll-up Amount equals your initial Purchase Payment (if the Rider Start Date is the Contract Date) or your Contract Value (if the Rider Start Date is a Contract Anniversary).  The Roll-Up Amount is increased by the dollar amount of any Purchase Payment and negatively adjusted for any Excess Withdrawals.

On each Valuation Date until the Roll-up Term has ended, your Roll-up Amount is increased, and your new Roll-up Amount will equal:

(i)	Your current Roll-up Amount; plus

(ii)	Your current Roll-Up Base, multiplied by (the Growth Factor, divided by 365, multiplied by the number of calendar days since the last Valuation Date).

Roll-up Base: The Roll-up Base is used to determine the Roll-up Amount.  On the Rider Start Date, your Roll-up Base equals your initial Purchase Payment (if the Rider Start Date is the Contract Date) or your Contract Value (if the Rider Start Date is a Contract Anniversary).  The Roll-up Base is increased by the dollar amount of any Purchase Payment and negatively adjusted for any Excess Withdrawal.  Otherwise, your Roll-up Base remains unchanged.

Step-up Base:  The Step-up Base is an amount used to calculate your Benefit Base.  On the Rider Start Date, your Step-up Base equals your initial Purchase Payment (if the Rider Start Date is the Contract Date) or your Contract Value (if the Rider Start Date is a Contract Anniversary).  Your Step-up Base is recalculated on each Contract Anniversary thereafter, when a subsequent Purchase Payment is applied, and when an Excess Withdrawal is taken.  See “The Step-up Base” below.

Income Phase:  The Income Phase begins on the Income Phase Start Date and ends upon the termination of the Contract.  During the Income Phase, you may take withdrawals each Contract Year up to your Lifetime Annual Income Amount.  Any portion of your withdrawals in a Contract Year that exceeds your Available Lifetime Annual Income Amount will reduce or eliminate your benefit in future Contract Years.

During the Income Phase, your Lifetime Annual Income Amount may increase through increases in your Step-up Base (neither your Roll-up Amount nor your Roll-up Base are eligible for increases during the Income Phase).  Since Purchase Payments are not permitted during the Income Phase, your Step-up Base is eligible to increase only through positive investment performance.

Income Phase Start Date: The Income Phase Start Date begins once we receive your Lifetime Income Election Form in Good Order.

Lifetime Annual Income Amount:   The Lifetime Annual Income Amount is the maximum amount that may be withdrawn during each Contract Year of the Income Phase without reducing or eliminating the GLWB Rider’s guarantees.

The Lifetime Annual Income Amount is equal to the Benefit Percentage multiplied by the Benefit Base on the Income Phase Start Date.  For a Qualified Contract under the Code that is in the “Required Minimum Distribution” or “RMD” phase, the Lifetime Annual Income Amount is equal to the greater of (i) the Benefit Percentage multiplied by the Benefit Base on the Income Phase Start Date (as explained above), or (ii) the “RMD Annual Income Amount.” The RMD Annual Income Amount is the amount determined by our system for RMD calculations as of the beginning of the calendar year.

Roll-up Term: The Roll-up Term begins on the Rider Start Date and ends on the earlier of (i) the 10th anniversary of the Rider Start Date; (ii) the Contract Anniversary immediately after Owner (or older Joint Owner, if applicable) attains the age of 85; or (iii) the Income Phase Start Date.  At the end of the Roll-up Term, your Roll-up Base will increase only through the application of additional Purchase Payments.

Rider Start Date:  The date the GLWB Rider is added to your Contract.

Purchasing the GLWB Rider.  The GLWB Rider may be purchased on the Contract Date or on any Contract Anniversary, subject to the rider’s age restrictions.  You may purchase the rider if, on the Rider Start Date, you (and the Joint Owner, if any) are at least 50 years of age but no older than 80.  Except under the circumstances set forth below, an Owner must be a natural person. See “Covered Persons, Owners, and Spouses” below.

If you elect the GLWB Rider, you should consider whether systematic withdrawals are appropriate for you. Systematic withdrawals may be Excess Withdrawals.  Excess Withdrawals may significantly reduce or even eliminate your ability to make lifetime withdrawals under the GLWB Rider.  If you elect the GLWB Rider after the Contract Date, existing systematic withdrawals will not automatically be canceled.  You should consider whether any pre-existing systematic withdrawals should be adjusted or terminated.

When you purchase the GLWB Rider may have a significant impact on the value of your Benefit Base.  There are certain advantages to purchasing the GLWB Rider early.  The earlier you purchase the GLWB Rider, the longer the period of time during which your Benefit Base may increase.  On the other hand, there are certain advantages to purchasing the GLWB Rider later.  If you purchased the GLWB Rider too early and do not begin taking withdrawals for a period of time, you may pay the GLWB Rider Charge for a longer period than is necessary to realize the same level of benefits.  In addition, you also must comply with the rider’s restrictions for a longer period of time, such as the rider’s allocation restrictions.

Owners, Covered Persons, and Spouses. If you elect the GLWB Rider, the Contract Owner must be a natural person unless: (i) the Contract is owned by a trust (or other entity as agent for a natural person); (ii) the rider is issued on a single-life basis; (iii) only one Annuitant is named in the Contract; and  (iv) the Annuitant is the Covered person.

The Contract can be jointly owned if:  (i) there is only one Joint Owner; (ii) the Joint Owner is the spouse of the Owner, and (iii) prior to annuitization of the Contract, the only Designated Beneficiaries under the Contract are the Owner and Joint Owner.

If you add, remove, or change an Owner under your Contract after the GLWB Rider elected, we will terminate the Rider without value.  If you and the Joint Owner, if any, cease to be spouses, we will terminate the GLWB Rider without value.

Upon the Income Phase Start Date, the Covered Person and Joint Covered Person, if applicable, must be at least age 59½.  If the Contract is owned by a single person, then the Owner must be the Covered Person.In addition, whether the Contract is singly or jointly owned, any Joint Covered Person must be the spouse of the Covered Person on the Income Phase Start Date.  If there is one Owner under the Contract, the Joint Covered Person also must be the sole Designated Beneficiary under the Contract.  If there are Joint Owners under the Contract, the Covered Person and Joint Covered Person must be the sole Designated Beneficiaries under the Contract.

We will make the Lifetime Annual Income Amount available during the Income Phase  until the later of the death of the Covered Person or the death of the Joint Covered Person, provided that (i) there is no change in the status of the Joint Covered Person as the spouse of the Covered Person, and (ii) there is no change in the status of the Joint Covered Person as the sole Designated Beneficiary (if there is one Contract Owner) or of the Covered Person and Joint Covered Person as the only Designated Beneficiaries (if there are two Contract Owners).

If the Contract has one Owner and joint lives is elected, if the Joint Covered Person ceases to be the spouse of the Covered Person, the benefits under this Rider will be based solely on the life of the Covered Person.  The Lifetime Annual Income Amount will not be available or paid after the death of the Covered Person, even if the Joint Covered Person is still alive.  However, the Benefit Percentage will continue to be determined on a joint-life basis. This means that the Covered Person, will continue to receive a Lifetime Annual Income Amount based on Joint Lives - which is lower than one based on a single life.

If the Contract has an Owner and Joint Owner, and the Owners cease to be spouses, we will terminate the GLWB Rider without value.  We will terminate the Rider whether it is in the Accumulation Phase or the Income Phase.  If the Contract is in the Income Phase, we will do so whether you elected joint lives or single life.

After the Income Phase Start Date, the Covered Person and the Joint Covered Person cannot be changed, even if the Covered Person has a new spouse. Also, a Joint Covered Person cannot be added.

Continuation of Contract by Surviving Spouse of the Covered Person. If the Income Phase has not begun, and the Owner dies while the rider is in effect, the surviving spouse of the deceased Owner may elect to continue the Contract in accordance with its terms, and the rider may also be continued.  If the Roll-up Term has terminated, it will remain terminated.  If the Roll-up Term has not ended, it will continue based on the surviving spouse’s age.

If the rider is in the Income Phase, and the rider is based on joint lives, the rider will continue for life of the surviving spouse.  If the Rider is based on a single life, and the Owner dies, the rider will terminate.  If the rider terminates, the surviving spouse can elect to add a new GLWB Rider (if we are issuing any such rider at that time) on a Contract Anniversary, if he/she satisfies the issue age requirements.  The terms of any such new rider may differ from the terms of the terminated GLWB Rider.

Withdrawals.  You may make withdrawals under your Contract while the GLWB Rider is in effect.  However, the amount and timing of your withdrawals may significantly reduce (or even eliminate) your ability to make lifetime withdrawals under the rider.

All withdrawals while the GLWB Rider is in effect are either Excess Withdrawals or withdrawals of the Lifetime Annual Income Amount. It is important that you understand the impact of Excess Withdrawals on your GLWB Rider.

During the Accumulation Phase, the Lifetime Annual Income Amount is not available, and all withdrawals are Excess Withdrawals.  During the Income Phase, cumulative withdrawals each Contract Year up to the Lifetime Annual Income Amount are available.  Any portion of cumulative withdrawals in excess of the Lifetime Annual Income Amount are Excess Withdrawals.

We have designed the GLWB Rider for you to take withdrawals during each Contract year of the Income Phase up to the Lifetime Annual Income Amount.  To obtain the maximum potential benefit under the GLWB Rider, you should not take any Excess Withdrawals.  Excess Withdrawals reduce your Benefit Base and, in turn, your Lifetime Annual Income Amount.  As such, Excess Withdrawals may significantly reduce or even eliminate your ability to withdraw the Lifetime Annual Income Amount.  If your Contract Value is reduced to zero due to an Excess Withdrawal, your Contract and the GLWB Rider will terminate without value.

Withdrawals of the Lifetime Annual Income Amount and Excess Withdrawals will reduce your Contract Value.  However, unlike Excess Withdrawals, withdrawals of the Lifetime Annual Income Amount will not reduce or eliminate the value of your benefit under the GLWB Rider.

We will not assess a Surrender Charge on the Lifetime Annual Income Amount.  Excess Withdrawals are subject to the Surrender Charge schedule under your Contract.

Both withdrawals of the Lifetime Annual Income Amount and Excess Withdrawals may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59½, may be subject to a 10% penalty tax.  Please see “Federal Tax Matters.”

Your Lifetime Annual Income Amount. Your Lifetime Annual Income Amount is the maximum amount that you can withdraw each Contract Year during the Income Phase without reducing or eliminating your ability to make lifetime withdrawals under the GLWB Rider.

During the Accumulation Phase, you do not have a Lifetime Annual Income Amount (i.e., your Lifetime Annual Income Amount effectively equals zero).  All withdrawals during the Accumulation Phase are Excess Withdrawals

           On the Income Phase Start Date and each Contract Anniversary thereafter, your Lifetime Annual Income Amount is equal to (i) the applicable Benefit Percentage, multiplied by (ii) your

Benefit Base.  If you make Excess Withdrawals at any time during the Income Phase, your Benefit Base will be negatively adjusted.  If the Income Phase Start Date is not on the same day as a Contract Anniversary, your Lifetime Annual Income Amount for the period of time between the Income Phase Start Date and the next Contract Anniversary will be pro-rated.

You may make withdraws each Contract Year of the Income Phase up to the Lifetime Annual Income Amount.  Such withdrawals may be in the form of a lump sum, multiple withdrawals, or in a series of pre-authorized withdrawals during the Contract Year.  The Lifetime Annual Income Amount is not cumulative, which means that if you choose to withdraw only part of, or none of, your Lifetime Annual Income Amount in any given Contract year, any portion not withdrawn will not be carried over to the next or any subsequent Contract Year.

Benefit Percentage. The applicable Benefit Percentage depends on the age of the Covered Person (or the younger Joint Covered Persons, if applicable) on the Income Phase Start Date, as follows:

Attained Age	Benefit Percentage
	Single Life	Joint Life
59½	4.00%	3.50%
65 – 74	5.00%	4.50%
75 – 79	5.50%	5.00%
80+	6.00%	5.50%

Please note that we apply a lower Benefit Percentage if there is a Joint Covered Person.  A lower Benefit Percentage will result in a lower Lifetime Annual Income Amount during the Income Phase.  We apply a lower Benefit Percentage because we are obligated to make the Lifetime Annual Income Amount available during the Income Phase over the lives of two individuals (so long as all of the rider’s conditions are met).

Your Benefit Base.  Your Benefit Base is used to calculate (i) your Rider Charge and (ii) your Lifetime Annual Income Amount on the Income Phase Start Date and each subsequent Contract Anniversary.

We initially calculate your Benefit Base on the Rider Start Date and recalculate it on each Contract Anniversary, when you make any additional Purchase Payments, and when you make any Excess Withdrawals.

On the Rider Start Date, your Benefit Base is equal to (a) your initial Purchase Payment (if we issued your rider on the Contract Date) or (b) your Contract Value on the Rider Start Date (if we issued your rider on a Contract Anniversary).  On each subsequent Contract Anniversary, your Benefit Base equals the greater of the Step-up Base or the Roll-up Amount.

The Step-up Base.  On the Rider Start Date, the Step-up Base is equal to: (a) your initial Purchase Payment (if we issued your rider on the Contract Date) or (b) your Contract Value on the Rider Start Date (if we issued your rider on a Contract Anniversary).

We recalculate the Step-up Base as follows:

•	On each Contract Anniversary, the new Step-up Base is equal to the greater of (a) your Contract Value on that Contract Anniversary or (b) the then current Step-up Base.

•	If you make an additional Purchase Payment during the Accumulation Phase, we will increase the then current Step-up Base by the amount of the Purchase Payment.

•
If you make an Excess Withdrawal, your new Step-up Base is equal to the then current Step-up Base multiplied by (1 minus (the amount of the Excess Withdrawal divided by your Contract Value immediately before the Excess Withdrawal)).

Excess Withdrawals could reduce your Step-up Base by substantially more than the actual amount of the Excess Withdrawal.  Excess Withdrawals will also reduce your Lifetime Annual Income Amount.

Examples of Excess Withdrawals on the Step-up Base.

Assume:

•	At the beginning of a Contract Year during the Income Phase, the Lifetime Annual Income Amount equals $5,000 (the Available Lifetime Annual Income Amount is also $5,000).

•	During the Contract Year the Owner makes only one withdrawal, and it is a $6,000 withdrawal. This means that the Owner has made a non-Excess Withdrawal of $5,000 and an Excess Withdrawal of $1,000.

As a result:

•
On the day that the Owner takes the $6,000 withdrawal, but prior to the withdrawal being processed, the then current Step-up Base is $100,000.  The Contract Value is $90,000 prior to any part of the withdrawal being processed and, after the non-Excess Withdrawal is deducted but immediately before the Excess Withdrawal is deducted, the Contract Value is $85,000.

•
When the Excess Withdrawal is made, the new Step-up Base is equal to the then current Step-up Base multiplied by (1 minus (the amount of the Excess Withdrawal divided by the Contract Value immediately before the Excess Withdrawal)).  Thus, the new Step-up Base is equal to: $100,000 x (1 – ($1,000 ÷ $85,000)) = $98,400.

In this example, because the Contract Value was less than the Step-up Base at the time of the Excess Withdrawal, the Step-up Base was reduced by more than the amount of the Excess Withdrawal.

Continuing this example, assume the facts above and further assume:

•	The Owner takes another withdrawal in the same Contract Year, this time in the amount of $3,000.

•	In this case, the Lifetime Annual Income Amount of $5,000 (the Available Lifetime Annual Income Amount is now $0) has already been taken, thus the entire withdrawal is an Excess Withdrawal.

As a result:

•	Immediately prior to the $3,000 withdrawal being deducted, the then current Step-up Base is $98,400 and the Contract Value is $90,000.

•	Then the new Step-up Base is equal to $98,400 x (1 – $3,000 ÷ $90,000) = $95,153.

Again, in this example, because the Contract Value was less than the Step-up Base at the time of the Excess Withdrawal, the Step-up Base was reduced by more than the amount of the Excess Withdrawal.

The Roll-up Amount.  On the Rider Start Date, the Roll-up Amount is equal to: (a) your initial Purchase Payment (if we issued your rider on the Contract Date) or (b) your Contract Value on the Rider Start Date (if we issued your rider on a Contract Anniversary).

We recalculate the Roll-up Amount as follows:

•
On each Valuation Date until the Roll-up Term has ended, the new Roll-up Amount is (a) the then current Roll-up Base, multiplied by (b) ((7% divided by 365) multiplied by the number of calendar since the last Valuation Date).

•	If you make an additional Purchase Payment during the Accumulation Phase, we will increase the then current Roll-up Amount by the amount of the Purchase Payment.

•
If you make an Excess Withdrawal, the new Roll-up Amount is equal to the then current Roll-up Amount multiplied by (1 minus (the amount of the Excess Withdrawal divided by your Contract Value immediately before the Excess Withdrawal)).

Excess Withdrawals could reduce your Roll-up Amount by substantially more than the actual amount of the Excess Withdrawal.  Excess Withdrawals will also reduce your Lifetime Annual Income Amount.

Example of Excess Withdrawals on the Roll-up Amount.

Assume:

•	During a Contract Year during the Income Phase, the Owner has already taken withdrawals equal to the Lifetime Annual Income Amount for the Contract Year.

•	The Owner takes another withdrawal of $3,000 in the same Contract Year, all of which is considered an Excess Withdrawal.

Immediately prior to the withdrawal of $3,000, the current Roll-up Amount is $100,000.  The Contract Value is $50,000.

As a result:

•
The new Roll-up Amount is equal to the then current Roll-up Base multiplied by (1 minus (the amount of the Excess Withdrawal divided by your Contract Value immediately before the Excess Withdrawal)).  Thus, the new Roll-up Amount is equal to: $100,000 x (1 – ($3,000 ÷ $50,000)) = $94,000.

Note that the Excess Withdrawal is $3,000, while the reduction in Roll-up Amount is $6,000 (twice the amount of the Excess Withdrawal).

When to Begin the Income Phase.  You should carefully consider when to enter the Income Phase under the GLWB Rider, during which time the Lifetime Annual Income Amount is available each Contract Year for the lives of the Covered Person or, if applicable, Joint Covered Persons.

Advantages to not delaying the Income Phase:

•	You may maximize the time during which you may take the Lifetime Annual Income Amount due to longer life expectancy.

•	You will be using the benefit for which you are paying.

Advantages to delaying the Income Phase:

•	You may maximize the size of your Roll-up Amount, which may increase your Lifetime Annual Income Amount.

•
All withdrawals, including withdrawals of the Lifetime Annual Income Amount, reduce your Contract Value, may result in receipt of taxable income (and a 10% penalty tax if made prior to age 59½), and may limit the potential for increasing your Benefit Base through higher Contract Values on Contract Anniversaries.

You should discuss with your registered representative when it may be appropriate for you to begin taking withdrawals under the GLWB Rider.

Reduction of Contract Value to Zero.  If your Contract Value reduces to zero, one of the following will occur:

•
If your Contract Value reduced to zero due to an Excess Withdrawal, then we will terminate your Contract and the GLWB Rider without value  (which means your Lifetime Annual Income Amount will no longer be available) even if your Benefit Base is greater than zero.  You will not be entitled to receive any further benefits under your Contract or the GLWB Rider.

•	If your Contract Value is reduced to zero during the Income Phase for any reason other than an Excess Withdrawal, then:

o	We will make payments to you each Contract Year in an amount equal to the Lifetime Annual Income Amount in effect as of the Valuation Date the Contract Value reduced to zero;

o	We will make these as a series of payments pursuant to a frequency selected by you from those made available by us at that time;

o	We will make these payments until the death of the Covered Person (or the later of the death of the Covered Person and any Joint Covered Person, if applicable);

o	You may not make any additional Purchase Payments under your Contract; and

o	You will no longer be eligible to receive a death benefit under your Contract.

Allocation Restrictions.  If you elect the GLWB Rider, you must allocate your Purchase Payments and Contract Value in accordance with the rider’s allocation restrictions.  Under the rider, all Purchase Payments and Contract Value must be allocated to Subaccounts that are designated as “GLWB Subaccounts.” Subaccounts that are not designated as “GLWB Subaccounts” and the Fixed Account will not be available under your Contract.  If you wish to add the GLWB Rider on a Contract Anniversary, you will need to transfer all Contract Value in accordance with the rider’s allocation restrictions.

We will reject requests and instructions to allocate Purchase Payments or Contract Value to investment options other than GLWB Subaccounts.

Conflicts of Interest Regarding Volatility Management Strategies.  Each of the GLWB Subaccounts invests in an Underlying Fund that employs volatility management strategies.  See “Volatility Management Strategies on page [  ]” for information on how volatility management strategies may affect your Contract Value.  You should be aware that we are subject to a conflict of interest insofar as, by requiring you to allocate your Purchase Payments and Contract Value to Subaccounts that invest in Underlying Funds that employ volatility management strategies, we are attempting to reduce the risk to us that we will have to pay the Lifetime Annual Income Amount from our General Account assets by reducing the risk of loss to your Contract Value.

GLWB Subaccounts.  The following Subaccounts are currently designated as GLWB Subaccounts:

American Funds Insurance Series
American Funds IS® Managed Risk Asset Allocation
American Funds IS® Managed Risk Blue Chip Income and Growth Fund
American Funds IS® Managed Risk Growth-Income
The Optimal Portfolio System
TOPS® Managed Risk Balanced ETF Portfolio
TOPS® Managed Risk Growth ETF Portfolio
TOPS® Managed Risk Moderate Growth ETF Portfolio

The Company reserves the right to add or remove GLWB Subaccounts, and we will notify you of any such changes.  If you have Contract Value allocated to a GLWB Subaccount and we remove that Subaccount as an eligible investment option, we will notify you that you must reallocate all such Contract Value to one or more GLWB Subaccounts prior to a specified date, which will be no earlier than 30 days after the date of the notice.  If you fail to reallocate your Contract Value by the specified date, we reserve the right to cancel your rider without value.

Following a change to the rider’s allocation restrictions, we will reject any request for the allocation of Purchase Payments or Contract Value that instructs us to allocate any amounts to a Subaccount that is no longer a GLWB Subaccount.

Restrictions on Purchase Payments.  If you elected the GLWB Rider, you may make additional Purchase Payments until the Income Phase Start Date.  After the Income Phase Start Date, you may not make additional Purchase Payments under the Contract.  In addition, we reserve the right to limit, suspend, or reject Purchase Payments in accordance with the Contract.

Termination. We will terminate the GLWB Rider on the earliest of:

(a)	The Valuation Date you surrender your Contract;

(b)	The Annuity Start Date (if you select an Annuity Option under the Contract, you will not be eligible to receive the Lifetime Annual Income Amount each Contract Year under the GLWB Rider);

(c)	For a GLWB Rider issued with one Covered Person, the date of the Covered Person’s death (regardless of whether the surviving spouse Beneficiary continues the Contract);

(d)	For a GLWB Rider issued with a Covered Person and a Joint Covered Person, the later of the date of death of the Covered Person or the Joint Covered Person;

(e)	The date of change of ownership under the Contract (including total or partial change incident to a divorce—see “Covered Persons, Owners, and Spouses” above) during the Accumulation Phase;

(f)	If the Contract is jointly owned, upon the divorce of the Joint Owners; or

(g)	The Valuation Date your Contract Value is reduced to zero due to an Excess Withdrawal.

Tax Consequences.  As with any distribution from the Contract, tax consequences may apply to GLWB Rider distributions.  The application of certain tax rules to the rider, particularly those rules relating to distributions from your Contract, is not entirely clear.  While there is some uncertainty, we intend to treat any amounts received by you under the GLWB Rider after your Contract Value reduces to zero as annuity payments for tax purposes.  We also intend to treat the payments made to you under the rider prior to the date your Contract Value reduces to zero or selection of an Annuity Option as withdrawals for tax purposes.

For Qualified Contracts, distributions attributable to the GLWB Rider will be taxed in accordance with the rules applicable to the type of Qualified Plan.  We intend to treat distributions from Contracts issued as Section 403(b) annuities or traditional or Roth individual retirement annuities in the manner described above for annuities generally.  Please see “Federal

Tax Matters.”  Your required minimum distribution amount may have to include the value of optional Contract provisions such as the GLWB rider. Consult a tax advisor.

Section 403(b) Plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) may be required to make available Qualified Joint and Survivor Annuity and Qualified Preretirement Survivor Annuity benefits to spouses of Participants unless the Participant waives this right with spousal consent.  There is no guidance on the extent to which these rules may apply to annuity contracts with GLWB riders.  The Qualified Plan sponsor is responsible for compliance with these rules. Consult a tax or legal advisor before purchasing a GLWB Rider in connection with an ERISA-covered 403(b)Qualified Plan.

Important Considerations Prior to Purchasing the GLWB Rider. Listed below are certain considerations that you should take into account when deciding whether to purchase the GLWB Rider.  You should consult with a tax adviser and your registered representative prior to purchasing the GLWB rider to determine whether the rider suits your needs.

•
Purchase Payments and Contract Value must be allocated in accordance with the GLWB Rider’s allocation restrictions.  Under the rider’s allocation restrictions, you may allocate Purchase Payments and Contract Value only to Subaccounts designated as “GLWB Subaccounts.”  See “Allocation Restrictions” above.

•
We will deduct a quarterly GLWB Rider Charge from your Contract Value.  We will assess this charge even if you never make a withdrawal.   We will not refund the GLWB Rider Charges you have paid if the rider terminates for any reason.

•	You cannot cancel the GLWB Rider once it is issued.

•
If you add, remove, or change an Owner under your Contract (including total or partial change incident to a divorce), the GLWB Rider will terminate without value.  See “Covered Persons, Owners, and Spouses” below.

•	If the Contract is jointly owned, and the Joint Owners cease being spouses – whether in the Accumulation or Income Phase – we will terminate the GLWB Rider without value.

•	You will not be able to make any additional Purchase Payments during the Income Phase.

•
After the Income Phase begins, you will not be able to annuitize your Contract.  Conversely, if you annuitize your Contract by selecting an Annuity Option, you will not be able to receive lifetime withdrawals under the GLWB Rider.

You should not purchase the GLWB Rider if —

•	You expect to take Excess Withdrawals, because Excess Withdrawals may significantly reduce or even eliminate your Lifetime Annual Income Amount;

•	You are primarily interested in maximizing the Contract’s potential for long-term accumulation rather than ensuring a stream of income for life;

•	You do not expect to take the Lifetime Annual Income Amount ever or for a significant period of time; or

•	You are a Participant in a 403(b) Qualified Plan that has in-service distribution restrictions and you are unable to take the Lifetime Annual Income Amount for a significant period of time.

Death Benefit — The death benefit is payable if an Owner dies (or if the Annuitant dies, if the Contract is owned by a non-natural person) prior to the Annuity Start Date while the Contract is in force.  In addition, for non-qualified and IRA Contracts only, the death benefit is also payable upon the death of either the Owner or the Annuitant/Joint Annuitant if the Owner’s spouse is the Annuitant or Joint Annuitant.

If the death of an Owner occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option.  See “Annuity Options.”

The Company will calculate the death benefit proceeds payable to the Designated Beneficiary as of the Valuation Date the Company receives due proof of the Owner’s death and instructions in Good Order regarding payment to the Designated Beneficiary.  If the Owner is not a natural person, the death benefit proceeds will be calculated upon receipt of due proof of death of the Annuitant and instructions in Good Order regarding payment.

If there are Joint Owners, the death benefit proceeds will be calculated upon receipt of due proof of death of either Owner and instructions in Good Order regarding payment.

If the Owner’s spouse is the Annuitant or Joint Annuitant, the death benefit proceeds will be calculated upon receipt of due proof of death of either spouse and instructions in Good Order regarding payment.

Unless you elected the Return of Premium Death Benefit Rider, the death benefit under your Contract is equal to the Contract Value, less any applicable premium tax deductions  and applicable pro-rata charges.   No Surrender Charge will be deducted from the death benefit.

Return of Premium Death Benefit Rider — The Return of Premium Death Benefit rider provides an alternative death benefit under the Contract at an additional charge.  The rider must be purchased on the Contract Date.  It is available only under non-qualified and IRA Contracts, and the Owner (or oldest Joint Owner, if applicable) must be less than 71 years of age on the Contract Date.  In addition, if the spouse of the Owner is the Annuitant or Joint Annuitant, both the Owner and the spouse must be less than age 71 on the Contract Date.

If you elected the Return of Premium Death Benefit Rider, the death benefit under your Contract is equal to the greater of:

(a)	the Return of Premium Death Benefit Base (“ROP Base”); or

(b)	the Contract Value, less any applicable premium tax deductions, , and any applicable pro-rata charges.

ROP Base.  The ROP Base is calculated as follows:

•	On the Contract Date, your ROP Base equals your initial Purchase Payment.

•	When an additional Purchase Payment is applied to your Contract, your new Return of Death Benefit Base equals your then current Return of Purchase Payment Death Benefit Base plus the Purchase Payment.

•	When any withdrawal is taken, the new ROP Base is (i) the then current ROP Base, minus (ii) the amount of the withdrawal divided by the Contract Value immediately prior to the withdrawal.

For purposes of the Return of Premium Death Benefit Rider, the term “withdrawal” includes any withdrawal as defined under the Contract (including withdrawals up to the Lifetime Annual Income Amount under the GLWB Rider, if applicable).  The amount of a withdrawal is the amount specified by the Owner prior to the assessment of any applicable charges or deductions under the Contract.  Amounts withdrawn under this rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the terms of the Contract.

Example of Impact of Withdrawals on the ROP Base.

•	On the Contract Date, January 1, 2015, the ROP Base is $100,000 (the initial Purchase Payment was $100,000).

•	On March 1, 2016, a Purchase Payment of $16,000 is applied to the Contract. The ROP Base is now $116,000. ($100,000 + $16,000).

•
On May 1, 2016, there a $20,000 withdrawal is taken.  Prior to the withdrawal, Contract Value equaled $112,000.  After the withdrawal, the new ROP Base is equal to:  $95,286.  ($116,000 – ($20,000 / $112,000)).

 Since each withdrawal results in a proportional adjustment to the ROP Base, the ROP Base may be reduced by more than the actual dollar amount of a withdrawal.

If the Owner’s spouse elects to keep the Contract in force pursuant to the terms of the Contract, the Contract Value will be adjusted to equal the death benefit under the Return of Premium Death Benefit Rider.

Rider Charge.  We will deduct a charge for the Return of Premium Death Benefit Rider.  The current and maximum charges are described in “Fees and Expenses” and “Charges and Deductions.”  The charge is deducted on a quarterly basis.

Termination.  The Return of Premium Death Benefit Rider cannot be cancelled by the Owner.  The rider will terminate if the Contract terminates according to the terms of the Contract.

Form of Payment.  Any death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary.  However, if the Participant has completed a restricted beneficiary designation form, the death benefit proceeds will be paid to the Designated Beneficiary in the manner specified on the form.  If the Company does not receive at its Administrative Office within six months of the date of the Owner’s death instructions regarding the death benefit payment, the death benefit will be paid to the Designated Beneficiary in a single sum.  If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments.  A tax adviser should be consulted in considering Annuity Options.  See “Distribution Requirements” below and “Federal Tax Matters” for a discussion of the tax consequences in the event of death.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract’s Annuity Start Date or date the death benefit is due and payable.  For example, if the payment of a death benefit has been triggered, but, the Designated Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Designated Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile.  This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Designated Beneficiary steps forward to claim the death benefit with the proper documentation.  To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change.  Such updates should be communicated in writing or other approved means at our Administrative Office.

Distribution Requirements — For Contracts issued in connection with a Non-Qualified Plan, if the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue this Contract in force until the earliest of the spouse’s death or the Annuity Start Date or receive the death benefit proceeds.  [If the surviving spouse elects to continue the Contract, no death benefit will be paid and Contract Value will not be adjusted to reflect the amount of any death benefit; provided, however, that the Designated Beneficiary will be entitled to receive the death benefit proceeds in accordance with the terms of the Contract upon the death of the surviving spouse.]

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional rider.  All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law.  The U.S. Supreme Court has held that marriages recognized under state law will be recognized for federal law purposes, but federal law does not recognize unmarried domestic partners as spouses.

For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of such Owner’s interest in the Contract within five years of the death of the Owner.  If the Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of the Owner’s death over a period not extending beyond his or her life or life expectancy.  If the Owner of the Contract is not a natural person, these distribution rules are applicable upon the death of or a change in the primary Annuitant.

For Contracts issued in connection with a Qualified Plan, the terms of the particular Qualified Plan and the Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant.  Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

Please note that any death benefit we may pay that is in excess of Contract Value is subject to our financial strength and claims-paying ability.

Death of the Annuitant — Unless otherwise provided above, if the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract.  The Owner may name a new Annuitant within 30 days of the Annuitant’s death.  If a new Annuitant is not named, the Company will designate the Owner as Annuitant.  On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

Purchase Payments — The minimum initial Purchase Payment for the purchase of a Contract is $10,000.  Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000.  The minimum subsequent Purchase Payment if you elect an Automatic Investment Program is $[    ].  The Company may reduce the minimum Purchase Payment requirement under certain circumstances.  The Company will not accept aggregate Purchase Payments in an amount that exceeds $1,000,000 without prior Company approval.

 We have the right to limit subsequent Purchase Payments, including the rights to suspend or discontinue accepting Purchase Payments and limit the amount of Purchase Payments that can be made any time after the first Contract Year.  We will exercise this right to respond to changes in any of the following:  (i) market or economic conditions; (ii) regulatory requirements; (iii) current and future anticipated expenses; (iv) unfavorable mortality experience; or (v) our financial condition.   If we exercise this right, we will do so in the same manner for all Owners, and we will provide you with written notice of any change in procedures related to the refusal of Purchase Payments before such a change takes effect.

The Company will apply the initial Purchase Payment no later than the end of the second Valuation Date after the Valuation Date it is received by the Company at its Administrative Office; provided that the Purchase Payment is preceded or accompanied by an application in Good Order.  The application form will be provided by the Company.  If you submit your application and/or initial Purchase Payment to your registered representative, the Company will not begin processing the application and initial Purchase Payment until the Company receives them from your representative’s broker-dealer.

Sometimes the Purchase Payment is not preceded by or accompanied by a complete application in Good Order.  The application includes your affirmative consent permitting the Company to hold your initial Purchase Payment beyond five Valuation Dates in its effort to complete your application.  If your application is incomplete, and the Company is unable to resolve the problem within five Valuation Dates, the Company will notify you in writing of the reasons for the delay.  If you affirmatively revoke the consent given with your application to hold your initial Purchase Payment pending resolution of the problem, we will return your Purchase Payment.  Otherwise, the Purchase Payment will be applied not later than the second Valuation Date after the Valuation Date the problem is resolved.

The Company will credit subsequent Purchase Payments as of the end of the Valuation Date in which they are received by the Company at its Administrative Office; however, subsequent Purchase Payments received at or after the cut-off time of 3:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date.  See “Cut-Off Times.”  Purchase Payments after the initial Purchase Payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living.  Subsequent Purchase Payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Code.  Subsequent Purchase Payments may be paid under an Automatic Investment Program, although the initial Purchase Payment required must be credited before the Company will accept any payment through the Automatic Investment Program.  If you submit a subsequent Purchase Payment to your registered representative, the Company will not begin processing the Purchase Payment until the Company receives it from your representative’s broker-dealer.

If mandated under applicable law, the Company may be required to reject a Purchase Payment.  The Company also may be required to provide additional information about an Owner’s account to government regulators.  In addition, the Company may be required to block an Owner’s account and thereby refuse to pay any request for transfers, full or partial withdrawals (including systematic withdrawals), or death benefits until instructions are received from the appropriate regulator.

Allocation of Purchase Payments — In the application, you must select the investment option(s) to which your initial Purchase Payment will be allocated.  Subsequent Purchase Payments will be allocated according to your instructions contained in the application or more recent instructions received by our Administrative Office in Good Order.  No Purchase Payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount or the Fixed Account.  The allocations may be a whole dollar amount or a whole percentage.  The investment options to which you may allocate Purchase Payments include the Subaccounts and the Fixed Account (if it is available under your Contact).

You may change the Purchase Payment allocation instructions by submitting a written request in Good Order to the Company’s Administrative Office.  If your written request is in Good Order, the change in allocation instructions will be effective upon receipt by the Company at its Administrative Office and will continue in effect until you submit a change in instructions to the Company.  Changes in the allocation of future Purchase Payments have no effect on existing Contract Value.  You may transfer Contract Value among the Subaccounts and the Fixed Account (if it’s available under your Contract) in the manner described in “Transfers of

Contract Value,” “Dollar Cost Averaging,” or “Asset Reallocation Option” below, as well as in “The Fixed Account.”

Under the GLWB Rider, you may only allocate Purchase Payments among the GLWB Subaccounts.  Please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation  Restrictions.”

Transfers of Contract Value — You may reallocate or transfer Contract Value among the Subaccounts upon written request in Good Order to the Company’s Administrative Office both before and after the Annuity Start Date.  You may make transfers (other than transfers pursuant to the Dollar Cost Averaging Option or the Asset Reallocation Option) by telephone if the Electronic Transfer Privilege section of the application or other proper form has been completed, signed, and received at the Company’s Administrative Office in Good Order.  The minimum transfer amount is $500, or the amount remaining in a given Subaccount.  The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging Option or the Asset Reallocation Option.  Transfers in excess of $1,000,000 are not permitted without our approval.

           The Company generally effects transfers between Subaccounts at their respective Accumulation Unit values as of the close of the Valuation Date during which the transfer request is received; however, transfer requests received at or after the cut-off time of 3:00 p.m. Central time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date.  See “Cut-Off Times” below.

           If the Fixed Account is available under your Contract, you may also transfer Contract Value to the Fixed Account; however, transfers from the Fixed Account to the Subaccounts are restricted as described in “The Fixed Account.”

The Company reserves the right to limit transfers to 14 in a Contract Year.  The Company will so limit your transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount(s) and we believe that suspension of your electronic transfer privileges, as discussed below, does not adequately address your transfer activity.  The Company does not assess a transfer fee on transfers.

Under the GLWB Rider, you may only transfer Contract Value among GLWB Subaccounts.  Please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.” If you elect the GLWB Rider on a Contract Anniversary, you will be required to transfer your Contract Value to GLWB Subaccounts.

Dollar Cost Averaging Option — Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing the Company to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts.  Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles.  The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts.  Amounts transferred under the Dollar Cost Averaging Option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected.  Since the price of a Subaccount’s Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high.  Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high.  Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

The necessary Dollar Cost Averaging Option form is available upon request to the Administrative Office.  On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be monthly, quarterly, semiannually, or annually, and the length of time during which the transfers shall continue or the total amount to be transferred over time.  The minimum amount that may be transferred to any one Subaccount is $25.00.  The Company does not require that transfers be continued over any minimum period of time, although typically dollar cost averaging would extend over a period of at least one year.

After the Company has received the Dollar Cost Averaging Option form in Good Order at its Administrative Office, the Company will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen.  The Company will effect each transfer on the date you specify or if no date is specified, on the monthly, quarterly, semiannual or annual anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of the Dollar Cost Averaging Option form in Good Order.  Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted.  Amounts periodically transferred under the Dollar Cost Averaging Option are not included in the 14 transfers per Contract Year that are allowed as discussed under “Transfers of Contract Value.”

You may make changes to your dollar cost averaging instructions by writing to the Administrative Office or by telephone provided the Dollar Cost Averaging Option request form has been completed, signed, and received at the Administrative Office in Good Order.  You may instruct the Company at any time to terminate the Dollar Cost Averaging Option by written request in Good Order to the Company’s Administrative Office.  In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise.  If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the option has been canceled, a new Dollar Cost Averaging Option form must be completed and received by the Administrative Office in Good Order.  The Company requires that you wait at least a month if transfers were made on a monthly basis, a quarter if transfers were made on a quarterly basis, six months if transfers were made on a semiannual basis, or one year if transfers were made on an annual basis, before reinstating the Dollar Cost Averaging Option after it has been terminated for any reason.  The Company may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.  The Company does not currently charge a fee for this option.  If you elect the Dollar Cost Averaging Option, you may also elect the Asset Reallocation Option.

           If the Fixed Account is available under your Contract, you may also dollar cost average Contract Value to or from the Fixed Account, subject to certain restrictions described in “The Fixed Account—Transfers and Withdrawals from the Fixed Account.”  In addition, under the GLWB Rider, you may only dollar cost average among the GLWB Subaccounts. Please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”

Asset Reallocation Option — Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a monthly, quarterly, semiannual, or annual basis to maintain a particular percentage allocation among the Subaccounts.  The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and the Asset Reallocation Option automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a monthly, quarterly, semiannual or annual basis, as you select.  The Asset Reallocation Option is intended to transfer Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value.  Over time, this method of investing may help you buy low and sell high.  This investment method does not guarantee profits, nor does it assure that you will not have losses.

To elect this option, an Asset Reallocation Option request form must be received by the Company at its Administrative Office in Good Order.  An Asset Reallocation Option form is available upon request to the Administrative Office.  On the form, you must indicate the applicable Subaccounts, the applicable time period, and the percentage of Contract Value to be allocated to each Subaccount.

Upon receipt of the Asset Reallocation Option form, the Company will effect a transfer or, in the case of a new Contract, will allocate the initial Purchase Payment among the Subaccounts based upon the percentages that you selected.  Thereafter, the Company will transfer Contract Value to maintain that allocation on each monthly, quarterly, semiannual or annual anniversary, as applicable, of the date of the Company’s receipt of the Asset Reallocation form in Good Order.  The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected.  Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that are allowed as discussed under “Transfers of Contract Value” above.

You may make changes to the option by writing to the Company’s Administrative Office or by telephone provided the Asset Reallocation Option form is completed, signed, and received by the Administrative Office in Good Order.  You may instruct the Company at any time to terminate this option by written request to the Administrative Office.  In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise.  If you wish to continue the Asset Reallocation Option after it has been canceled, a new Asset Reallocation Option form must be completed and received by the Administrative Office in Good Order.  The Company may discontinue, modify, or suspend, and reserves the right to charge a fee for, the Asset Reallocation

Option at any time.  The Company does not currently charge a fee for this option.  If you elect the Asset Reallocation Option, you may also elect the Dollar Cost Averaging Option.

           If the Fixed Account is available under your Contract, Contract Value allocated to the Fixed Account may be included in the Asset Reallocation Option, subject to certain restrictions described in “The Fixed Account—Transfers and Withdrawals from the Fixed Account.”  In addition, under the GLWB Rider, you may only reallocate Contract Value among the GLWB Subaccounts.  Please see “Guaranteed Lifetime Withdrawal Benefit Rider—Allocation Restrictions.”

           Frequent Transfer Restrictions — The Contract is not designed for organizations or individuals engaging in a market timing strategy, or making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund.  These kinds of strategies and transfer activities may disrupt portfolio management of the Underlying Funds in which the Subaccounts invest (such as requiring the Underlying Fund to maintain a high level of cash or causing the Underlying Fund to liquidate investments prematurely to pay withdrawals), hurt Underlying Fund performance, and drive Underlying Fund expenses (such as brokerage and administrative expenses) higher.  In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, the risk exists that the Underlying Funds may suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.  These risks and costs are borne by all shareholders of the affected Underlying Fund, Owners and Participants with Contract Value allocated to the corresponding Subaccount (as well as their Designated Beneficiaries and Annuitants) and long-term investors who do not generate these costs.

The Company has policies and procedures designed to restrict transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount (regardless of the number of previous transfers the Owner or Participant has made during the Contract Year).  In making this determination, we monitor transfers among the Subaccounts and the Fixed Account and consider, among other things, the following factors:

•	the total dollar amount being transferred;

•	the number of transfers you made within a period of calendar days;

•	transfers to and from (or from and to) the same Subaccount;

•	whether your transfers appear to follow a pattern designed to take advantage of short-term market fluctuations; and

•	whether your transfers appear to be part of a group of transfers made by a third party on behalf of the individual Owners in the group.

If the Company determines that your transfer patterns among the Subaccounts and the Fixed Account are disruptive to the Underlying Funds or potentially disadvantageous to Owners and Participants, the Company may send you a letter notifying you that it is prohibiting you from making telephone transfers or other electronic transfers and instead requiring that you submit transfer requests in writing via regular U.S. mail for a disclosed period beginning on the date of the letter.  However, because the Company does not apply this restriction uniformly, there is a risk that some Owners may engage in transfer activity in a manner that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants, which may have a negative impact on such other Owners and Participants.

[In addition, if you make a transfer from any of the Subaccounts listed below, then you may not make a transfer to that same Subaccount for a period of calendar days equal to the amount listed in the table below in the column titled “Transfer Block Restriction.” The calendar day after the date of the transfer out of the particular Subaccount is considered day 1 for the purpose of computing the period before a transfer to the same Subaccount may be made.  For example, if you transfer money out of the [           ] Subaccount on April 16, the 30 day restriction begins on April 17 and ends on May 16, which means you could transfer back into the [           ] Subaccount on May 17.  This restriction does not apply to transfers made pursuant to the Dollar Cost Averaging Option or the Asset Reallocation Option.]

Subaccount	Transfer Block Restriction (# of Calendar Days)
[ ]	[ ]

     In addition to the Company’s own frequent transfer procedures, the Underlying Funds may have adopted their own policies and procedures with respect to frequent transfer of their respective shares, and the Company reserves the right to enforce these policies and procedures.  The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures the Company has adopted.  In particular, some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from the Company if, in the judgment of the Underlying Fund’s manager, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected.

           You should be aware that the Company currently may not have the contractual obligation or the operational capacity to apply the Underlying Funds’ frequent transfer policies and procedures.  However, under SEC rules, the Company is required to: (1) enter into a written agreement with each Underlying Fund or its principal underwriter that obligates the Company to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent transfer policies established by the Underlying Fund.

Managers of the Underlying Funds may contact the Company if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, the Company will take appropriate action to protect others.  In particular, the Company may, and the Company reserves the right to, reverse a potentially harmful transfer.  If the Company reverses a potentially harmful transfer, it will effect such reversal not later than the close of business on the second Valuation

Date following the Valuation Date in which the original transfer was effected, and the Company will inform the Owner in writing at his or her address of record.

To the extent permitted by applicable law, the Company also reserves the right to reject a transfer request at any time that the Company is unable to purchase or redeem shares of any of the Underlying Funds because of any refusal or restriction on purchases or redemptions of their shares as a result of the Underlying Fund’s policies and procedures on market timing activities or other potentially abusive transfers.  The Company also reserves the right to implement, administer, and collect redemption fees imposed by one or more of the Underlying Funds in the future.  You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In its sole discretion, the Company may revise its market timing procedures at any time without prior notice as the Company deems necessary or appropriate to better detect and deter programmed, frequent, or large transfers that may adversely affect other Owners, Participants, or Underlying Fund shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).  The Company may change its parameters to monitor for factors other than transfer block restrictions.  For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, the Company may aggregate transfers made in two or more Contracts that it believes are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

The Company does not include transfers made pursuant to Dollar Cost Averaging Option or the Asset Reallocation Option in these limitations.  The Company may vary its market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others.  The Company may not always apply these detection methods to Subaccounts investing in Underlying Funds that, in its judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

Contract owners seeking to engage in programmed, frequent, or large transfer activity may deploy a variety of strategies to avoid detection.  The Company’s ability to detect and deter such transfer activity is limited by operational systems and technological limitations.  In addition, the terms of the Contract may also limit the Company’s ability to restrict or deter harmful transfers.  Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners, Participants, or Underlying Fund shareholders involves judgments that are inherently subjective.  Accordingly, despite its best efforts, the Company cannot guarantee that its market timing procedures will detect every potential market timer, but the Company applies its market timing procedures consistently to all Owners without special arrangement, waiver, or exception.  Because other insurance companies and/or retirement plans may invest in the Underlying Funds, the Company cannot guarantee that the Underlying Funds will not suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

The Company does not limit or restrict transfers to or from the [  ] Subaccounts. As stated above, market timing and frequent transfer activities may disrupt portfolio management of the Underlying Funds, hurt Underlying Fund performance, and drive Underlying Fund expenses higher.

Because the Company cannot guarantee that it can restrict or deter all harmful transfer activity, Owners bear the risks associated with such activity, including potential disruption of portfolio management of the Underlying Funds and potentially lower Underlying Fund performance and higher Underlying Fund expenses.  In addition, there is a risk that the Company will not detect harmful transfer activity on the part of some Owners and, as a result, the Company will inadvertently treat those Owners differently than Owners it does not permit to engage in harmful transfer activity.  Moreover, due to the Company’s operational and technological limitations, as well as possible variations in the market timing policies of other insurance companies and/or retirement plans that may also invest in the Underlying Funds, some Owners may be treated differently than others.  Consequently, there is a risk that some Owners may be able to engage in market timing while others suffer the adverse effects of such trading activities.

Contract Value — Your Contract Value is the sum of your amounts allocated to the Subaccounts and the Fixed Account as of any Valuation Date.  On each Valuation Date, the Contract Value will be recalculated to reflect the investment experience of the applicable Subaccounts and any interest credited under the Fixed Account.  See “Determination of Contract Value” below.  Contract Value allocated to the Subaccounts is not guaranteed by the Company.  You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

Determination of Contract Value — Your Contract Value will vary to a degree that depends upon several factors, including:

•	Investment performance of the Subaccounts to which you have allocated Contract Value;

•	Interest credited to Contract Value allocated to the Fixed Account;

•	Application of Purchase Payments;

•	Full and partial withdrawals (including systematic withdrawals); and

•	Charges and deductions incurred or assessed in connection with the Contract.

The amounts allocated to the Subaccounts will be invested in shares of the corresponding Underlying Fund.  The investment performance of the Subaccounts will reflect increases or decreases in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the Underlying Fund.  Any dividends or distributions from any Underlying Fund will be automatically reinvested in shares of the same Underlying Fund, unless the Company, on behalf of the Separate Account, elects otherwise.

Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of an Owner’s interest in a Subaccount.  When you allocate Purchase Payments to a Subaccount, your Contract is credited with Accumulation Units.  The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Subaccount by the price for the Subaccount’s Accumulation Units as of the end of the Valuation Date in which the Purchase Payment is credited.

In addition, other transactions such as full or partial withdrawals (including systematic withdrawals), transfers, and assessment of certain charges and deductions against the Contract affect the number of Accumulation Units credited to a Contract.  The number of Accumulation Units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the Accumulation Unit of the affected Subaccount next determined after receipt of the transaction.  The price of each Subaccount is determined on each Valuation Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time.  Transactions received at or after that time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date.  See “Cut-Off Times” below.  The price of each Subaccount may be determined earlier if trading on the New York Stock Exchange is restricted or as permitted by the SEC.

The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

The initial price of each Subaccount’s Accumulation Units was $10.  The price of a Subaccount on any Valuation Date takes into account the following:  (i) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Underlying Fund; (ii) any dividends or distributions paid by the corresponding Underlying Fund; (iii) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; (iv) the mortality and expense risk charge under the Contract; and (v) the administration charge under the Contract.

The mortality and expense risk charge and the administration charge are factored into the Accumulation Unit value or “price” of each Subaccount on each Valuation Date.  The Company deducts the mortality and expense risk charge and administration charge on a daily basis.

Cut-Off Times — Any financial transactions involving your Contract, including those submitted by telephone, must be received by us before any announced closing of the New York Stock Exchange to be processed on the current Valuation Date.  The New York Stock Exchange normally closes at 3:00 p.m. Central time so financial transactions must be received by that time (the “cut-off time”).  Financial transactions received at or after the applicable cut-off time will be processed on the following Valuation Date.  Financial transactions include transfers, full and partial withdrawals (including systematic withdrawals), death benefit payments, and Purchase Payments.

Full and Partial Withdrawals — An Owner may make a full withdrawal or partial withdrawals of Contract Value under the Contract.  A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Owner is living and before the Annuity Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law.  Withdrawals (other than systematic withdrawals) after the Annuity Start Date are permitted under only Annuity Options 5.  See “Annuity Period” for a discussion of withdrawals after the Annuity Start Date.  A full or partial withdrawal request will be effective as of the end of the Valuation Date that a Withdrawal Request form in Good Order is received by the Company at its Administrative Office; however, if a Withdrawal Request form in Good Order is received on a Valuation Date at or after the cut-off time of 3:00 p.m. Central time, the withdrawal will be effected at the Accumulation Unit value determined on the following Valuation Date.  See “Cut-Off Times” above.  A Withdrawal Request form in Good Order must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.

The proceeds received upon a full withdrawal will be the Contract’s Withdrawal Value.  The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Date on which a Withdrawal Request form in Good Order is received by the Company at its Administrative Office, less any applicable Surrender Charge, any pro-rata charges, and any uncollected premium taxes to reimburse the Company for any tax on premiums on a Contract that may be imposed by various states and municipalities.  See “Charges and Deductions.”

The Company requires the signature of all Owners on any request for withdrawal.  The Company also requires a guarantee of all such signatures to effect the transfer or exchange of all of the Contract, or any part of the Contract in excess of $25,000, for another investment.  The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, and national securities exchange or savings association.  Notarization is not an acceptable form of signature guarantee.  The Company further requires that any request to transfer or exchange all or part of the Contract for another investment be made upon a transfer form provided by the Company which is available upon request.

A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value.  Each partial withdrawal must be at least $500, except systematic withdrawals discussed below.  A request for a partial withdrawal (including systematic withdrawals) will result in a payment by the Company of the amount specified in the partial withdrawal request less any applicable Surrender Charges and any deduction for premium taxes.  Any Surrender Charge on partial withdrawals (including systematic withdrawals) will be deducted from the requested payment amount as will any premium tax deduction.  Alternatively, you may request that any Surrender Charge and any premium tax deduction be deducted from your remaining Contract Value, provided there is sufficient Contract Value available.  Upon payment, your Contract Value will be reduced by an amount equal to the payment, or if you requested that any Surrender Charges and premium tax deductions be deducted from your remaining Contract Value, your Contract Value also will be reduced by the amount of any such Surrender Charge and/or premium tax deduction.  See “Charges and Deductions—Surrender Charge” and “Charges and Deductions—Premium Tax Deduction.”

The Company will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts and the Fixed Account, according to the Owner’s instructions to the Company.  If you do not specify the allocation, the Company will deduct the withdrawal in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

           If a partial withdrawal is requested (or a systematic withdrawal is made) that would reduce the Contract Value below $5,000 for a Contract under a Qualified Plan or $2,000 for a Contract under a Non-Qualified Plan, the Company reserves the right to terminate the Contract and pay the Withdrawal Value in one sum to the Owner. However, the Company will not terminate any Contract with an effective GLWB Rider after the Income Phase Start Date if such partial withdrawal was not an Excess Withdrawal.  See “Guaranteed Lifetime Withdrawal Benefit Rider.”

           A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59½, may be subject to a 10% penalty tax.  In the case of Contracts issued in connection with retirement plans that meet the requirements of Section 403(b) of the Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals.  If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance.  For more information, see “Restrictions on Withdrawals from Qualified Plans” and “Restrictions under the Texas Optional Retirement Program.”  The tax consequences of a withdrawal under the Contract should be carefully considered.  See “Federal Tax Matters.”

Systematic Withdrawals — The Company currently offers a feature under which you may select systematic withdrawals.  Under this feature, an Owner may elect to receive systematic withdrawals while the Owner is living and before the Annuity Start Date by sending a Scheduled Systematic Withdrawal form in Good Order to the Company at its Administrative Office.  This option may be elected at any time.  An Owner may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts and/or Fixed Account (if it available under the Contract), as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a beneficiary.  An Owner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannually, or annually.  The Owner may stop or modify systematic withdrawals upon written request in Good Order received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or modification.  A request in Good Order must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.

Each systematic withdrawal must be at least $100.  Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable Surrender Charge and premium tax deduction.   If an Owner is enrolled in the Dollar Cost Averaging Option or the Asset Reallocation Option, the Owner may not elect to receive systematic withdrawals from any Subaccount that is part of the Dollar Cost Averaging Option or the Asset Reallocation Option.

In no event will payment of a systematic withdrawal exceed the Withdrawal Value of the Contract.  The Contract will automatically terminate if a systematic withdrawal causes the Contract’s Withdrawal Value to equal zero.

The Company will effect each systematic withdrawal as of the end of the Valuation Date during which the withdrawal is scheduled.  The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts and the Fixed Account (if it is available under your Contract), as you have directed.  If you do not specify the allocation, the Company will deduct the systematic withdrawal in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

The Company may, at any time, discontinue, modify, suspend, or charge a fee for systematic withdrawals.  You should consider carefully the tax consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59½.  See “More About the Contract—Restrictions on Withdrawals from Qualified Plans,” “More About the Contract—Restrictions under the Texas Optional Retirement Program,” and “Federal Tax Matters.”

If you purchased the  GLWB Rider, systematic withdrawals are available   Since “Excess Withdrawals” may significantly reduce or even eliminate your ability to make lifetime withdrawals under the rider, you should consider  what amount of systematic withdrawals, if any, are appropriate.   See “Guaranteed Lifetime Withdrawal Benefit Rider.”

Free-Look Right — You may return the Contract within the “Free-Look Period,” which is generally the ten-day period beginning when you receive the Contract.  A different time period may be specified in your Contract.  If this Contract is a replacement Contract, the Owner may return it to the Company within 30 days from the date of receipt, or any longer period as may be required by the law of the state where the Contract is issued. If you return the Contract during the Free-Look Period, the Company will refund to you as of the Valuation Date on which the Company receives your Contract any Contract Value allocated to the Subaccounts and the Fixed Account, plus any charges deducted from such Contract Value.  Some states’ laws require us to refund your Purchase Payments.  If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund the greater of:  (a) Purchase Payments or (b) Contract Value.

CHARGES AND DEDUCTIONS

 Surrender Charge — The Company does not deduct sales charges from Purchase Payments before allocating them to your Contract Value.  However, except as set forth below, the Company may assess a Surrender  Charge on a full or partial withdrawal, including systematic withdrawals, depending on how long your Purchase Payments have been held under the Contract.

The Company will waive the Surrender Charge on withdrawals to the extent that cumulative withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal Amount.  In the first Contract Year, the Free Withdrawal amount is equal to 10% of Purchase Payments made during the year.  For each subsequent Contract Year, the Free Withdrawal Amount is equal to 10% of Contract Value as of the first Valuation Date of that Contract Year.

The Surrender Charge applies to the portion of cumulative withdrawals each Contract year that exceed the Free Withdrawal Amount.  For purposes of determining the Surrender Charge, withdrawals are considered to come first from Purchase Payments in the order they were received and then from earnings.  The Surrender Charge does not apply to withdrawals of earnings.  Also, under the GLWB Rider, Guaranteed Withdrawals up to the Lifetime Annual Withdrawal Amount are not subject to a Surrender Charge, but they do reduce the Free Withdrawal Amount otherwise available in that Contract Year.  See “Guaranteed Lifetime Withdrawal Benefit Rider.”

The amount of the Surrender Charge will depend on how long your Purchase Payments have been held under the Contract.  Each Purchase Payment is considered to have a certain “age,” depending on the length of time since the Purchase Payment was applied to the Contract.  A Purchase Payment is “age one” in the year beginning on the date the Purchase Payment is applied by the Company and increases in age each year thereafter.

           The Surrender Charge  is calculated according to the Surrender Charge schedule applicable to your Contract.  The Surrender Charge schedules for B-share and L-share Contracts differ, as reflected below.

B-Share

Purchase Payment Age (In Years)	Surrender Charge
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
8 and over	0%

L-Share

Purchase Payment Age (In Years)	Surrender Charge
1	8%
2	7%
3	6%
4	5%
5 and over	0%
           The Company will deduct the Surrender Charge from your withdrawal payment, unless you request that the charge be deducted from remaining Contract Value and provided there is sufficient Contract Value available.  In no event will the amount of any Surrender Charge, when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 8% of Purchase Payments paid under the Contract.  In addition, no Surrender Charge will be imposed upon: (i) payment of death benefit proceeds, or (ii) annuity payments pursuant to an Annuity Option.

The Surrender Charge is designed to reimburse the Company for costs and other expenses associated with the promotion and sales of the Contract, such as paying sales commissions to broker-dealers.  It is expected that actual expenses will be greater than the amount of the Surrender Charge.  To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk.

Contract Fee — The Company deducts an annual contract fee of $50.00 from Contract Value.  The contract fee is deducted on a quarterly basis.  The Company will waive the charge if your Contract Value is $50,000 or more on the date the charge is to be deducted.  The Company will deduct a pro-rata account contract fee (i) upon a full withdrawal; (ii) upon the Annuity Start Date; and (iii) upon payment of a death benefit.  This charge is not deducted during the Annuity Period   The purpose of the charge is to compensate the Company for the expenses associated with administration of the Contract.

Mortality and Expense Risk Charge — The Company deducts an annual charge for mortality and expense risks assumed by the Company under the Contract.  The mortality and expense risk charge is deducted as a percentage of the Separate Account’s average daily net assets.  The Company deducts the mortality and expense risk charge on a daily basis.

Prior to the Annuity Start Date, the mortality and expense risk charge differs for B-share and L-share Contracts.    After the Annuity Start Date, the mortality and expense risk charge for B-share and L-share Contracts is identical.

	Current	Maximum
Prior to the Annuity Start Date
B-Share	[1.10]%	[1.10]%
L-Share	[1.60]%	[1.60]%
After the Annuity Start Date
B-Share	[1.25]%	[1.25]%
L-Share	[1.25]%	[1.25]%

The mortality and expense risk charge is intended to compensate the Company for certain mortality and expense risks the Company assumes in offering and administering the Contracts and operating the Subaccounts.  The expense risk is the risk that the Company’s actual expenses in issuing and administering the Contracts and operating the Subaccounts will be more than the charges assessed for such expenses.  The mortality risk borne by the Company is the risk that Annuitants, as a group, will live longer than the Company’s actuarial tables predict.  In this event, the Company guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract.  The Company also assumes a mortality risk in connection with the death benefit under the Contract.

The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but the Company may realize a loss to the extent the charge is not sufficient.  The Company may use any profit derived from this charge for any lawful purpose, including distribution expenses.

Administration Charge — The Company deducts an annual administration charge equal to an annual rate of [0.15]% of each Subaccount’s average daily net assets.  The Company deducts the administration charge on a daily basis.

The purpose of the administration charge is to compensate the Company for the expenses associated with administration of the Contracts and operation of the Subaccounts.  These payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, marketing, and administering the Contract and, in its role as intermediary, to the Underlying Funds.  The Company may profit from the administration charge, and may use any profit derived from this fee for any lawful purpose, including distribution expenses.

Premium Taxes — Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies.  Whether or not a premium tax is imposed will depend upon, among other things, the Owner’s state of residence, the Annuitant’s state of residence, and the insurance tax laws and the Company’s status in a particular state.  The Company assesses a premium tax deduction to reimburse itself for premium taxes that it incurs in connection with a Contract.  The Company deducts this charge when due, typically upon the Annuity Start Date or payment of a Purchase Payment.  The Company may deduct premium tax upon a full withdrawal if a premium tax has been incurred and is not refundable.  Currently, in Maine and Wyoming the Company deducts the premium tax from Purchase Payments applied to a Non-Qualified Plan.  Those amounts are currently 2.00% and 1.00%, respectively.  Partial withdrawals, including systematic withdrawals, may be subject to a premium tax charge if a premium tax is incurred on the withdrawal by the Company and is not refundable.  The Company reserves the right to deduct premium taxes when due or any time thereafter.  Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

Optional Rider Charges — If you purchase an optional rider under the Contract, rider charges will be deducted from your Contract Value on a quarterly basis.  Each optional rider and its charge are listed below.

Charges for Optional Riders	Current	Maximum
Guaranteed Lifetime Withdrawal Benefit Rider (as an annualized percentage of Benefit Base)	[1.40]%	[1.40]%
Return of Premium Death Benefit Rider (as an annualized percentage of the ROP Benefit Base)	[0.20]%	[0.20]%

Each optional rider charge is deducted pro-rata upon (i) a full withdrawal; (ii) the Annuity Start Date; and (iii) payment of the death benefit.

  Other Charges — The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract.  No such charge is currently assessed.  See “Federal Tax Matters—Tax Status of the Company and the Separate Account” and “Federal Tax Matters—Charge for the Company’s Taxes.”

Variations in Charges — The Company may reduce or waive the amount of the Surrender Charge and certain other charges for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment or projected Purchase Payments or the Contract is sold in connection with a group or sponsored arrangement.

Underlying Fund Expenses — Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Underlying Fund.  Each Underlying Fund’s net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Underlying Fund.  These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund.  As a result, the Owner indirectly bears a pro-rata portion of such fees and expenses.  The advisory fees and other expenses, if any, which are more fully described in each Underlying Fund’s prospectus, are not specified or fixed under the terms of the Contract, and may vary from year to year.

ANNUITY PERIOD

General — You select the Annuity Start Date at the time of application.  The Annuity Start Date may not be prior to the 7th Contract Anniversary and may not be deferred beyond the Annuitant’s 95th birthday, although the terms of a Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age.  Any applicable death benefit will terminate on the Annuity Start Date without value.  See “Selection of an Option” below.  If there are Joint Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.

On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity under one of the options described below.  Each Annuity Option is available in two forms—either as a variable Annuity for use with the Subaccounts or as a fixed Annuity for use with the Fixed Account.  A combination variable and fixed Annuity is also available.  Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not.  Unless you direct otherwise, proceeds derived from Contract Value allocated to the Subaccounts will be applied to purchase a variable Annuity and proceeds derived from Contract Value allocated to the Fixed Account will be applied to purchase a fixed Annuity.  The proceeds under the Contract will be equal to your Contract Value in the Subaccounts and the Fixed Account as of the Annuity Start Date, reduced by:

•	any applicable premium taxes; and

•	any applicable pro-rata charges.

           The Contract currently provides for six Annuity Options.  The Company may make other Annuity Options available upon request.  The Company may discontinue the availability of one or more of these options at any time.  Annuity payments are based upon annuity rates that vary with the Annuity Option selected.  In the case of Annuity Options 1 through 4 and 6, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law.  The annuity rates reflect the Annuitant’s life expectancy based upon the Annuitant’s age as of the Annuity Start Date and the Annuitant’s gender, unless unisex rates apply.  The annuity rates are based upon the 2012 Individual Annuity Reserving Mortality Table and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually, for the variable annuity.

The Annuity Options  provide for payments to be made during the lifetime of the Annuitant.  Annuity payments under such options cease in the event of the Annuitant’s death, unless the Annuity Option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15, or 20 years.  The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods.  Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

You may elect to receive annuity payments monthly, quarterly, semiannually, or annually, although no payments will be made for less than $100.  If the frequency of payments selected would result in payments of less than $100, the Company reserves the right to change the frequency.  For example, if you select monthly payments and your payment amount would be $75 per month, the Company could elect to change your payment frequency to quarterly as less frequent payments will result in a larger payment amount (assuming the same amount is applied to purchase the annuity).

You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided written notice in Good Order is received by the Company at its Administrative Office at least 30 days prior to the Annuity Start Date set forth in the Contract.  The date selected as the new Annuity Start Date must be at least 30 days after the date written notice in Good Order requesting a change of Annuity Start Date is received at the Company’s Administrative Office.

Once annuity payments have commenced under Annuity Options [1 through 4 and 6], an Annuitant or Owner cannot change the Annuity Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal Value.  An Owner also cannot change the Annuity Option or make partial withdrawals or surrender his or her annuity for the Withdrawal Value if he or she has elected fixed annuity payments under Annuity Option 5.

If an Owner has elected variable annuity payments or a combination of variable and fixed annuity payments under Annuity Option 5, an Owner may elect to withdraw the present value of future annuity payments, commuted at the assumed interest rate, subject to a reduction for any applicable Surrender Charge and any uncollected premium tax.  However, the Owner cannot take systematic withdrawals.  If the Owner elects a partial withdrawal under Annuity Option 5, future variable annuity payments will be reduced as a result of such withdrawal.  The Company will make payment in the amount of the partial withdrawal requested and will reduce the amount of future annuity payments by a percentage that is equal to the ratio of (i) the partial withdrawal, plus any applicable Surrender Charge and any uncollected premium tax, over (ii) the present value of future annuity payments, commuted at the assumed interest rate.  The number of Annuity Units used in calculating future variable annuity payments is reduced by the applicable percentage.  The tax treatment of partial withdrawals taken after the annuity starting date is uncertain.  Consult a tax advisor before requesting a withdrawal after the Annuity Start Date.  The Owner may not make systematic withdrawals under Annuity Option 5.  See “Value of Variable Annuity Payments: Assumed Interest Rate” below for more information with regard to how the Company calculates variable annuity payments.

An Owner or Annuitant may transfer Contract Value among the Subaccounts during the Annuity Period if the Owner has elected variable annuity payments.

The Contract specifies annuity tables for the Annuity Options , described below.  The tables contain the guaranteed minimum dollar amount (per $1,000 applied) of the first annuity payment for a variable Annuity and each annuity payment for a fixed Annuity.

If you have purchased the GLWB Rider, instead of receiving the Annuity Payments described above, you may elect to receive up to the Lifetime Annual Income Amount  each Contract Year of the Income Phase.  If you choose to do so, you will not be able to annuitize your Contract (i.e., you will not be able to select an Annuity Option).  Conversely, if you annuitize your Contract by selecting an Annuity Option, you will not be able to receive lifetime withdrawals under the GLWB Rider.  See “Guaranteed Lifetime Withdrawal Benefit Rider.”

Annuity Options —

Option 1 — Life Income.  Periodic annuity payments will be made during the lifetime of the Annuitant.  It is possible under this Annuity Option for any Annuitant to receive only one annuity payment if the Annuitant’s death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc.  There is no minimum number of payments guaranteed under this option.  Payments will cease upon the death of the Annuitant regardless of the number of payments received.

Option 2 — Life Income with Guaranteed Payments of 5, 10, 15, or 20 Years. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen, or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.  Upon the Annuitant’s death after the period certain, no further annuity payments will be made.

Option 3 — Life Income with Installment or Unit Refund Option.  Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Annuity Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

Option 4 —

A.           Joint and Last Survivor.  Annuity payments will be made as long as either Annuitant is living.  Upon the death of one Annuitant, annuity payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66 2/3% or 50% of annuity payments as elected by the Owner at the time the Annuity Option is selected.  With respect to fixed annuity payments, the amount of the annuity payment, and with respect to variable annuity payments, the number of Annuity Units used to determine the annuity payment, is reduced as of the first annuity payment following the Annuitant’s death.  It is possible under this Annuity Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc.  As in the case of Annuity Option 1, there is no minimum number of payments guaranteed under this Annuity Option 4A.  Payments cease upon the death of the last surviving Annuitant, regardless of the number of payments received.

B.           Joint and Last Survivor with Guaranteed Payments of 5, 10, 15, or 20 Years.  You may also select Annuity Option 4 with guaranteed payments.  Annuity payments will be made as long as either Annuitant is living.  Upon the death of one Annuitant, annuity payments continue to the surviving Annuitant at the same level with the promise that if, at the death of the both Annuitants, payments have been made for less than a stated period, which may be five, ten, fifteen, or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.  Upon the last death of the Annuitants after the period certain, no further annuity payments will be made.

Option 5 — Period Certain.  Periodic annuity payments will be made for a stated period, which may be 5, 10, 15, or 20 years, as elected by the Owner.  If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

Option 6 — Joint and Contingent Survivor Option.  Periodic annuity payments will be made during the life of the primary Annuitant.  Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life.  If the contingent Annuitant is not living upon the death of the primary Annuitant, no payments will be made to the contingent Annuitant.  It is possible under this Annuity Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc.  As in the case of Options 1 and 4A, there is no minimum number of payments guaranteed under this Option.  Payments cease upon the death of the last surviving Annuitant, regardless of the number of payments received.

Value of Variable Annuity Payments: Assumed Interest Rate — The annuity tables in the Contract which are used to calculate variable annuity payments for the Annuity Options  are based on an “assumed interest rate” of 3.5%, compounded annually.  Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate.  If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant.  If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline.  A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market).  A lower assumption would have the opposite effect.

The Company calculates variable annuity payments under the Annuity Options  using Annuity Units.  The value of an Annuity Unit for each Subaccount is determined as of each Valuation Date and was initially $1.00.  The Annuity Unit value of a Subaccount as of any subsequent Valuation Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding Underlying Fund; (2) any dividends or distributions paid by the corresponding Underlying Fund; (3) the mortality and expense risk and administration charges; (4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

The Company determines the number of Annuity Units used to calculate each variable annuity payment as of the Annuity Start Date.  As discussed above, the Contract specifies annuity rates for the Annuity Options  for each $1,000 applied to an Annuity Option.  The proceeds under the Contract as of the Annuity Start Date are divided by $1,000 and the result is multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed monthly annuity payment for a fixed annuity.

On the Annuity Start Date, the Company divides the initial variable annuity payment by the value as of that date of the Annuity Unit for the applicable Subaccount to determine the number of Annuity Units to be used in calculating subsequent annuity payments.  If variable annuity payments are allocated to more than one Subaccount, the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that Subaccount’s Annuity Unit as of the Annuity Start Date.  The initial variable annuity payment is allocated to the Subaccounts in the same proportion as the Contract Value is allocated as of the Annuity Start Date.  The number of Annuity Units will remain constant for subsequent annuity payments, unless the Owner transfers Annuity Units among Subaccounts or makes a withdrawal under Annuity Option 5.

Subsequent variable annuity payments are calculated by multiplying the number of Annuity Units allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment.  If the annuity payment is allocated to more than one Subaccount, the annuity payment is equal to the sum of the payment amount determined for each Subaccount.

Selection of an Option — You should carefully review the Annuity Options with your financial or tax adviser.  For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations respecting annuity payments and other matters.  For instance, under a Qualified Plan, the period elected for receipt of annuity payments under Annuity Options (other than Life Income) generally may be no longer than the Annuitant’s life expectancy, or in some cases the joint life expectancy of the Annuitant and beneficiary.

The Company does not allow the Annuity Start Date to be deferred beyond the Annuitant’s 95th birthday.

THE FIXED ACCOUNT

If the Fixed Account is available under your Contract, you may allocate all or a portion of your Purchase Payments and transfer Contract Value to the Fixed Account.  Amounts allocated to the Fixed Account earn interest at rates declared at the discretion of the Company, but which are guaranteed to be at least equal to the Guaranteed Minimum Interest Rate shown in your Contract.

Amounts allocated to the Fixed Account become part of the Company’s General Account, which supports the Company’s insurance and annuity obligations.  The General Account is subject to regulation and supervision by the Kansas Insurance Department and is also subject to the insurance laws and regulations of other jurisdictions in which the Contract is distributed.  In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933, as amended (the “1933 Act”), and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).  Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act.  This disclosure, however, is be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.

The General Account consists of all assets owned by the Company other than those in the Separate Account and other segregated asset accounts of the Company.  Subject to applicable law, the Company has sole discretion over investment of the assets of its General Account.  Please note that any amounts we guarantee in connection with the Fixed Account are subject to our financial strength and claims-paying ability.

Availability — Your Contract will indicate whether the Fixed Account is available for the allocation of Purchase Payments and Contract Value under your Contract.  The Fixed Account will be available under your Contract only if:

•	The Fixed Account is available in the state in which your Contract was issued;

•	You purchase a B-Share Contract; and

•	You have not purchased the GLWB Rider.

If the Fixed Account is important to you, an L-share Contract may not be appropriate for you, and the GLWB Rider may not be appropriate for you either.  You should consider discussing the benefits and costs of the different share classes and the GLWB Rider with your registered representative.

If permitted by your Contract, the Company may discontinue accepting Purchase Payments or transfers of Contract Value into the Fixed Account at any time.

Interest Credited — Purchase Payments and Contract Value allocated to the Fixed Account earn interest daily at the Current Rate.  The Current Rate will be at least equal to the Guaranteed Minimum Interest Rate; however, you assume the risk that the Company will not declare a Current Rate that exceeds the Guaranteed Rate.  The Current Rate will be paid regardless of the actual investment experience of the Fixed Account.  The principal, after charges and deductions, also is guaranteed.

Purchase Payments and Contract Value allocated to the Fixed Account will earn interest at the Current Rate in effect on the date such Purchase Payments or Contract Value are allocated to the Fixed Account.  The Company may declare new Current Rates in its sole discretion; however, the Current Rate paid on any such portion of Purchase Payments or Contract Value allocated to the Fixed Account will be guaranteed for rolling periods of one or more years (each a “Guarantee Period”).  The Company currently offers Guarantee Periods of only one year.  Upon expiration of any Guarantee Period, a new Guarantee Period of the same duration begins with respect to that portion of Contract Value, which will earn interest at the Current Rate on the first day of the new Guarantee Period.

Because the Company may, in its sole discretion, change the Current Rate from time to time, Contract Value allocated or transferred to the Fixed Account at one point in time may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account at another point in time.  For example, amounts allocated to the Fixed Account in June may be credited with a different Current Rate than amounts allocated to the Fixed Account in July.  In addition, if Guarantee Periods of different durations are offered, Contract Value allocated or transferred to the Fixed Account for a Guarantee Period of one duration may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account for a Guarantee Period of a different duration.  Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning interest at different Current Rates depending upon the point in time such portions were allocated or transferred to the Fixed Account and the duration of the Guarantee Period.  The Company bears the investment risk for the Contract Value allocated to the Fixed Account and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

For purposes of determining the Current Rate to be credited on Contract Value in the Fixed Account, transfers from the Fixed Account pursuant to the Dollar Cost Averaging Option or the Asset Reallocation Option will be deemed to be taken in the following order:  (1) from any portion of Contract Value allocated to the Fixed Account for which the Guarantee Period expires during the calendar month in which the withdrawal or transfer is effected; (2) then in the order beginning with that portion of such Contract Value which has the longest amount of time remaining before the end of its Guarantee Period; and (3) ending with that portion which has the least amount of time remaining before the end of its Guarantee Period.  For more information about transfers and withdrawals from the Fixed Account, see “Transfers and Withdrawals From the Fixed Account” below.

           Death Benefit — The death benefit available under the Contract will be determined in the same fashion for a Contract that has Contract Value allocated to the Fixed Account as for a Contract that has Contract Value allocated to the Subaccounts. See “Death Benefit.”

Contract Charges — Surrender Charges, the Contract Fee, optional rider charges, and premium taxes will be the same for Owners who allocate Purchase Payments or Contract Value to the Fixed Account as for those who allocate Purchase Payments or Contract Value to the

Subaccounts.  The mortality and expense risk charge and the administration charge will not be assessed against the Fixed Account, and any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Fixed Account.  In addition, you will not pay directly or indirectly the investment advisory fees and operating expenses of the Underlying Funds to the extent Contract Value is allocated to the Fixed Account, and you will not participate in the investment experience of the Subaccounts.

Transfers and Withdrawals from the Fixed Account — You may transfer amounts from the Subaccounts to the Fixed Account and from the Fixed Account to the Subaccounts, subject to the following limitations.  Transfers from the Fixed Account are allowed only (i) during the calendar month in which the applicable Guarantee Period expires, (ii) pursuant to the Dollar Cost Averaging Option, provided that such transfers are scheduled to be made over a period of not less than one year, and (iii) pursuant to the Asset Reallocation Option, provided that, upon receipt of the Asset Reallocation request, Contract Value is allocated among the Fixed Account and the Subaccounts in the percentages selected by the Owner without violating the restrictions on transfers from the Fixed Account set forth in (i) above.  Accordingly, if you desire to implement the Asset Reallocation Option, you should do so at a time when Contract Value may be transferred from the Fixed Account to the Subaccounts without violating the restrictions on transfers from the Fixed Account.  Once you implement an Asset Reallocation Option, the restrictions on transfers will not apply to transfers made pursuant to the Asset Reallocation Option.

The minimum amount that you may transfer from the Fixed Account to the Subaccounts is the lesser of (i) $500 or (ii) the amount of Contract Value for which the Guarantee Period expires in the calendar month that the transfer is effected.  Transfers of Contract Value pursuant to the Dollar Cost Averaging Option and the Asset Reallocation Option are not currently subject to any minimums.  The Company reserves the right to limit the number of transfers permitted each Contract Year to 14 transfers, to suspend transfers, and to limit the amount that may be subject to transfers.  See “The Contract—Transfers of Contract Value.”

If Purchase Payments (except Purchase Payments made pursuant to an Automatic Investment Program) or Contract Value is allocated to the Fixed Account any transfers from the Fixed Account in connection with the Dollar Cost Averaging Option or the Asset Reallocation Option will automatically terminate as of the date of such Purchase Payment or transfer.  You may reestablish Dollar Cost Averaging Option or the Asset Reallocation Option by submitting a written request to the Company.  However, if for any reason a Dollar Cost Averaging Option is canceled, you may reestablish the option only after the expiration of the next monthly or quarterly anniversary that corresponds to the period selected in establishing the option.

You may also make full or partial withdrawals to the same extent as if you had allocated Contract Value to the Subaccounts.  See “The Contract—Full and Partial Withdrawals” and “The Contract—Systematic Withdrawals.”

Payments from the Fixed Account — Full and partial withdrawals and transfers from the Fixed Account may be delayed for up to six months after a request in Good Order is received by the Company at its Administrative Office.  During the period of deferral, interest at the applicable Current Rate will continue to be credited to the amounts allocated to the Fixed Account.

MORE ABOUT THE CONTRACT

Ownership — The Owner is the person named as such in the application or in any later change shown in the Company’s records.  While living, the Owner alone has the right to receive all benefits and exercise all rights that the Contract grants or the Company allows.  The Owner may be an entity that is not a living person such as a trust or corporation referred to herein as “Non-natural Persons.”  See “Federal Tax Matters.”

Joint Owners.  The Joint Owners will be joint tenants with rights of survivorship and upon the death of an Owner, the surviving Owner shall be the sole Owner.  Any Contract transaction requires the signature of all persons named jointly.

Designation and Change of Beneficiary — The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Owner or Joint Owner prior to the Annuity Start Date.  The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner:  the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner’s estate.  The Primary Beneficiary is the individual named as such in the application or any later change shown in the Company’s records.  The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the Owner and any Joint Owner prior to the Annuity Start Date.  Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of any Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary Beneficiary.  The Owner may change the Primary Beneficiary at any time while the Contract is in force by written request on forms provided by the Company and received by the Company in Good Order at its Administrative Office.  The change will not be binding on the Company until it is received in Good Order and recorded at its Administrative Office.  The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company before the change is received and recorded.  A Secondary Beneficiary may be designated.  The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a Beneficiary.  Some qualified plans do not allow the designation of any primary beneficiary other than a spouse unless the spouse consents to such designation and the consent is witnessed by a plan representative or a notary public.

Dividends — The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

Payments from the Separate Account — The Company generally will pay any full or partial withdrawal (including a systematic withdrawal) or death benefit proceeds from Contract Value allocated to the Subaccounts, and will transfer Contract Value between Subaccounts or from a Subaccount to the Fixed Account, within seven days after a proper request is received at the Company’s Administrative Office.  However, the Company can postpone the payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

•	During which the New York Stock Exchange is closed other than customary weekend and holiday closings;

•	During which trading on the New York Stock Exchange is restricted as determined by the SEC;

•
During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account; or

•	For such other periods as the SEC may by order permit for the protection of investors.

The Company reserves the right to delay payments of any full or partial withdrawal until all of your Purchase Payment checks have been honored by your bank.

Proof of Age and Survival — The Company may require proof of age or survival of any person on whose life annuity payments depend.

Misstatements — If you misstate the age or sex of an Annuitant or age of an Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

Restrictions on Withdrawals from Qualified Plans  — Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b).  The restrictions apply to tax years beginning on or after January 1, 1989.  Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age 59½; (ii) has a severance from employment; (iii) dies; (iv) becomes disabled; or (v) incurs a hardship.  Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship.  Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, paying certain tuition expenses, paying for funeral expenses, paying for casualty losses on your principal residence, or paying amounts needed to avoid eviction or foreclosure that may only be met by the distribution.  You should also be aware that Internal Revenue Service regulations do not allow you to make any contributions to your 403(b) annuity contract for a period of six months after a hardship withdrawal.

If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied.  In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract designated as attributable to the Owner’s December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code.  An Owner of a Contract may be able to transfer the Contract’s Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer’s Section 403(b) arrangement.

Your particular Qualified Plan or 403(b) plan or program may have additional restrictions on distributions that may also be followed for your Contract.  The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax.  Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser.  See “Federal Tax Matters.”

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance.  We will defer such payments you request until all information required under the tax law has been received.  By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record-keeper, and other product providers.

Restrictions under the Texas Optional Retirement Program — If you are a Participant in the Texas Optional Retirement Program, your Contract is subject to restrictions required under the Texas Government Code.  In accordance with those restrictions, you will not be permitted to make withdrawals prior to your retirement, death, or termination of employment in a Texas public institution of higher education and may not receive a loan from your Contract.

FEDERAL TAX MATTERS

Introduction — The Contract described in this Prospectus is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Code.  The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors.  The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract.  It is based upon the Company’s understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (“IRS”) as of the date of this prospectus, and is not intended as tax advice.  No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts.  Future legislation may affect annuity contracts adversely.  Moreover, no attempt has been made to consider any applicable state or other laws.  Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract, or any other transaction involving a Contract.  The Company does not make any guarantee regarding the tax status of, or tax consequences arising from, any Contract or any transaction involving the Contract.  In addition, as provided in IRS regulations, we inform you that this material is not intended and cannot be referred to or used (1) to avoid tax penalties, or (2) to promote, sell, or recommend any tax plan or arrangement.

Tax Status of the Company and the Separate Account —

General. The Company intends to be taxed as a life insurance company under Part I, Subchapter L of the Code.  Because the operations of the Separate Account form a part of the Company, the Company will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

Charge for the Company’s Taxes.  A charge may be made for any federal taxes incurred by the Company that are attributable to the Separate Account, the Subaccounts, or to the operations of the Company with respect to the Contract or attributable to payments, premiums, or acquisition costs under the Contract.  The Company will review the question of a charge to the Separate Account, the Subaccounts, or the Contract for the Company’s federal taxes periodically.  Charges may become necessary if, among other reasons, the tax treatment of the Company or of income and expenses under the Contract is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in the Company’s tax status.

Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states.  At present, these taxes are not significant.  If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

Diversification Standards. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts.  Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than

55% of the total assets of an Underlying Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments.  For purposes of Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers.  The Separate Account, through the Underlying Fund, intends to comply with the diversification requirements of Section 817(h).

Owner Control.  In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts.  In those circumstances, income, and gains from the separate account assets would be includable in the variable contract owner’s gross income.  The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets.  For example, the Owner has additional flexibility in allocating Purchase Payments and Contract Values.  While the Company does not think that such will be the case, these differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account.  The Company nonetheless reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.  Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Underlying Funds will be able to operate as currently described in the Prospectus, or that the Underlying Funds will not have to change their investment objectives or investment policies.

Income Taxation of Annuities in General —Non-Qualified Plans.  Section 72 of the Code governs the taxation of annuities.  In general, a contract owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract.  However, the increase in value may be subject to tax currently under certain circumstances.  See “Contracts Owned by Non-Natural Persons” and “Diversification Standards.”  Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies the Company of that election.

Surrenders or Withdrawals Prior to the Annuity Start Date.  Section 72 of the Code provides generally that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a Contract prior to the Annuity Start Date generally will be treated as gross income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any withdrawal charge in the case of a partial withdrawal) exceeds the “investment in the contract.”  The “investment in the contract” is that portion, if any, of Purchase Payments paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient’s gross income.  The taxable portion is taxed as ordinary income tax rates.  For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial withdrawal of a Contract.

Surrenders or Withdrawals on or after the Annuity Start Date.  Upon a complete surrender, the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract.  The taxable portion of such payments will be taxed as ordinary income tax rates.

Annuity Payments. For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the “exclusion ratio,” which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract.  That ratio is then applied to each payment to determine the non-taxable portion of the payment.  The remaining portion of each payment is taxed at ordinary income rates.  For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the “excludable amount,” which establishes the non-taxable portion of each payment.  The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the Contract by the number of payments to be made.  The remainder of each variable annuity payment is taxable.  Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

Penalty Tax on Certain Surrenders and Withdrawals. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59½, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income.  However, the penalty tax is not applicable to withdrawals:  (i) made on or after the death of the owner (or where the owner is not an individual, the death of the “primary annuitant,” who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer’s becoming totally disabled within the meaning of Section 72(m)(7) of the Code; (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v) under a so-called qualified funding asset (as defined in Section 130(d) of the Code); (vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59½, or (b) before the taxpayer reaches age 59½.

Partial Annuitization. If part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals.  None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Additional Considerations —

Distribution-at-Death Rules.  In order to be treated as an annuity contract, a Contract must provide the following two distribution rules:  (a) if any Owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the Owner’s interest will be distributed at least as quickly as the method in effect on the Owner’s death; and (b) if any Owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a Designated Beneficiary, must be annuitized over the life of that Designated Beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the Owner.  If the sole Designated Beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as Owner.

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional rider.  All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law.  The U.S. Supreme Court has held that marriages recognized under state law will be recognized for federal law purposes, but federal law does not recognize unmarried domestic partners as spouses.  Consult a tax adviser for more information on this subject.Generally, for purposes of determining when distributions must begin under the foregoing rules, where an Owner is not an individual, the primary Annuitant is considered the Owner.  In that case, a change in the primary Annuitant will be treated as the death of the Owner.  Finally, in the case of joint Owners, the distribution-at-death rules will be applied by treating the death of the first Owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased Owner’s spouse.

Gift of Annuity Contracts. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor’s income.  The 10% penalty tax and gift tax also may be applicable.  This provision does not apply to transfers between spouses or incident to a divorce.

Contracts Owned by Non-Natural Persons.  If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in net surrender value less the Purchase Payments) is includable in taxable income each year.  The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.  An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

Multiple Contract Rule. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified deferred annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract.  Thus, any amount received under any such contract prior to the contract’s Annuity Start Date, such as a full or partial withdrawal, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule.  It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the Annuity Start Date) under annuity contracts issued by the same company to the same owner during any calendar year.  In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the “exclusion ratio” under the contract.

Transfers, Assignments or Exchanges of a Contract.  A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein.  An Owner contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

Optional Benefit Riders.  It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you.  In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59½.  Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.

Withholding.  Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Qualified Plans — The Contract may be used with Qualified Plans that meet the requirements of Section 402A, 403(b), 408 or 408A of the Code.  If you are purchasing the Contract as an investment vehicle for one of these Qualified Plans, you should consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan.  However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life.  You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself.  No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified

Plans.  These Qualified Plans may permit the purchase of the Contract to accumulate retirement savings under the plans.  Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract.  Owners, Annuitants, and beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith.  For example, the Company may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the plan or the Employee Retirement Income Security Act of 1974 (ERISA).  Consequently, an Owner’s Beneficiary designation or elected payment option may not be enforceable.

The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan.  In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or, for certain plans, could cause the Plan to be disqualified.  Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules.  Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.  As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries.  These requirements may not be incorporated into the Company’s Contract administration procedures.  Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

Section 403(b).  Code Section 403(b) permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of Purchase Payments from gross income for tax purposes.  The Contract may be purchased in connection with a Section 403(b) annuity plan.

Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements.  Each employee’s interest in a retirement plan qualified under Code Section 403(b) must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70½ or retires (“required beginning date”).  Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

If an employee dies before reaching his or her required beginning date, the employee’s entire interest in the plan must generally be distributed beginning before the close of the calendar year following the year of the employee’s death to a designated beneficiary over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary).  If the designated beneficiary is the employee’s surviving spouse, distributions may be delayed until the employee would have reached age 70½.  If there is no designated beneficiary or if distributions are not timely commenced, the entire interest must be distributed by the end of the fifth calendar year following the year of death.

If an employee dies after reaching his or her required beginning date, the employee’s interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee’s death.

A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both.  An employee’s rights under a Section 403(b) contract attributable to employee contributions must be nonforfeitable.  The contribution limit is similar to the limits on contributions to qualified retirement plans and depends upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee.  As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.  However, employee salary reduction contributions can be made to certain 403(b) annuities on an after-tax basis.  See Roth 403(b) below.

A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59½, (ii) has a severance from employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).  Additional restrictions may be imposed by a particular 403(b) Plan or program.

Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible retirement plan, including an individual retirement account or annuity (IRA).  See “Rollovers.”

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance.  By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Roth 403(b).  Employees eligible to make elective salary reduction contributions to a 403(b) annuity contract may designate their elective contributions as “Roth contributions” under Code Section 402A, if the employer agrees to treat the contributions as Roth contributions under the employer’s 403(b) plan.  Roth contributions may be made to the Contract.

Unlike regular or “traditional” 403(b) contributions, which are made on a pre-tax basis, Roth contributions are made after-tax and must be reported by the employer as currently taxable income of the employee.  The employee must specifically designate the contributions as Roth contributions at the time they are made.  Roth contributions are always full vested.

Although Roth contributions are made on an after-tax basis, if they are held in the Contract until certain conditions are met, a contract distribution may be a “qualifying distribution” and the income that is earned on the contributions will never be subject to federal income taxes.  If a distribution is not qualifying, the income earned on the Roth contributions is subject to federal income taxes when distributed.

Roth contributions may be made up to the same elective contribution limits that apply to a traditional 403(b) contract.  If the employee makes elective contribution to both types of contracts, the one contribution limit will apply to the total of all contributions, both Roth and traditional.  Other types of employer contributions, such as matching contributions or non-elective contributions, cannot be made to a Roth contract or account, although they may be made to other accounts in the plan or program.

Roth contributions are held in a separate Roth account in the Contract and separate records are kept for earnings in the Roth account.  Although amounts in a Roth account are subject to the same distribution restrictions and required minimum distribution rules as traditional 403(b) contributions (including lifetime required minimum distributions), the Company may impose special rules on distributions from Roth accounts and may restrict or forbid loans from Roth accounts.

Distributions from a Roth 403(b) qualified account may be eligible for a tax-free rollover to another eligible retirement plan, including a Roth IRA.  See “Rollovers.”

Section 408.  Traditional Individual Retirement Annuities.  Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities (“traditional IRAs”).  The Contract may be purchased as an IRA.  The IRAs described in this section are called “traditional IRAs” to distinguish them from “Roth IRAs,” which are described below.

IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions must commence.  Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis.  IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation.  The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual’s taxable compensation or $5,500.

Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits.  If an individual is age 50 or over, the individual may make an additional catch-up contribution to a traditional IRA of $1,000 for each tax year.  However, if the individual is covered by an employer-sponsored retirement plan, the amount of IRA contributions the individual may deduct in a year may be reduced or eliminated based on the individual’s adjusted gross income for the year ($98,000 for a married couple filing a joint return and $61,000 for a single taxpayer in 2015).  If the individual’s spouse is covered by an employer-sponsored retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional IRA; however, the deduction will be reduced or eliminated if the adjusted gross income on a joint return is between $183,000 and $193,000.  Nondeductible contributions to traditional IRAs must be reported to the IRS in the year made on Form 8606.

Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service.  Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances.  See the IRA Disclosure Statement that accompanies this Prospectus.

In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under Section 403(b) of the Code; however, the required beginning date for traditional IRAs is generally the April 1 following the calendar year that the contract owner reaches age 70½—the contract owner’s retirement date, if any, will not affect his or her required beginning date.  See “Section 403(b).” Distributions from IRAs are generally taxed under Code Section 72.  Under these rules, a portion of each distribution may be excludable from income.  The amount excludable from the individual’s income is the amount of the distribution that bears the same ratio as the individual’s nondeductible contributions bears to the expected return under the IRA.

Distributions of deductible, pre-tax contributions and earnings from a traditional IRA may be eligible for a tax-free rollover to any kind of eligible retirement plan, including another traditional IRA.  A distribution of nondeductible contributions or other after-tax amounts from a traditional IRA may be eligible to be rolled over to another traditional IRA.  See “Rollovers.”

The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

Section 408A. Roth IRAs.  Section 408A of the Code permits eligible individuals to establish a Roth IRA.  The Contract may be purchased as a Roth IRA.  Regular contributions may be made to a Roth IRA up to the same contribution limits that apply to traditional IRA contributions.  The regular contribution limits are phased out for taxpayers with $116,000 to $131,000 in adjusted gross income ($183,000 to $193,000 for married filing joint returns).  Also the taxable balance in a traditional IRA may be rolled over or converted into a Roth IRA.  Distributions from Roth 403(b) plans can be rolled over to a Roth IRA regardless of income.

Regular contributions to a Roth IRA are not deductible, and rollovers and conversions from other retirement plans are taxable when completed, but withdrawals that meet certain requirements are not subject to federal income tax on either the original contributions or any earnings.  However, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.  Rollovers of Roth contributions were already taxed when made and are not generally subject to tax when rolled over to a Roth IRA.  Sale of the Contract for use with Roth IRAs may be subject to special requirements imposed by the Internal Revenue Service.  Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain requirements.  Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the contract owner’s lifetime.  Generally, however, the amount remaining in a Roth IRA after the contract owner’s death must begin to be distributed by the end of the first calendar year after death, and made in amounts that satisfy IRS required minimum distribution regulations.  If there is no beneficiary, or if the beneficiary elects to delay distributions, the amount must be distributed by the end of the fifth full calendar year after death of the contract owner.

Rollovers.  A “rollover” is the tax-free transfer of a distribution from one “eligible retirement plan” to another.  Distributions which are rolled over are not included in the employee’s gross income until some future time.

If any portion of the balance to the credit of an employee in a Section 403(b) or other eligible retirement plan (other than Roth sources) is paid in an “eligible rollover distribution” and the payee transfers any portion of the amount received to an “eligible retirement plan,” then the amount so transferred is not includable in income.  Also, pre-tax distributions from an IRA may be rolled over to another kind of eligible retirement plan.  An “eligible rollover distribution” generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years.  In addition, a required minimum distribution,  hardship distributions and certain corrective distributions, will not qualify as an eligible rollover distribution.  A rollover must be made directly between plans or indirectly within 60 days after receipt of the distribution.

For an employee (or employee's spouse or former spouse as beneficiary or alternate payee), an “eligible retirement plan” will be another Section 403(b) plan, a qualified retirement plan, a governmental deferred compensation plan under Section 457(b), or a traditional individual retirement account or annuity described in Code Section 408.  For a non-spouse beneficiary, an “eligible retirement plan” is an IRA established by the direct rollover.  For a Roth 403(b) account, a rollover, including a direct rollover, can only be made to a Roth IRA or to the same kind of account in another plan (such as a Roth 403(b) to a Roth 403(b), but not a Roth 403(b) to a Roth 401(k)) or to a Roth IRA.  Anyone attempting to rollover Roth 403(b) contributions should seek competent tax advice.  Additionally, a rollover for a Roth IRA can only be made to another Roth IRA.

A Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

Only one indirect rollover may be made from an IRA, including traditional IRAs, Roth IRAs, SIMPLE-IRAs and SEP-IRAs, to another IRA in a 12 month period.  The 12 month period begins on the date the IRA distribution is received.  If a second indirect rollover is made during the 12 month period, the transaction may have adverse tax consequences.  This rollover limitation does not apply to direct rollovers or a rollover between a retirement plan and an IRA.

Tax Penalties.  Premature Distribution Tax.  Distributions from a 403(b) plan or IRA before the participant reaches age 59½ are generally subject to an additional tax equal to 10% of the taxable portion of the distribution.  The 10% penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee’s disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and (except for IRAs) which begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution; (vii) that are rolled over or transferred in accordance with Code requirements; (viii) made as a qualified reservist distribution; or (ix) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

The exception to the 10% penalty tax described in item (iv) above is not applicable to IRAs.  However, distributions from an IRA to unemployed individuals can be made without application of the 10% penalty tax to pay health insurance premiums in certain cases.  There are two additional exceptions to the 10% penalty tax on withdrawals from IRAs before age 59½: withdrawals made to pay “qualified” higher education expenses and withdrawals made to pay certain “eligible first-time home buyer expenses.”

Tax Penalties.  Minimum Distribution Tax.  If the amount distributed from a Qualified Contract is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.  The value of any enhanced death benefits or other optional contract provisions such as the  GLWB Rider may need to be taken into account when calculating the minimum required distribution.  Consult a tax advisor.

Withholding. Periodic distributions (e.g., annuities and installment payments) from a Qualified Contract that will last for a period of ten or more years are generally subject to voluntary income tax withholding.  The amount withheld on such periodic distributions is determined at the rate applicable to wages.  The recipient of a periodic distribution may generally elect not to have withholding apply.

Eligible rollover distributions from a Qualified Plan (other than IRAs) are generally subject to mandatory 20% income tax withholding.  However, no withholding is imposed if the distribution is transferred directly to another eligible retirement plan.  Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate.  The recipient of such a distribution may elect not to have withholding apply.

The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice.  The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend.  Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences.  A prospective Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

Other Tax Considerations —

Federal Estate, Gift, and Generation-Skipping Transfer Taxes.  While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate.  Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary.  Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a “generation skipping transfer tax” (“GST”) when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner.  Regulations issued under the Code may require the Company to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2015, the federal estate tax, gift tax and generation-skipping transfer (“GST”) tax exemptions and maximum rates are $5,430,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity Purchases by Nonresident Aliens and Foreign Corporations.  The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents.  Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies.  In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence.  Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents.  Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under Federal tax law.

Medicare Tax.  Distributions from non-qualified annuity contracts are considered "investment income" for purposes of the newly enacted Medicare tax on investment income.  Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts.  Please consult a tax advisor for more information.

Annuity Purchases by Residents of Puerto Rico.  The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Possible Tax Law Changes.  From time to time, legislation has been proposed that would have adversely modified the federal taxation of certain annuities.  There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions).  Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).  Consult a tax adviser with respect to legislative developments and their effect on the Contract.  We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.  We make no guarantee regarding the tax status of any contract and do not intend the above discussion to be tax advice.

OTHER INFORMATION

Voting of Underlying Fund Shares — The Company is the legal owner of the shares of Underlying Funds held by the Subaccounts.  The Company will exercise voting rights attributable to the shares of each Underlying Fund held in the Subaccounts at any regular and special meetings of the shareholders of the Underlying Funds on matters requiring shareholder voting under the Investment Company Act of 1940, as amended (the “1940 Act”).  In accordance with its view of presently applicable law, the Company will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts.  However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

The person having the voting interest under a Contract is the Owner.  Unless otherwise required by applicable law, the number of shares of a particular Underlying Fund as to which voting instructions may be given to the Company is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Underlying Fund as of the same date.  Fractional votes will be counted.  The number of votes as to which voting instructions may be given will be determined as of the same date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund.  If required by the SEC, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the Underlying Funds.  Voting instructions may be cast in person or by proxy.

It is important that each Owner provide voting instructions to the Company because we vote all Underlying Fund shares proportionately in accordance with instructions received from Owners.  This means that the Company will vote shares for which no timely voting instructions are received in the same proportion as those shares for which we do receive voting instructions.  As a result, a small number of Owners may control the outcome of a vote.  The Company will also exercise the voting rights from assets in each Subaccount that are not otherwise attributable to Owners, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount.

Changes to Investments — The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase.  If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract.  Substituted fund shares may have higher fees and expenses.  The Company may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.  The Company further reserves the right to close any Subaccount to future allocations.

In connection with a substitution of any shares attributable to an Owner’s interest in a Subaccount or the Separate Account, the Company will, to the extent required under applicable law, provide notice, seek prior approval of the SEC, seek Owner approval and comply with the filing or other procedures established by applicable state insurance regulators.

The Company also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Underlying Fund or in shares of another investment company, a series thereof, or other suitable investment vehicle.  The Company may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners.  The Company may also eliminate or combine one or more Subaccounts to all or only certain classes of Owners if, in its sole discretion, marketing, tax, or investment conditions so warrant.

Subject to compliance with applicable law, the Company may transfer assets to the General Account.  The Company also reserves the right, subject to any required regulatory approvals, to transfer assets of the Separate Account or any Subaccount to another separate account or Subaccount.

In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change.  If the Company believes it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law.  The Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof.  Subject to compliance with applicable law, the Company also may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

Changes to Comply with Law and Amendments — The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Code and regulations thereunder or any state statute or regulation.

Reports to Owners — The Company will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year.  In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information required by law.  The Company will also send confirmations upon Purchase Payments, transfers, and full and partial withdrawals.  The Company may confirm certain transactions on a quarterly basis.  These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging Option and the Asset Reallocation Option, systematic withdrawals, and annuity payments.

You will also receive an annual and semiannual report containing financial statements for each Underlying Fund, which will include a list of the portfolio securities of each Underlying Fund, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

Electronic Privileges — If the Electronic Privileges section of the application or the proper form has been completed, signed, and filed at the Company’s Administrative Office, you may (1) request a transfer of Contract Value and make changes in your Purchase Payment allocation and to an existing Dollar Cost Averaging Option or Asset Reallocation Option by telephone; (2) request a transfer of Contract Value electronically via facsimile; and (3) request transfer of Contract Value through the Company’s Internet web site.  If you elect Electronic Privileges, you automatically authorize your financial representative to make transfers of Contract Value and changes in your Purchase Payment allocation or Dollar Cost Averaging Option or Asset Allocation Option, on your behalf.

Any telephone or electronic device, whether it is the Company’s, yours, your service provider’s, or your registered representatives, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the Company’s processing of your transfer request.  Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, you should make your transfer request by writing to our Administrative Office.

The Company has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures.  The Company’s procedures require that any person requesting a transfer by telephone provide the account number and the Owner’s tax identification number and such instructions must be received on a recorded line.  The Company reserves the right to deny any telephone transfer request.  If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations) or are otherwise unavailable, you may not be able to request transfers by telephone and would have to submit written requests.

By authorizing telephone transfers, you authorize the Company to accept and act upon telephonic instructions for transfers involving your Contract.  There are risks associated with telephone transactions that do not occur if a written request is submitted.  Anyone authorizing or making telephone requests bears those risks.  You agree that neither the Company, any of its affiliates, nor any Underlying Fund, will be liable for any loss, damages, cost, or expense (including attorneys’ fees) arising out of any telephone requests; provided that the Company effects such request in accordance with its procedures.  As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege.  The Company may discontinue, modify, or suspend the telephone transfer privilege at any time.

State Variations — The Prospectus and Statement of Additional Information describe all material terms and features of the Contract.  Certain non-material provisions of your contract may be different than the general description in this Prospectus and the Statement of Additional Information, and certain riders may not be available, because of legal restrictions in your state.  Your registered representative can provide specific information that may be applicable to your state.  If you would like to review a copy of your contract and its endorsements and riders, if any, contact the Company’s Administrative Office.

Legal Proceedings — The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no legal proceedings pending or threatened to which the Company, the Separate Account, or Security Distributors, Inc. (“SDI”) is a party that are reasonably likely to materially affect the Separate Account or the Company’s ability to meet its obligations under the Contract, or SDI’s ability to perform its contract with the Separate Account.

Legal Matters — Chris Swickard, Esq., Associate General Counsel of the Company, has passed upon legal matters in connection with the issue and sale of the Contract described in this Prospectus, the Company’s authority to issue the Contract under Kansas law, and the validity of the forms of the Contract under Kansas law.

Cyber-Security — Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack.  These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service attacks on websites, and other operational disruption and unauthorized release of confidential customer information.  Cyber-attacks affecting us, the Underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Contract Value.  For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing orders from our website or with the Underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses, and/or cause reputational damage.  Cyber-security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the Underlying Funds lose value.  There can be no assurance that we or the Underlying Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

Sale of the Contract — The Company currently offers the Contract on a continuous basis.  The Company anticipates continuing to offer the Contract but reserves the right to discontinue the offering.

Principal Underwriter.  The Company has entered into a principal underwriting agreement with its subsidiary, Security Distributors, Inc. (“SDI”), for the distribution and sale of the Contract.  SDI’s home office is located at One Security Benefit Place, Topeka, Kansas 66636-0001.  SDI, a wholly-owned subsidiary of the Company, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as NASD, Inc.

SDI does not sell the Contract directly to purchasers.  The Contract is offered to the public through registered representatives of broker-dealers that have entered into selling agreements with the Company and SDI for the sale of the Contract (collectively, “Selling Broker-Dealers”).  Registered representatives must be licensed as insurance agents by applicable state insurance authorities and appointed agents of the Company in order to sell the Contract.  The Company pays commissions to Selling Broker-Dealers through SDI. During fiscal years 2015, 2014, and 2013, the amounts paid to SDI in connection with all Contracts sold through the Separate Account were $[   ], $4,646,599, and $5,238,251.00, respectively .  SDI passes through commissions it receives to Selling Broker-Dealers for their sales and does not retain any portion of commissions in return for its services as principal underwriter for the Contract.  However, the Company may pay some or all of SDI’s operating and other expenses, including the following sales expenses: compensation and bonuses for SDI’s management team, advertising expenses, and other expenses of distributing the Contract.  In addition, the Company pays SDI an annual payment of 0.75% of all Purchase Payments received under variable annuity contracts issued by the Company to support SDI’s ongoing operations.

Selling Broker-Dealers.  The Company pays commissions to all Selling Broker-Dealers in connection with the promotion and sale of the Contract according to one or more schedules.  A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs.  The Company may use any of its corporate assets to pay commissions and other costs of distributing the Contract, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contract.  Commissions and other incentives or payments described below are not charged directly to Owners or the Separate Account.  The Company intends to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from its General Account.

Compensation Paid to All Selling Broker-Dealers. The Company pays commissions as a percentage of initial and subsequent Purchase Payments at the time it receives them, as a percentage of Contract Value on an ongoing basis, or a combination of both.  While the amount and timing of commissions may vary depending on the selling agreement, the Company does not expect commissions to exceed 7.0% of aggregate Purchase Payments (if compensation is paid as a percentage of Purchase Payments) and/or 1.0% annually of average Contract Value (if compensation is paid as a percentage of Contract Value).  The Company also pays non-cash compensation in connection with the sale of the Contract, including conferences, seminars, and trips (including travel, lodging, and meals in connection therewith); entertainment; merchandise; and other similar items.  The Company may periodically establish commission specials; however, unless otherwise stated, commissions paid under these specials will not exceed an additional 1.0% of aggregate Purchase Payments.

The registered representative who sells you the Contract typically receives a portion of the compensation the Company pays to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer’s internal compensation program.  These programs may include other types of cash and non-cash compensation and other benefits.  Ask your registered representative for further information about what he or she and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract.

Additional Compensation Paid to Selected Selling Broker-Dealers. In addition to ordinary commissions and non-cash compensation, the Company may pay additional compensation to selected Selling Broker-Dealers.  These payments may be: (i) trail commissions or persistency payments, which are periodic payments based on contract values of the Company’s variable insurance contracts (including Contract Values of the Contract) or other persistency standards; (ii) preferred status fees (which may be in the form of a higher percentage of ordinary commission) paid to obtain preferred treatment of the Contract in Selling Broker-Dealers’ marketing programs, including enhanced marketing services and increased access to their registered representatives; (iii) one-time bonus payments for their participation in sales promotions with regard to the Contract; (iv) periodic bonus payments calculated as a percentage of the average contract value of the Company’s variable insurance contracts (including the Contract) sold by the Selling Broker-Dealer during the calendar year of payment; (v) reimbursement of industry conference fees paid to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers’ registered representatives; and (vi) reimbursement of Selling Broker-Dealers for expenses incurred by the Selling Broker-Dealer or its registered representatives in connection with client seminars or similar prospecting activities conducted to promote sales of the Contract.

           The following list sets forth the names of Selling Broker-Dealers that received additional compensation from the Company in 2015 in connection with the sale of its variable annuity contracts, variable life insurance policies, and other insurance products (including the Contract): [OFG Financial Services, Inc., PlanMember Securities Corporation, Lincoln Investment Planning, Legend Equities Corporation, Inc., TransAmerica Financial Advisors, GWN Securities, Inc., KMS Financial Services, Inc., Cambridge Investment/RPA, Client One Securities LLC, Centaurus Financial, Inc., Investacorp, Inc., American Portfolios Financial Services, Next Financial Group Inc., Money Concepts Capital Corp., J W Cole Financial Inc.]  These additional compensation arrangements are not offered to all Selling Broker-Dealers and the terms of such arrangements and the payments made thereunder may differ substantially among Selling Broker-Dealers.  The payments may be significant and may be calculated in different ways by different Selling Broker-Dealers.  These arrangements are designed to specially encourage the sale of the Company’s products (and/or its affiliates’ products) by such Selling Broker-Dealers.  The prospect of receiving, or the receipt of, additional compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of the Contract over other variable annuity contracts (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation.  You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contract.  Ask your registered representative for further information about what he or she and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract.

Registration Statement — A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus.  This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC.  The omitted information may be obtained at the SEC’s principal office in Washington, DC, upon payment of the SEC’s prescribed fees and may also be obtained from the SEC’s web site (http://www.sec.gov).

Financial Statements — The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 2015 and 2014, and for each of the prior three years as of the period ended December 31, 2015, are included in the Statement of Additional information.  Security Benefit Life Insurance Company’s financial statements should be distinguished from the financial statements of the Separate Account, and you should consider the Company’s financial statements as bearing only upon the Company’s ability to meet its obligations under the Contracts.

PERFORMANCE INFORMATION

Performance information for the Subaccounts, including the yield of the Subaccounts, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.

Current yield for the [          ] Subaccount will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then “annualized” (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). “Effective yield” for the [          ] Subaccount

is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.  During extended periods of low interest rates, and due in part to Contract fees and expenses, the [          ] Subaccount yields may also become extremely low and possibly negative.

For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period (“net investment income”), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period.  Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the contract fee, administration charge, mortality and expense risk charge, optional rider charges, and s  Surrender Charges and may simultaneously be shown for other periods.

Quotations of yield and effective yield do not reflect deduction of the Surrender Charges, and total return figures may be quoted that do not reflect deduction of the charge.  If reflected, the performance figures quoted would be lower.  Such performance information will be accompanied by total return figures that reflect deduction of the Surrender Charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

Although the Contract has not previously been available for sale, certain of the Underlying Funds were in existence prior to that date that the Contract is offered for sale.  Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contract that incorporate the performance of the Underlying Funds.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based.  Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information for the  BridgePoint Variable Annuity contains more specific information and financial statements relating to Security Benefit Life Insurance Company and Subsidiaries.  The Statement of Additional Information is available without charge by calling the Company’s toll-free telephone number at 1-800-888-2461 or by detaching this page from the prospectus and mailing it to the Company at P.O. Box 750497, Topeka, Kansas 66675-0497.  Be sure to include your name and address when requesting the Statement of Additional Information.

The table of contents of the Statement of Additional Information is set forth below:

Subject to Completion dated January 4, 2016

Broker-Dealer Use Only: This Statement of Additional Information is for training purposes only and is not approved for distribution to, or use with, the public.

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities to which this Statement of Additional Information relates until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

BRIDGEPOINT VARIABLE ANNUITY

SBL Variable Annuity Account XIV

STATEMENT OF ADDITIONAL INFORMATION

Date: [          ], 2016

Individual Flexible Purchase Payment Deferred
Variable Annuity Contract

Issued by
Security Benefit Life Insurance Company
One Security Benefit Place
Topeka, Kansas 66636-0001

Mailing Address:
Security Benefit Life Insurance Company
P.O. Box 750497
Topeka, Kansas 66675-0497

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the BridgePoint Variable Annuity dated [    ], 2016, as it may be supplemented from time to time.  A copy of the Prospectus may be obtained from the Company by calling 1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

ii

GENERAL INFORMATION AND HISTORY

For a description of the BridgePoint Variable Annuity Contract (the “Contract”), Security Benefit Life Insurance Company (“the Company”), and the SBL Variable Annuity Account XIV (the “Separate Account”), see the Prospectus.  This Statement of Additional Information contains information that supplements the information in the Prospectus.  Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled “Definitions” in the Prospectus.

Safekeeping of Assets — The Company is responsible for the safekeeping of the assets of the Subaccounts.  These assets, which consist of shares of the Underlying Funds in non-certificated form, are held separate and apart from the assets of the Company’s General Account and its other separate accounts.

LIMITS ON PURCHASE PAYMENTS PAID UNDER
TAX-QUALIFIED RETIREMENT PLANS

Section 403(b) — Contributions to 403(b) annuities are excludable from an employee’s gross income if they do not exceed the limits under Sections 402(g), and 415 of the Code.  The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions.  Rollover contributions are not subject to these annual limits.

Section 402(g)  — The rider is not available for purchase in connection with a Qualified Plan that is a 403(b) Plan.  Section 402(g) generally limits an employee’s annual elective salary reduction contributions to a 403(b) annuity and any 401(k) arrangement to $ 18,000 for the 2015 tax year.  The $18,000 limit may be adjusted for inflation in $500 increments for future tax years.  If an individual is age 50 or over, catch up contributions equal to $ 6,000 can be made to a 403(b) annuity during the 2015 tax year.  The $ 6,000 limit may be adjusted for inflation in $500 increments for future tax years.

The contribution limits will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements.  An employee under a 403(b) annuity with at least 15 years of service for a “qualified employer” (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the limit by up to $3,000 per year, subject to an aggregate limit on the excess of $15,000 for all years.

Section 415(c) also provides an overall limit on the amount of employer and employee elective salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee’s gross income in a given year.  Generally the Section 415(c) limit for 2015 is the lesser of (i) $53,000, or (ii) 100% of the employee’s annual compensation.

Roth 403(b) — Elective contributions to a Roth 403(b) arrangement are not excludible from the taxable income of the employee.  However, income earned on these contributions is free from federal income tax if distributed in a “qualifying distribution.” Roth 403(b) contributions are subject to the same contribution limits that apply to traditional 403(b) elective contributions-- $ 18,000 in 2015 with a $ 6,000 limit on catch up contributions on or after age 50, and a special additional limit of up to $3,000 (limits will be updated) for employees who have at least 15 years of service with a “qualified employer.” Furthermore, contributions made to a Roth 403(b) and a traditional 403(b) are

1

aggregated for the purpose of these limits.  For example, if an individual who is only eligible for the $ 18,000 elective contribution limit makes $ 8,000 in contributions to a Roth annuity contract, the individual can only make $ 10,000 in contributions to a traditional 403(b) contract in the same year.

Sections 408 and 408A — Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth individual retirement annuity (IRA) that is described in Section 408 or Section 408A of the Code are subject to the limits on contributions to IRAs under Section 219(b) of the Code.  Under Section 219(b) of the Code, contributions (other than rollover contributions) to an IRA are limited to the lesser of 100% of the individual’s taxable compensation or $5,500 (for 2015 ).

If an individual is age 50 or over, the individual may make an additional catch up contribution to a traditional IRA of $1,000 for each tax year.

Spousal IRAs allow an Owner and his or her spouse to each contribute up to the applicable dollar amount to their respective IRAs so long as a joint tax return is filed and joint income is $6,000 or more.  The maximum amount the higher compensated spouse may contribute for the year is the lesser of (i) $5,500 (for 2015) or (ii) 100% of that spouse’s compensation.  The maximum the lower compensated spouse may contribute is the lesser of (i) $5,500 (for 2014) or (ii) 100% of that spouse’s compensation plus the amount by which the higher compensated spouse’s compensation exceeds the amount the higher compensated spouse contributes to his or her IRA.  The extent to which an Owner may deduct contributions to a traditional IRA depends on the gross income of the Owner and his or her spouse for the year and whether either is an “active participant” in an employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code.  Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted) under a simplified employee pension plan to the lesser of (a) 25% of the compensation of the participant in the Plan, or (b) $53,000 (for 2015).  Salary reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account and the average annual total return and total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula: P(1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period).

2

Average annual total return figures (referred to as “Standardized Total Return”) are calculated from the inception date of the Subaccounts under the Contract, and reflect the deduction of the maximum periodic charges and optional rider charges.

Other total return figures (referred to as “Non-Standardized Total Return”) may be quoted that do not assume a surrender and do not reflect deduction of the Surrender Charge.  The Surrender Charge if reflected would lower the Non-Standardized Total Return.  Total return figures that do not reflect deduction of all charges will be accompanied by Standardized Total Return figures that reflect such charges and which date from the Separate Account inception date.

Total return figures may also be shown for periods beginning prior to the availability of the Contract.  Such total return figures are based upon the performance of the Underlying Funds, adjusted to reflect the maximum charges imposed under the Contract.  Any quotation of performance that pre-dates the date of inception of the Separate Account (or a Subaccount thereof as applicable) will be accompanied by Standardized Total Return figures that reflect the deduction of the applicable Surrender Charge and other fees and charges since the date of inception of the Separate Account or Subaccount.

Quotations of total return for any Subaccount will be based on a hypothetical investment in a Subaccount over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment.  Such quotations of total return will reflect the deduction of all applicable charges to the Contract and the Separate Account (on an annual basis) except the applicable Surrender Charge.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based.  Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the financial statements of SBL Variable Annuity Account XIV – Security Benefit Advisor Variable Annuity at December 31, 2015 and for each of the specified periods ended December 31, 2015 and 2014 , or for such portions of such periods, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, 1200 Main Street, Suite 2500, Kansas City, Missouri, 64105, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

3

FINANCIAL STATEMENTS

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, and the financial statements of Variable Annuity Account XIV – Security Benefit Advisor Variable Annuity at December 31, 2015 and for each of the specified periods ended December 31, 2015 and 2014, or for such portions of such periods, are set forth herein, following this section.

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

4

PART C
OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

a.	Financial Statements

To be filed by pre-effective amendment.

b.	Exhibits

(1)	Resolution of the Board of Directors of Security Benefit Life Insurance Company (“SBL”) authorizing establishment of the Separate Account(a)

(2)	Not Applicable

(3)	(a)	Marketing Organization Agreement by and between SBL and Security Distributors, Inc. (“SDI”)(i)
(b)	SBL Variable Products Broker/Dealer Sales Agreement(v)
(c)	SBL Variable Product Sales Agreement by and among SBL, SDI and 3-Way (Form 9482C 7-00)(b)
(d)	Marketing Organization Agreement Commission Schedule**
(e)	Amendment to the Market Organization Agreement by and between SBL and SDI, dated October 1, 2004(c)
(f)	Distribution Agreement by and between SBL and SDI, dated July 1, 2002
(g)	Supervisory Fee Amendment to the Market Organization Agreement by and between SBL and SDI(f)
(h)	Facilities Agreement by and among Security Benefit Mutual Holding Company and affiliates thereof, dated July 1, 2008(k)
(4)	(a)	Individual Contract (Form V6031 12-15)*
(b)	Guaranteed Lifetime Withdrawal Benefit Rider (Form V6033 12-15)*
(c)	Return of Premium Death Benefit Rider (Form V6032 12-15)*
(d)	Nursing Home Endorsement (Form 6054 5-11)*
(e)	Terminal Illness Endorsement (Form 6055 5-11)*
(f)	Individual Retirement Annuity Endorsement (Form V6849A R5-11)*
(g)	Roth IRA Endorsement (Form V6851A R9-15)*
(h)	Tax Sheltered Annuity Endorsement (Form V6101 R9-10)(m)

(5)	Application (Form V6034 12-15)*

(6)	(a)	Restated Articles of Incorporation of SBL(d)
(b)	Bylaws of SBL(u)

(7)	Not Applicable

(8)	(a)	Participation Agreement – AIM – Variable Insurance Funds(r)
(b)	Participation Agreement – American Century – Variable Insurance Funds(p)
(c)	Participation Agreement – American Funds(t)
(d)	Participation Agreement – BlackRock – Variable Funds(m)
(e)	Participation Agreement – Dreyfus – Variable Insurance Funds(r)
(f)	Participation Agreement – DWS (Deutsche)(m)
(g)	Participation Agreement – Eaton Vance(t)
(h)	Participation Agreement – Franklin Templeton – Variable Insurance Funds(u)

(i)	Participation Agreement – Ivy – Variable Insurance Funds(t)
(j)	Participation Agreement – JPMorgan(q)
(k)	Participation Agreement – Legg Mason(n)
(l)	Participation Agreement – Lord Abbett(m)
(m)	Participation Agreement – Neuberger Berman – AMT Funds(j)
(n)	Participation Agreement – Northern Lights (TOPS)*
(o)	Participation Agreement – Oppenheimer – Variable Funds(m)
(p)	Participation Agreement – PIMCO – Variable Insurance Funds(o)
(q)	Participation Agreement – Putnam(q)
(r)	Participation Agreement – Rydex – Variable Funds(e)
(i)	Amendment No. 6 to Participation Agreement – Rydex(f)
(s)	Participation Agreement – SBL(t)
(t)	Information Sharing Agreement – AIM(g)
(u)	Information Sharing Agreement – American Century(g)
(v)	Information Sharing Agreement – American Funds(t)
(w)	Information Sharing Agreement – Dreyfus(g)
(x)	Information Sharing Agreement – Franklin Templeton(r)
(y)	Information Sharing Agreement – Ivy(r)
(z)	Information Sharing Agreement – Legg Mason(l)
(aa)	Information Sharing Agreement – Neuberger Berman(g)
(ab)	Information Sharing Agreement – Oppenheimer(g)
(ac)	Information Sharing Agreement – PIMCO(g)
(ad)	Information Sharing Agreement – Putnam(r)
(ae)	Information Sharing Agreement – Rydex(g)
(af)	Information Sharing Agreement – Security Funds(h)

(9)	Opinion of Counsel**

(10)	(a) Consent of Sutherland, Asbill & Brennan, LLP**

(b) Consent of Ernst & Young LLP**

(11)	No financial statements will be omitted from Item 23

(12)	Not Applicable

(13)	Powers of Attorney of John F. Guyot, Michael P. Kiley, Anthony D. Minella, Roger S. Offermann, Barry G. Ward, and Douglas G. Wolff(t)

(a)	Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-41180) filed July 11, 2000.
(b)	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-52114) filed March 1, 2002.
(c)	Incorporated herein by reference to initial Form N-4 Registration Statement (File No. 333-120399) filed November 12, 2004.
(d)	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-52114) filed February 23, 2005.
(e)	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-52114) filed April 28, 2006.
(f)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-138540) filed March 9, 2007.
(g)	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 033-85592) filed April 27, 2007.
(h)	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-41180) filed April 27, 2007.

(i)	Incorporated herein by reference to Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 033-85592) filed April 29, 2008.
(j)	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-84159) filed April 27, 2009.
(k)	Incorporated herein by reference to Post-Effective Amendment No. 33 to Form N-4 Registration Statement (File No. 002-89328) filed April 27, 2009.
(l)	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-41180) filed April 30, 2009.
(m)	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-138540) filed April 15, 2011.
(n)	Incorporated herein by reference to Post-Effective Amendment No. 35 to Form N-4 Registration Statement (File No. 002-89328) filed April 29, 2011.
(o)	Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-84159) filed April 27, 2012.
(p)	Incorporated herein by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement (File No. 002-89328) filed April 30, 2012.
(q)	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-138540) filed December 28, 2012.
(r)	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-138540) filed February 21, 2013.
(s)	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 333-84159) filed April 30, 2014.
(t)	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-138540) filed April 30, 2014.
(u)	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 333-138540) filed April 30, 2015.
(v)	Incorporated herein by reference to Post-Effective Amendment No. 22 to Form N-4 Registration Statement (File No. 002-89328) filed April 30, 1999.

* Filed herewith.
**To be filed by pre-effective amendment.

Item 25.	Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
Michael P. Kiley	Chief Executive Officer and Chairman of the Board
Douglas G. Wolff	President and Director
Barry G. Ward	Senior Vice President, Chief Financial Officer, Chief Risk Officer, Treasurer and Director
John F. Guyot	Senior Vice President, General Counsel, Secretary and Director
Anthony D. Minella	Senior Vice President, Chief Investment Officer and Director
Roger S. Offermann	Senior Vice President, Chief Actuary and Director
Joseph W. Wittrock	Vice President and Director
Albert J. Dal Porto	Vice President
Susan J. Lacey	Vice President and Controller
Benjamin J. Sclater	Vice President
Jeanne R. Slusher	Vice President and Director of Audit
Christopher D. Swickard	Vice President, Associate General Counsel and Assistant Secretary
Kevin M. Watt	Vice President

Name and Principal Business Address*	Positions and Offices with Depositor
Carmen R. Hill	Second Vice President and Chief Compliance Officer
*Located at One Security Benefit Place, Topeka, Kansas 66636-0001.

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

The Depositor, Security Benefit Life Insurance Company (“SBL” or the “Company”), is an indirect subsidiary of Sammons Enterprises, Inc.  The Registrant is a segregated asset account of SBL.  Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT).  Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2014, are:

Name	Jurisdiction	Percent of Voting Securities Owned
1888 Fund, Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
1900 Capital, Inc.	DE	100%	by Compatriot Capital, Inc.
5180 CLO LP	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
A24 Films, LLC	DE	66.7%	by SBC Funding, LLC
ACEI Holdco, LLC (fka IIP Bridge Funding, LLC)	DE	100%	by GPFT Holdco, LLC
ACEIG, LLC	DE	100%	by Guggenheim Capital Enterprises, LLC
Advisor Research Center, LLC	MD	100%	by Rydex Fund Services, LLC
AF V - VII entities	DE	100%	by Corporate Funding VI, LLC
AFSP Fund I Partners, LLC	DE	53.6%	by Compatriot Capital, Inc.
Aircraft Mgmt. Company, LLC	DE	100%	by GPFT Holdco, LLC
Anchorage G Holdings, LLC	DE	100%	by Guggenheim Life and Annuity Company
Ann Arbor City Apartments LLC	DE	90%	by Compatriot Capital, Inc.
		10%	by Village Green Holding LLC
Argus Portfolios Holdings Ltd.	CYM	0%	Mgmt. by Guggenheim Partners, LLC
Argus Portfolios SPC	CYM	100%	by Argus Portfolios Holdings Ltd.
ASG Mortgage Investors, LLC	DE	35.3%	by 1900 Capital, Inc.
Asheville Resolution Corporation	DE	100%	by Consolidated Investment Services, Inc.
Asset Consulting Group, LLC	DE	100%	by GWM Holdco, LLC
Aureus Group, LLC	DE	29.9%	by Compatriot Capital, Inc.
BA Seattle Aviation, LLC	KS	100%	by Security Benefit Corporation
Ballinshire investment entities	DE	100%	by EL Funding, LLC
Bandera Strategic credit Partners II, L.P.	DE	0%	Mgmt. by GPIM Holdings VII, LLC
Bennington Stark Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
BFC Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Bingham LP	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Biscay GSTF III, LLC	DE	100%	by GLAC Holdings, LLC
Bismarck Development Company, LLC	DE	100%	by Guggenheim Retail Real Estate Partners, Inc.
Black Cat Football, LLC	KS	100%	by Security Benefit Corporation
Bound Brook Capital Corporation	DE	100%	by The Liberty Hampshire Company, LLC
Briggs Construction Equipment, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Briggs Equipment Mexico, Inc.	DE	100%	by Briggs Equipment, Inc.
Briggs Equipment UK Limited	GBR	100%	by Briggs UK Holdings, Inc.
Briggs Equipment, Inc.	DE	100%	by Briggs International, Inc.
Briggs Equipment, S.A. de C.V.	MEX	99%	by Briggs Equipment, Inc.
		1%	by Briggs Equipment Mexico, Inc.

Name	Jurisdiction	Percent of Voting Securities Owned
Briggs International, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Briggs UK Holdings, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Cainhoy Land & Timber, LLC	DE	65.5%	by GC Parent Holdings, LLC
Caprock Funding entities	DE	100%	by LCLF investment entities
Carco Services, LLC	DE	100%	by Guggenheim Services, LLC
Cardamom RE HQ, LLC	KS	100%	by Security Benefit Corporation
CardCash Exchange, Inc.	DE	40%	by CardCash Holdings, LLC
CardCash Holdings, LLC	DE	87.5%	by SBC Funding, LLC
CCE Funding LLC	DE	100%	by Compatriot Capital, Inc.
CCI Historic, Inc.	DE	100%	by Compatriot Capital, Inc.
Cedar Springs (Cayman) Ltd.	CYM	100%	by Cedar Springs Capital Company, LLC
Cedar Springs Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
CF-G Funding II, LLC	KS	100%	by Gennessee Insurance Agency, LLC
CF-G Funding III, LLC	KS	100%	by Gennessee Insurance Agency, LLC
CF-G Funding, LLC	DE	100%	by Gennessee Insurance Agency, LLC
CH Kansas, LLC	KS	100%	by Security Benefit Corporation
Channel Capital Group Holdings, LLC	DE	38.3%	by Nominee Holding Company, LLC
Channel Capital Group LLC	DE	100%	by Channel Capital Group Holdings, LLC
Chelsea Creek Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Cohen Financial Services (DE), LLC	DE	100%	by Pillar Financial, LLC
Community Investments, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Compatriot Capital, Inc.	DE	100%	by Sammons Equity Alliance, Inc.
Concord Minutemen (Cayman) Ltd.	CYM	100%	by Concord Minutemen Capital Company, LLC
Concord Minutemen Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Consolidated Investment Services, Inc.	NV	100%	by Sammons Enterprises, Inc.
Controladora Briggs de Mexico S. de R.L. de C.V.	MEX	99%	by Briggs Equipment, Inc.
		1%	by Briggs Equipment Mexico, Inc.
Copper River CLO Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Corporate Funding V, LLC	DE	100%	by GPFT Holdco, LLC
Corporate Funding VI, LLC	DE	100%	by GPFT Holdco, LLC
CP Aureus FSP, LP	DE	49.5%	by AFSP Fund I Partners, LLC
Crown Point Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Crown Point Funding (Cayman), Ltd.	CYM	100%	by Crown Point Capital Company, LLC
CSFC, LLC	DE	100%	by The Liberty Hampshire Company, LLC
DBI/ASG Mortgage Acquisition Fund I, LP	DE	55.4%	by 1900 Capital, Inc.
dcp Funding LLC	DE	27.8%	by Guggenheim Life and Annuity Company
		0%	Mgmt. by Guggenheim Corporate Funding, LLC
Deferred Compensation investment entities	DE	36-100%	by GC Deferred Compensation I, LLC
dick clark entities	DE	100%	by dcp Funding LLC
DLPG, LLC	DE	100%	by Guggenheim Insurance Holdco, LLC
DS Funding LLC	DE	100%	by SL Funding, LLC
Dunbarre Insurance Agency, LLC	DE	100%	by Security Benefit Life Insurance Company
E2M Fund II Holdco, LP	DE	47.8%	by Compatriot Capital, Inc.
		0%	Mgmt. by E2M General Partner II, LLC
E2M General Partner II, LLC	DE	17.4%	by Compatriot Capital, Inc.
E2M General Partner III, LLC	DE	30%	by Compatriot Capital, Inc.
E2M Holdings, LLC	DE	30%	by Compatriot Capital, Inc.
E2M Partners, LLC	DE	100%	by E2M Holdings, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
E2M Strategic Fund (Fund A), LP	DE	80.5%	by Compatriot Capital, Inc.
		0%	Mgmt. by E2M General Partner III, LLC
E2M/SRC Investment Company, LLC	DE	37%	by Compatriot Capital, Inc.
		60%	by E2M Fund II Holdco, LP
Edgehill Byron Capital Company Limited	IRL	0%	Mgmt. by Guggenheim Partners, LLC
Edison IS Holdings, LLC	NJ	100%	by Guggenheim Insurance Services, LLC
EFC Holdings I, LLC	DE	100%	by GPFT Holdco, LLC
Efland Funding entities (fka Edenton Funding, LLC and some ELSL Funding entities)	DE	100%	by Elsmere Insurance Agency, LLC
Eiger Fund I, LP	DE	38.8%	by Compatriot Capital, Inc.
Eiger Partners, LP	DE	10%	by Compatriot Capital, Inc.
EL Funding, LLC	DE	100%	by SL Funding, LLC
ELSL Funding entities	DE	100%	by Elsmere Insurance Agency, LLC
Elsmere Insurance Agency, LLC	DE	100%	by Guggenheim Life and Annuity Company
Energy Asset Holdings LLC	DE	0%	Mgmt.by Guggenheim Partners Investment Mgmt. LLC
Enterhealth, LLC	TX	21.3%	by Sammons Capital, Inc.
EquiTrust GBM Investco, LLC	DE	100%	by EquiTrust Life Insurance Company
EquiTrust Holdco Parent, LLC	DE	0%	Mgmt.by EquiTrust Manager, LLC
EquiTrust Holdings, LLC	DE	100%	by EquiTrust Holdco Parent, LLC
EquiTrust Insurance Services, LLC	DE	100%	by Guggenheim Insurance Services, LLC
EquiTrust Life Insurance Company	IL	100%	by EquiTrust Holdings, LLC
EquiTrust Manager, LLC	DE	100%	by Guggenheim Insurance Holdco, LLC
ET Life 1099 Reporting Company, LLC (fka EquiTrust Life 1099 Reporting Company, LLC)	DE	100%	by EquiTrust Life Insurance Company
Eventine Funding, LLC	DE	100%	by Elsmere Insurance Agency, LLC
Fifth Ave GSTF II, LLC	DE	100%	by GLAC Holdings, LLC
First Security Benefit Life Insurance and Annuity Company of New York	NY	100%	by Security Benefit Corporation
FMF Peakview LLC	DE	80%	by Guggenheim Plus Leveraged LLC
Forklift Operations de Mexico, S.A. de C.V.	MEX	99%	by Controladora Briggs de Mexico S. de R.L. de C.V.
		1%	by Briggs Equipment Mexico, Inc.
Forrestal Portfolios, LLC	DE	100%	by Moore's Creek Capital Corporation
Four Six Four Aircraft LLC	DE	100%	by EL Funding, LLC
Franklin Park (Cyprus) Limited	CYP	100%	by GGIC IIP Holdings LP
Franklin Park India, LLC	DE	100%	by Infrastructure India Plc
G650 2014 Holdings, LLC	DE	100%	by Guggenheim Aircraft Opportunity Master Fund, LP
GAIF II Aviation asset holding companies	DE	100%	by Guggenheim Aviation Investment Fund II, LP
GAIF II Aviation U.S. Source asset holding companies	DE	100%	by GAIF II U.S. Source Fund, LP
GAIF II FF Feeder Fund, L.P.	DE	0%	Mgmt.by Guggenheim Aviation Services II, LLP
GAIF II Services Group, LLC	DE	100%	by Guggenheim Aviation Investment Fund II, LP
GAIF II U.S. Source Blocker, LP	DE	0%	Mgmt.by Guggenheim Aviation Services II, LLP
GAIF II U.S. Source Fund, LP	DE	0%	Mgmt. by Guggenheim Aviation Services II, LLP
GAIF II U.S. Source Services Group, LLC	DE	100%	by GAIF II U.S. Source Fund, LP
GALF, LLC	DE	100%	by Guggenheim Corporate Funding, LLC
GAOMF S/N 20272, LLC	DE	100%	by Guggenheim Aircraft Opportunity Master Fund, LP
GASG Co-Investor Fund I, LP	DE	50%	by 1900 Capital, Inc.
GC Deferred Compensation I, LLC	DE	100%	by Guggenheim Capital, LLC
GC Deferred Compensation Offshore, Ltd.	CYM	100%	by Guggenheim Capital International, Ltd.
GC Maple Leaf, Inc.	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
GC New York, LLC	DE	99.5%	by GC Parent Holdings, LLC
GC Orpheus Investors, LLC	DE	20.2%	by Guggenheim Partners, LLC
GC Parent Holdings, LLC	DE	100%	by Guggenheim Capital, LLC
GC Pilar Golf Investment, LLC	DE	100%	by GC Parent Holdings, LLC
GC Repo, LLC	DE	100%	by Guggenheim Partners, LLC
GC VIE Manager, LLC	DE	99.5%	by Guggenheim Partners, LLC
GDCP Member, LLC	DE	100%	by Guggenheim Corporate Funding, LLC
GDP property holding entities	DE	100%	by Guggenheim Development Partners, Inc.
GDP-Pilara Lotes, LLC	DE	100%	by GC Parent Holdings, LLC
Generation Financial Group, LLC	DE	50%	by JLx3, LLC
		50%	by Guggenheim Partners, LLC
Generation Financial Mortgage, LLC	DE	83.3%	by GPFT Holdco, LLC
		12.9%	by Generation Financial Group, LLC
Generation Mortgage Company	CA	100%	by Generation Financial Mortgage, LLC
Gennessee Insurance Agency, LLC	DE	100%	by Security Benefit Life Insurance Company
GFP Green Inc.	CYM	100%	by GGIC, Ltd.
GFP Peru Dunas Holdings, Inc.	CYM	100%	by GGIC, Ltd.
GFP Wind Holdings, LLC	DE	100%	by Guggenheim Franklin Park Management, LLC
GFPIC, L.P.	CYM	34.5%	by GFPID, LLC
GFPID, LLC	DE	40%	by GC Parent Holdings, LLC
GFS Management (Ireland) Limited	IRL	100%	by Guggenheim Fund Solutions, LLC
GFS MAP (Ireland) Public Limited Company	IRL	0%	Mgmt. by Guggenheim Fund Solutions, LLC
GGIC Greenbacker Funding Ltd.	CYM	100%	by GGIC, Ltd.
GGIC IIP Holdings LP	CYM	100%	by GGIC, Ltd.
		0%	Mgmt. by GGIC IIP Holdings Ltd.
GGIC IIP Holdings Ltd.	CYM	100%	by GGIC, Ltd.
GGIC KTI Holdings, Ltd.	CYM	100%	by GGIC, Ltd.
GGIC Manager, LLC	DE	100%	by GGIC, Ltd.
GGIC, Ltd.	GGY	100%	by GFPIC, L.P.
GGT Diversified Alpha Cayman Funds (fka GGT Multi-Strategy Funds)	CYM	0%	Mgmt. by GGT GP LLC
GGT Diversified Alpha Fund LLC (fka GGT Multi-Strategy Fund LLC)	DE	0%	Mgmt. by GGT Manager
GGT Global Opportunities Master Fund (Cayman) LP	CYM	0%	Mgmt.by GGT GP LLC
GGT GP LLC	DE	100%	by GGT Manager
GGT Long/Short Diversified Equity Master Fund (Cayman) LP	CYM	0%	Mgmt.by GGT GP LLC
GGT Manager	DE	100%	by Guggenheim Holdings, LLC
GGT Trading Delaware LLC	DE	0%	Mgmt.by GGT GP LLC
GI Holdco II LLC	DE	100%	by Guggenheim Partners, LLC
GI Holdco II Sub LLC	DE	100%	by GI Holdco II LLC
GI Holdco LLC	DE	100%	by GI Holdco II LLC
GIA Asia Holdings, Ltd.	CYM	100%	by GWM Holdco, LLC
GIA Europe Holdings, Ltd.	CYM	100%	by GWM Holdco, LLC
GIFS (Cayman) Ltd.	CYM	100%	by GIFS Capital Company, LLC
GIFS Capital Company, LLC	DE	100%	by Relationship Funding Company, LLC
Gila Bend Power Partners, LLC	DE	50%	by Sammons Power Development, Inc.
GIM GP Ltd.	CYM	100%	by Guggenheim Partners Investment Mgmt. LLC
GIS Administrative Services, LLC	DE	100%	by Guggenheim Insurance Services, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
GLAC GBM Investco, LLC	DE	100%	by Guggenheim Life and Annuity Company
GLAC Holdings, LLC	DE	100%	by GPFT Holdco, LLC
Global 6000 9568 Limited LDC	CYM	50%	by GX 9568 Holdings I, LLC
		50%	by GX 9568 Holdings II, LLC
GM property holding companies	DE	100%	by Retail Investors III, LLC
GMI GPIM, LLC	DE	100%	by Guggenheim Manager, Inc.
GMI GPIMH, LLC	DE	100%	by Guggenheim Manager, Inc.
GN Fund I, LLC	FL	100%	by Guggenheim Nicklaus Partners, LLC
GNCG Santiago LLC	DE	100%	by Guggenheim Capital Enterprises, LLC
GNCG Vigo LLC	DE	100%	by GNCG Santiago LLC
GN property holding entities	DE	100%	by Guggenheim Nicklaus Partners, LLC
GNP property holding entities	DE	100%	by Guggenheim-Nicklaus Fund I, Ltd.
GP Energy Partners, LLC	DE	100%	by Guggenheim Securities, LLC
GP Feeder Fund Management, LLC	DE	100%	by GWM Holdco, LLC
GP Holdco, LLC	DE	99.5%	by Guggenheim Partners, LLC
GP India Opportunities Feeder Fund, LP	CYM	0%	Mgmt. by Guggenheim Partners India GP, LLC
GPAM Holdings II, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
GPAM Holdings IV, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
GPAM Holdings, Inc.	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
GPBLK, Inc.	DE	100%	by GP Holdco, LLC
GPC Portfolio Companies	DE	0%	Mgmt. by Guggenheim Advisors, LLC
GPFT Holdco, LLC	DE	100%	by GP Holdco, LLC
GPI Ventures, LLC	DE	100%	by Asheville Resolution Corporation
GPI3, LLC	DE	0%	Mgmt.by TEK Financial, LLC
GPIM Holdings V, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
GPIM Holdings VI, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
GPIM Holdings VII, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
GPM Center Court, LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
GPR, LLC	DE	100%	by Guggenheim Corporate Funding, LLC
GRE Monroe LLC	DE	100%	by SBC Funding, LLC
GRE Monroe Property LLC	DE	91%	by GRE Monroe LLC
GRE Net Lease property holding companies	DE	67-100%	by Guggenheim Real Estate Investment Trust
		0%	Mgmt. by Guggenheim Real Estate Investment Trust
GRE Plus Company, LLC	DE	99.5%	by Guggenheim Partners, LLC
GRE property holding companies	DE	80-100%	by Guggenheim Plus Leveraged LLC
GRE U.S. Property Fund GP LLC	DE	100%	by Guggenheim Real Estate LLC
GRE U.S. Property Fund LP	DE	0%	Mgmt. by GRES GP LLC (former general partner GRE U.S. Property Fund GP LLC)
Great Bridge Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Green Lane CLO Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
GREI GP LLC	DE	100%	by Guggenheim Real Estate LLC
GRES GP LLC	DE	100%	by Guggenheim Trust Company LLC
GS Gamma Advisors, LLC	DE	50%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
GS Gamma Investments, LLC	DE	0%	Mgmt. by GS Gamma Management, LLC
GS Gamma Management, LLC	DE	50%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
GSA Manager LLC	DE	100%	by GGT Manager LLC
GSA OPH LLC	DE	0%	Mgmt. by GSA Manager LLC
GSFI, LLC	DE	70%	by Guggenheim Partners, LLC
GSFI, LLC	DE	30%	by JLx3, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
GTVI Partners, LLC	DE	44.4%	by Guggenheim Venture Partners, LLC
Guggenheim Access Funds	DE	0%	Mgmt. by GP Feeder Fund Management, LLC
Guggenheim Advisors (Cayman) Ltd.	CYM	100%	by Guggenheim Advisors, LLC
Guggenheim Advisors Funds	CYM	0%	Mgmt. by Guggenheim Advisors, LLC
Guggenheim Advisors, LLC	DE	100%	by Guggenheim Alternative Asset Management, LLC
Guggenheim aero Finance Company, LLC	DE	100%	by GPBLK, Inc.
Guggenheim Aircraft Opportunity Fund, LP	DE	0%	Mgmt. by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Aircraft Opportunity GP, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Aircraft Opportunity Master Fund, LP	DE	0%	Mgmt. by Guggenheim Aircraft Opportunity GP, LLC
Guggenheim Alpha Solutions Fund, LLC	DE	100%	by GPIM Holdings V, LLC
Guggenheim Alternative Asset Management, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Apsley Fund, L.P.	CYM	0%	Mgmt. by Guggenheim Apsley Holdings, LLC
Guggenheim Apsley Holdings, LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Aviation GAP Holdco, LLC	DE	100%	by Guggenheim Aviation Partners, LLC
Guggenheim Aviation GM Holdco, LLC	DE	100%	by Guggenheim Manager, Inc.
Guggenheim Aviation GP Holdco, LLC	DE	100%	by Guggenheim Partners, LLC
Guggenheim Aviation Investment Fund II, LP	DE	0%	Mgmt. by Guggenheim Aviation Services II, LLP
Guggenheim Aviation Offshore Investment Fund II, L.P.	CYM	0%	Mgmt. by Guggenheim Aviation Services II, Ltd.
Guggenheim Aviation Partners Limited	GBR	100%	by Guggenheim Capital, LLC
Guggenheim Aviation Partners, LLC	DE	59.5%	by Guggenheim Aviation GP Holdco, LLC
Guggenheim Aviation Services II, LLP	DE	39.5%	by Guggenheim Aviation GP Holdco, LLC
Guggenheim Aviation Services II, Ltd.	CYM	100%	by Guggenheim Capital, LLC
Guggenheim Capital Enterprises, LLC	DE	99.5%	by Guggenheim Capital, LLC
Guggenheim Capital International, Ltd.	CYM	100%	by GC Parent Holdings, LLC
Guggenheim Capital Management (Asia) Private Limited	IND	99%	by Guggenheim Partners Mauritius II, Ltd.
Guggenheim Capital, LLC	DE	34.7%	by SAGE Assets, Inc.
Guggenheim Commercial Real Estate Finance (CA), Inc.	DE	100%	by Guggenheim Commercial Real Estate Finance, LLC
Guggenheim Commercial Real Estate Finance, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Concinnity Capital Stewardship Fund, LLC	DE	0%	Mgmt. by GPIM Holdings VI, LLC
Guggenheim Concinnity Funds	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Concinnity Strategy Funds	DE	0%	Mgmt. by Guggenheim Partners, LLC
Guggenheim Concourse L.P.	DE	99.9%	by Guggenheim Plus Leveraged LLC
Guggenheim Concourse GP LLC	DE	100%	by Guggenheim Plus Leveraged LLC
Guggenheim Corporate Funding, LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Credit Services, LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Development Partners, Inc.	DE	100%	by GC Parent Holdings, LLC
Guggenheim Digital Media, LLC	DE	100%	by GI Holdco II LLC
Guggenheim Disbursement Agent, LLC	DE	100%	by Guggenheim Services, LLC
Guggenheim Energy Advisors, LLC	DE	50%	by GP Energy Partners, LLC
Guggenheim Energy LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Energy Opportunities Fund, LP	DE	0%	Mgmt. by Guggenheim Energy LLC
Guggenheim Energy Opportunities Leveraged Fund, LP	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Enhanced Income Fund, LLC	DE	0%	Mgmt. by GPIM Holdings VI, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
Guggenheim Franklin Park Management, LLC	DE	100%	by GGIC, Ltd.
Guggenheim Fund Solutions, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Funding (Cayman) Ltd.	CYM	100%	by Guggenheim Capital, LLC
Guggenheim Funds Distributors, LLC	DE	100%	by Guggenheim Funds Services, LLC
Guggenheim Funds Investment Advisors, LLC	DE	100%	by Guggenheim Funds Services, LLC
Guggenheim Funds Services Holdings, LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Funds Services, LLC	DE	100%	by Guggenheim Funds Services Holdings, LLC
Guggenheim GGT (Swiss) Gmbh	CH	100%	by Guggenheim Global Trading, LLC
Guggenheim Global Investments Public Limited Company	IRL	100%	by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Global Trading, LLC	DE	99.5%	by Guggenheim Manager Holdco, LLC
Guggenheim Golf Properties Investor, LLC	DE	99.5%	by GC Parent Holdings, LLC
Guggenheim High Yield Plus Funds	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Holdco Sub II, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Holdco Sub, LLC	DE	100%	by Guggenheim Insurance Services, LLC
Guggenheim Holdings, LLC	DE	99.5%	by Guggenheim Partners, LLC
Guggenheim Insurance Holdco, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Insurance Services, LLC	DE	100%	by Guggenheim Insurance Holdco, LLC
Guggenheim International, LLC	DE	100%	by Guggenheim Corporate Funding, LLC
Guggenheim Investment Advisors (Europe) Limited	GBR	100%	by GIA Europe Holdings, Ltd.
Guggenheim Investment Advisors (Hong Kong) Limited	HKG	100%	by GIA Asia Holdings, Ltd.
Guggenheim Investment Advisors, LLC	DE	100%	by GWM Holdco, LLC
Guggenheim Investor Services, LLC	DE	100%	by GWM Holdco, LLC
Guggenheim Investors Fund LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Knights of Security, LLC	DE	100%	by Guggenheim Partners, LLC
Guggenheim Life 1099 Reporting Company, LLC	DE	100%	by Guggenheim Life and Annuity Company
Guggenheim Life and Annuity Company	DE	100%	by GLAC Holdings, LLC
Guggenheim Loan Agent, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Loan Services Company, Inc.	CA	100%	by Guggenheim Loan Services Company, LLC
Guggenheim Loan Services Company, LLC	DE	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Management, LLC	DE	100%	by Guggenheim Alternative Asset Mgmt., LLC
Guggenheim Manager Holdco, LLC	DE	99.5%	by Guggenheim Partners, LLC
Guggenheim Manager, Inc.	DE	100%	by Guggenheim Capital, LLC
Guggenheim Media, LLC	DE	100%	by GI Holdco II LLC
Guggenheim Merchant Manager, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Mortgage Capital, LLC	DE	80%	by Liberty Hampshire Holdings, LLC
Guggenheim Nicklaus Partners, LLC	DE	70%	by GC Parent Holdings, LLC
Guggenheim Opportunities Investors III, LLC	DE	81%	by Guggenheim Capital, LLC
Guggenheim Partners Advisory Company	SD	100%	by Guggenheim Partners, LLC
Guggenheim Partners Covered Call Fund GP, L.L.C.	DE	99.5%	by Guggenheim Partners, LLC
Guggenheim Partners Covered Call Fund, L.P.	DE	0%	Mgmt. by Guggenheim Partners Covered Call Fund GP, L.L.C.
Guggenheim Partners Europe Limited	IRL	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Partners India GP, LLC	DE	67%	by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Holdings, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Partners India Limited (Cayman)	CYM	100%	by Guggenheim Partners India Holdings, LLC
Guggenheim Partners India Management, LLC	DE	100%	by Guggenheim Partners India Holdings, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
Guggenheim Partners Investment Management Holdings, LLC	DE	99.5%	by GI Holdco LLC
Guggenheim Partners Investment Management, LLC	DE	99.9%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Guggenheim Partners Japan (Preparation), Ltd.	JPN	100%	by Links Holdings LLC
Guggenheim Partners London Premises Limited	UK	100%	by Guggenheim Capital, LLC
Guggenheim Partners Mauritius I, Ltd.	MUS	100%	by Guggenheim Partners India Limited (Cayman)
Guggenheim Partners Mauritius II, Ltd.	MUS	100%	by Guggenheim Partners Mauritius I, Ltd.
Guggenheim Partners Opportunistic Investment Grade Securities Funds	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Partners, LLC	DE	100%	by Guggenheim Capital, LLC
Guggenheim Payroll Agent, LLC	DE	100%	by Guggenheim Capital, LLC
Guggenheim Plus Acquisition LLC	DE	100%	by Guggenheim Plus Leveraged LLC
Guggenheim Plus GP LLC	DE	100%	by Guggenheim Real Estate LLC
Guggenheim Plus II GP, LLC	DE	100%	by Guggenheim Real Estate LLC
Guggenheim Plus II L.P.	DE	0%	Mgmt. by Guggenheim Plus II GP, LLC
Guggenheim Plus L.P.	DE	0%	Mgmt. by Guggenheim Plus GP LLC
Guggenheim Plus Leveraged LLC	DE	20.7%	by Guggenheim Plus L.P.
Guggenheim Plus Leveraged LLC	DE	60.7%	by Guggenheim Real Estate Investment Trust
		18.6%	by Guggenheim Real Estate PLUS Trust
		0%	Mgmt. by Guggenheim Trust Company LLC
Guggenheim Plus Mezzanine Finance L.P.	DE	0%	Mgmt. by GRES GP LLC
Guggenheim Portfolio Management (India) Private Limited	IND	49.9%	by Guggenheim Partners Mauritius II, Ltd.
Guggenheim Premises I, LLC	DE	99.5%	by Guggenheim Capital, LLC
Guggenheim Private Debt Fund Managing Member, LLC	DE	100%	by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Private Debt Funds	DE	0%	Mgmt. by Guggenheim Private Debt Fund Managing Member, LLC
Guggenheim Private Family Network, LLC	DE	99.5%	by Guggenheim Partners, LLC
Guggenheim Proprietary Investor investment entities	CYM	100%	by GC Deferred Compensation Offshore, Ltd.
Guggenheim Real Estate International Fund L.P.	CYM	0%	Mgmt. by GREI GP LLC
Guggenheim Real Estate Investment Trust	MA	100%	by Guggenheim Trust Company LLC
Guggenheim Real Estate LLC	DE	99.5%	by GPFT Holdco, LLC
Guggenheim Receivable Financing, LLC	DE	100%	by Guggenheim Services, LLC
Guggenheim Reinsurance Holdings, LLC	DE	100%	by GPBLK, Inc.
Guggenheim Retail Real Estate Partners, Inc.	DE	100%	by GC Parent Holdings, LLC
Guggenheim SBC Holdings, LLC	DE	0%	Mgmt. by Guggenheim Knights of Security, LLC
Guggenheim Securities Holdings, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim Securities, LLC	DE	100%	by Links Holdings LLC
Guggenheim Services, LLC	DE	99.5%	by Guggenheim Capital, LLC
Guggenheim Specialized Products, LLC	DE	100%	by Security Investors, LLC
Guggenheim Stella Multi-Strategy Fund, LP	DE	100%	by Guggenheim Strategic Fund Management, LLC
Guggenheim Strategic Fund Management, LLC	DE	99.5%	by Guggenheim Partners, LLC
Guggenheim Strategy Funds	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Guggenheim Technology Ventures I, L.P.	DE	0%	Mgmt. by GTVI Partners, LLC
Guggenheim Transparent Value, LLC	DE	63.8%	by GPFT Holdco, LLC
Guggenheim Treasury Services (Europe) Limited	GBR	100%	by Liberty Hampshire International Limited
Guggenheim Treasury Services Corporation (N.Y.)	DE	100%	by The Liberty Hampshire Company, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
Guggenheim Treasury Services International Limited (fka Liberty Hampshire International Limited)	CYM	100%	by The Liberty Hampshire Company, LLC
Guggenheim Treasury Services, LLC	DE	100%	by Liberty Hampshire Holdings, LLC
Guggenheim Trust Assets, LLC	DE	100%	by Guggenheim Securities, LLC
Guggenheim Trust Company LLC	SD	99.5%	by Guggenheim Partners, LLC
Guggenheim Venture Partners, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim-meZocliq Holdings, LLC	DE	100%	by GPFT Holdco, LLC
Guggenheim-Nicklaus Fund I, Ltd.	FL	89.5%	by Guggenheim Golf Properties Investor, LLC
GW Ocean, LLC	DE	50%	by Guggenheim Partners Investment Mgmt., LLC
GWM Holdco, LLC	DE	99.5%	by Guggenheim Partners, LLC
GX 9568 Holdings I, LLC	DE	0%	Mgmt. by Guggenheim Aircraft Opportunity Master Fund, LP
GX 9568 Holdings II, LLC	DE	0%	Mgmt. by Guggenheim Aircraft Opportunity Master Fund, LP
HB property holding entities	DE	100%	by Retail Investors III, LLC
Heights 2, LLC d/b/a WSGEV Holdings, LP	DE	100%	by Compatriot Capital, Inc.
Herakles Investments, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Hesa GSTF V, LLC	DE	100%	by GLAC Holdings, LLC
HGL Receivables, LLC fka IG Receivables, LLC	DE	100%	by EquiTrust Life Insurance Company
HHEP-DirecPath, LP	DE	25%	by Sammons Capital, Inc.
HHEP-Directional, LP	DE	24.9%	by Sammons Capital, Inc.
HHEP-Latrobe, LP	DE	24.9%	by Sammons Capital, Inc.
HHEP-Ocular	DE	24.8%	by Sammons Capital, Inc.
HHEP-SafeMed, LP	DE	20.9%	by Sammons Capital, Inc.
Highland Peak investment entities	DE	100%	by EL Funding, LLC
ICO, LLC	DE	100%	by EquiTrust Life Insurance Company
IDF I and II investment entities	DE	100%	by Guggenheim Life and Annuity Company
IDF III and IV investment entities	DE	100%	by EquiTrust Life Insurance Company
IDF investment entities	DE	100%	by Security Benefit Life Insurance Company
Infrastructure India Plc	DE	100%	by Franklin Park (Cyprus) Limited
Internet Radio Funding, LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
IPEX LLC	DE	100%	by Generation Financial Group, LLC
IPEX Services, LLC	DE	100%	by IPEX LLC
Iron Hill CLO Limited	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Jasmine Asset Funding Limited	CYM	100%	by The Liberty Hampshire Company, LLC
Java Acquisition Company property holding entities	DE	100%	by Guggenheim Retail Real Estate Partners, Inc.
JHCCI Leasing LLC	DE	50%	by Compatriot Capital, Inc.
JLB 2728 Cedar Springs, LP	TX	30%	by JLB Partners LLC
		70%	by Compatriot Capital, Inc.
JLB BUILDERS LLC	TX	100%	by JLB Partners LLC
JLB Center Street, LP	TX	70%	by Compatriot Capital, Inc.
		30%	by JLB Partners LLC
JLB Deerfield LLC	GA	70%	by Compatriot Capital, Inc.
		30%	by JLB Partners LLC
JLB McLean LLC	DE	39%	by Compatriot Capital, Inc.
		21.9%	by JLB McLean Partners LP
JLB McLean Partners LP	DE	65.7%	by JLB Partners LLC
JLB Partners LLC	DE	30%	by Compatriot Capital, Inc.

Name	Jurisdiction	Percent of Voting Securities Owned
JLB Poncey LLC	GA	70%	by Compatriot Capital, Inc.
		30%	by JLB Partners LLC
JLB REALTY LLC	TX	100%	by JLB Partners LLC
JLB RESIDENTIAL LLC	TX	100%	by JLB Partners LLC
JLB Winhall, LP	TX	70%	by Compatriot Capital, Inc.
		30%	by JLB Partners LLC
JLx3, LLC	DE	61.1%	by Guggenheim Partners, LLC
Juneau IS Holdings, LLC	AK	100%	by Guggenheim Insurance Services, LLC
KDC Holdings, LLC	DE	50%	by E2M/SRC Investment Company, LLC
Kemps Landing Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Kennecott Funding Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
King Tech Holdings Ltd.	CYM	100%	by GGIC KTI Holdings, Ltd.
King Tech International, Ltd.	CYM	100%	by King Tech Holdings Ltd.
Kitts Hill Funding entities	DE	100%	by LSFC entities
KLD Funding, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Kodiak E Holdings, LLC	AK	100%	by EquiTrust Life Insurance Company
Lamberton Funding, LLC	DE	100%	by Lavallette Insurance Agency, LLC
Lavallette Insurance Agency, LLC	DE	100%	by EquiTrust Life Insurance Company
LCLF investment entities	DE	100%	by Corporate Funding V, LLC
Legacy Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Lexington Parker (Cayman) Ltd.	CYM	100%	by Lexington Parker Capital Company, L.L.C.
Lexington Parker Capital Company, L.L.C.	DE	100%	by The Liberty Hampshire Company, LLC
Liberty Hampshire Holdings, LLC	DE	99.5%	by Guggenheim Capital, LLC
Links Holdings LLC	DE	99.5%	by Guggenheim Partners, LLC
Links Holdings, Inc.	DE	100%	by Guggenheim Partners, LLC
Lionel Holdings, LLC	DE	0%	Mgmt. by Guggenheim Corporate Funding, LLC
Longhorn Trail Ranch II, Ltd.	TX	40%	by Compatriot Capital, Inc.
LSFC entities	DE	100%	by AF V - VII entities
Magma WCFF II Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Maranon Senior Credit IV, LLC	KS	100%	by Security Benefit Corporation
Mexcolift Servicios de Personnel S. de R.L. de C.V.	MEX	99%	by Controladora Briggs de Mexico S. de R.L. de C.V.
		1%	by Briggs Equipment Mexico, Inc.
MF Master Seed Co, LLC	DE	100%	by SBC Funding, LLC
MF Seed Co., LLC	DE	100%	by MF Master Seed Co, LLC
Midland National Life Insurance Company	IA	100%	by Sammons Financial Group, Inc.
Midland National Services Corporation, LLC	DE	100%	by Midland National Life Insurance Company
Minerva Funding LLC	DE	100%	by Guggenheim Life and Annuity Company
Minerva Holdings Ltd.	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Minerva Holdings, LLC	DE	0%	Mgmt. by Guggenheim Corporate Funding, LLC
Minutemen Park Cayman Limited	CYM	0%	Mgmt. by Guggenheim Partners, LLC
MNL Reinsurance Company	IA	100%	by Midland National Life Insurance Company
Montacargas Yale, de Mexico S.A. de C.V.	MEX	99%	by Briggs Equipment, Inc.
		1%	by Briggs Equipment Mexico, Inc.
Monterra investment entities	DE	100%	by EL Funding, LLC
Moore's Creek Capital Corporation	DE	100%	by The Liberty Hampshire Company, LLC
Morrow Park City Apartments LLC	DE	65.7%	by VG Morrow Park Capital LLC
N318MM, LLC	KS	50%	by Security Benefit Corporation
NC property holding entities	DE	100%	by Retail Investors III, LLC
NF – 1892-2, LLC	KS	100%	by Security Benefit Corporation

Name	Jurisdiction	Percent of Voting Securities Owned
NF – GPE, LLC	KS	100%	by Security Benefit Corporation
NF – GPIM, LLC	KS	100%	by Security Benefit Corporation
Nominee Holding Company, LLC	DE	100%	by GPFT Holdco, LLC
North American Company for Life and Health Insurance	IA	100%	by Sammons Financial Group, Inc.
Note Funding 1892, LLC	KS	100%	by Security Benefit Corporation
Note Funding II, LLC	KS	100%	by Security Benefit Corporation
Note Funding MP, LLC	KS	100%	by Security Benefit Corporation
Note Funding OHA II, LLC	KS	100%	by Security Benefit Corporation
Note Funding OHA, LLC	KS	100%	by Security Benefit Corporation
Note Funding, LLC	KS	100%	by Security Benefit Corporation
NZC Guggenheim Funds	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
NZCG Funding	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Optimus Funding Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Orpheus Funding, LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Orpheus Holdings, LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Otter, Inc.	OK	100%	by Sammons Power Development, Inc.
Padfield AH, LLC	DE	100%	by SL Funding, LLC
Paragon GBM Investco, LLC	DE	100%	by Paragon Life Insurance Company of Indiana
Paragon Life Insurance Company of Indiana	IN	100%	by PLIC Holdings, LLC
Parkway Mortgage, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Pathfinder Renewable Wind Energy, LLC	WY	35.3%	by Sammons Power Development, Inc.
Picton S.à r.l.	LUX	99.6%	by The Liberty Hampshire Company, LLC
Pilar Holdings, LLC	FL	88.4%	by GC Pilar Golf Investment, LLC
Pilara Lotes II, LLC	DE	100%	by GC Deferred Compensation I, LLC
Pillar Capital Finance, LLC	DE	100%	by Pillar Financial, LLC
Pillar Financial, LLC	DE	19.6%	by GPFT Holdco, LLC
Pillar Multifamily, LLC	DE	100%	by Pillar Financial, LLC
PLIC Holdings, LLC	DE	100%	by Guggenheim Insurance Holdco, LLC
Property Disposition, Inc.	DE	100%	by Sammons Financial Group, Inc.
RC property holding entities	DE	100%	by Retail Investors III, LLC
Relationship Funding (Cayman) Ltd.	CYM	100%	by The Liberty Hampshire Company, LLC
Relationship Funding Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Replay Technology Funding, LLC	DE	100%	by SBC Funding, LLC
Retail Investors I, LLC	DE	49%	by Stonefire Investors, LLC
Retail Investors I, LLC	DE	51%	by Stonebridge Investors I, LLC
Retail Investors II, LLC	DE	99.5%	by Stonefire Investors, LLC
		0%	Mgmt. by Stonebridge Investors II, LLC
Retail Investors III, LLC	DE	99.5%	by Guggenheim Life and Annuity Company
		0%	Mgmt. by Stonebridge Investors III, LLC
RHDFJ Partners, LP	TX	50%	by JLB Partners LLC
		50%	by Compatriot Capital, Inc.
Ridgefield Funding Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Rydex Fund Services, LLC	KS	100%	by Rydex Holdings, LLC
Rydex Holdings, LLC	KS	100%	by Guggenheim Partners Investment Mgmt. Holdings, LLC
Saadiyat GSTF IV, LLC	DE	100%	by GLAC Holdings, LLC
Saganaw Insurance Agency, LLC	DE	100%	by Guggenheim Life and Annuity Company
SAGE Assets, Inc.	DE	100%	by Sammons Equity Alliance, Inc.
SAILES 2, LLC	DE	100%	by SAILES 2-0, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
SAILES 2-0, LLC	DE	100%	by Security Benefit Life Insurance Company
Sammons BW, Inc.	DE	100%	by Sammons Distribution Holdings, Inc.
Sammons Capital, Inc.	DE	100%	by Sammons Equity Alliance, Inc.
Sammons Corporation	DE	100%	by Consolidated Investment Services, Inc.
Sammons Distribution Holdings, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Sammons Enterprises, Inc.	DE	100%	by Sammons Enterprises, Inc. ESOT
Sammons Equity Alliance, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Sammons Financial Group, Inc.	DE	100%	by Consolidated Investment Services, Inc.
Sammons Financial Network, LLC	DE	100%	by Sammons Securities, Inc.
Sammons Power Development, Inc.	DE	100%	by Sammons Equity Alliance, Inc.
Sammons Retirement Solutions, Inc.	DE	100%	by Sammons Financial Group, Inc.
Sammons Securities, Inc.	DE	100%	by Sammons Financial Group, Inc.
Sands Point Funding Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Sandy Point Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Saratoga (Cayman) Ltd.	CYM	100%	by The Liberty Hampshire Company, LLC
Saratoga Springs Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Saulsbury Funding, LLC	DE	100%	by Searcy Insurance Agency, LLC
Saxondale Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
SB Carco Holdings, LLC	KS	100%	by Security Benefit Corporation
SB Carco, LLC	KS	100%	by SB Carco Holdings, LLC
SB Custody, LLC	DE	100%	by Guggenheim SBC Holdings, LLC
SB Directional Aviation LLC	DE	100%	by SBC Funding, LLC
SB I property holding entities	DE	100%	by Retail Investors I, LLC
SB II property holding entities	DE	100%	by Retail Investors I, LLC
SB Private Investments, LLC	DE	100%	by Guggenheim SBC Holdings, LLC
SB property holding entities	DE	100%	by Retail Investors III, LLC
SBC Funding II, LLC	KS	100%	by Security Benefit Corporation
SBC Funding, LLC	KS	100%	by Monterra Investment entities
SBC Investors LLC	DE	0%	Mgmt. by Guggenheim Knights of Security, LLC
SBL Holdings, LLC	KS	100%	by Security Benefit Corporation
SBTree, Inc.	DE	100%	by Guggenheim Partners, LLC
Scarsbrook Funding, LLC	DE	100%	by Searcy Insurance Agency, LLC
Scottwell Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
se2 Holdco, LLC	KS	100%	by Security Benefit Corporation
se2 Holdings, Inc.	KS	100%	by se2 Holdco, LLC
se2 Holdings, LLC	DE	100%	by Guggenheim SBC Holdings, LLC
se2, LLC	KS	93%	by se2 Holdings, Inc.
Searcy Insurance Agency, LLC	DE	100%	by EquiTrust Life Insurance Company
SecBen GBM Investco, LLC	DE	100%	by Security Benefit Life Insurance Company
Security Benefit Academy, Inc.	KS	100%	by Security Benefit Corporation
Security Benefit Asset Management Holdings, LLC	KS	100%	by GI Holdco II LLC
Security Benefit Business Services, LLC	KS	100%	by Security Benefit Corporation
Security Benefit Corporation	KS	100%	by Guggenheim SBC Holdings, LLC
Security Benefit Life Insurance Company	KS	100%	by Security Benefit Corporation
Security Distributors, Inc.	KS	100%	by Security Benefit Life Insurance Company
Security Financial Resources, Inc.	KS	100%	by Security Benefit Corporation
Security Investors, LLC	KS	100%	by Rydex Holdings, LLC
Sentry Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
Seven Sticks, LLC	SC	100%	by Cainhoy Land & Timber, LLC
SFVII GP, LLC	DE	100%	by Guggenheim Fund Solutions, LLC
SG Fundings, LLC	DE	0%	Mgmt. by TEK Financial, LLC
SIA Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
Sibella Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
Sifton Road Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
Ski Partners II, LLC	DE	32.8%	by Compatriot Capital, Inc.
Ski Partners, LLC	DE	32.7%	by Compatriot Capital, Inc.
SL Funding, LLC	DE	100%	by Guggenheim SBC Holdings, LLC
Slate Rock, LLC	DE	0%	Mgmt. by Guggenheim Securities Holdings, LLC
Slauson Investors LLC	DE	96%	by Guggenheim Plus Leveraged LLC
SLBCA Holding LLC	DE	50%	by Compatriot Capital, Inc.
		50%	by Village Green Holding LLC
SLF II-McCarty Investors II, LP	TX	69.5%	by Compatriot Capital, Inc.
SLF II-McCarty Investors, LP	TX	22%	by Compatriot Capital, Inc.
Solberg Reinsurance Company	IA	100%	by Midland National Life Insurance Company
Soo Line Building City Apartments LLC	DE	85%	by SLBCA Holding LLC
South Blacktree Agency, LLC	DE	100%	by SBTree, Inc.
SRI Ventures, LLC	DE	100%	by Compatriot Capital, Inc.
SRY Collateral Company entities	DE	100%	by Searcy Insurance Agency, LLC
Stellar Funding Ltd	CYM	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Stone Secured investment entities	DE	100%	by EL Funding, LLC
Stonebridge Investors I, LLC	DE	99.5%	by GC Parent Holdings, LLC
Stonebridge Investors II, LLC	DE	99.5%	by GC Parent Holdings, LLC
Stonebridge Investors III, LLC	DE	100%	by Guggenheim Retail Real Estate Partners, Inc.
Stonefire Investors, LLC	DE	100%	by Guggenheim Life and Annuity Company
Stubbs Hall Funding, LLC	DE	100%	by Searcy Insurance Agency, LLC
Sudbourne Funding, LLC	DE	100%	by Saganaw Insurance Agency, LLC
TB property holding entities	DE	100%	by Retail Investors III, LLC
TEK Financial, LLC	DE	99.5%	by Guggenheim Partners, LLC
Terrabyte Development, LLC	DE	100%	by Guggenheim Retail Real Estate Partners, Inc.
The Liberty Hampshire Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
The Liberty Hampshire Company, LLC	DE	100%	by Guggenheim Treasury Services, LLC
The Property and Casualty Reinsurance Company of Bermuda Ltd.	BMU	100%	by Guggenheim Reinsurance Holdings, LLC
theAudience, Inc.	DE	0%	Mgmt. by SBC Funding, LLC
Thomas Creek Capital Corporation	DE	100%	by The Liberty Hampshire Company, LLC
Thomas Weisel India Opportunity Fund, LP	DE	0%	Mgmt. by Guggenheim Partners India GP, LLC
TK property holding entities	DE	100%	by Retail Investors III, LLC
Toledo-MNG, LLC	DE	90.6%	by GC Pilar Golf Investment, LLC
Toledo-SLS, LLC	DE	90.6%	by GC Pilar Golf Investment, LLC
Tomorrow, LLC	DE	100%	by Guggenheim Life and Annuity Company
Transparent Value Advisors, L.L.C.	DE	100%	by Transparent Value, L.L.C.
Transparent Value Private Limited	IND	100%	by Transparent Value, L.L.C.
Transparent Value, L.L.C.	DE	100%	by Guggenheim Transparent Value, LLC
Trenton E Holdings, LLC	AK	100%	by EquiTrust Life Insurance Company
Trigger Investco, LLC	DE	0%	Mgmt. by Guggenheim Partners Investment Mgmt., LLC
Tustin-Michelle Partners LLC	DE	100%	by Guggenheim Plus Leveraged LLC
UBSFC, LLC	DE	100%	by The Liberty Hampshire Company, LLC

Name	Jurisdiction	Percent of Voting Securities Owned
UQ 720 Partners, LP	DE	95%	by Compatriot Capital, Inc.
Valcour Bay Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Venice GSTF I, LLC	DE	100%	by GLAC Holdings, LLC
VG Morrow Park Capital LLC	DE	84.8%	by Compatriot Capital, Inc.
		15.2%	by Village Green Holding LLC
VGH St. Louis LLC	DE	100%	by Village Green Holding LLC
Village Green Communications LLC	DE	100%	by Village Green Holding LLC
Village Green Construction LLC	DE	100%	by Village Green Holding LLC
Village Green Development Holding LLC	DE	100%	by Village Green Holding LLC
Village Green Holding LLC	DE	46.7%	by Compatriot Capital, Inc.
Village Green Management Company LLC	DE	100%	by Village Green Holding LLC
V-Suites LLC	DE	100%	by Village Green Holding LLC
Washington Lee Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
White Plains Capital Company, LLC	DE	100%	by The Liberty Hampshire Company, LLC
Wind Investors I, LLC	DE	100%	by GFP Wind Holdings, LLC
XONM 2012, Inc.	DE	100%	by XONM LLC
XONM Capital LLC	DE	100%	by XONM LLC
XONM Funding LLC	DE	100%	by XONM Capital LLC
XONM LLC	DE	100%	by Guggenheim Mortgage Capital, LLC

SBL is also the depositor of the following separate accounts:  SBL Variable Annuity Accounts I, III, IV, SBL Variable Universal Life Insurance Account Varilife, Security Varilife Separate Account, Separate Account IX, Separate Account, Separate Account XII, Separate Account XV, Separate Account XIX, SBL Variable Annuity Account VIII, Variflex Separate Account, SBL Variable Annuity Account XIV, SBL Variable Annuity Account XVII, T. Rowe Price Variable Annuity Account and Parkstone Variable Annuity Separate Account.  As depositor of the separate accounts, SBL might be deemed to control them.

In addition, certain of the separate accounts invest in shares of Guggenheim Variable Funds Trust (the “Trust”), a “series” type mutual fund registered under the Investment Company Act of 1940.  An affiliate of SBL serves as investment advisor to the Trust.  The purchasers of SBL’s variable annuity and variable life contracts investing in the Trust will have the opportunity to instruct SBL with respect to the voting of shares of the Trust held by the separate accounts as to certain matters.  Subject to such voting instructions, SBL might be deemed to control the Trust.

Item 27.	Number of Contract Owners

As of November 30, 2015 there were 21,153 owners of Qualified Contracts and 6,280 owners of Non-Qualified Contracts issued under SBL Variable Annuity Account XIV.  As of [  ], 2016, there were no contract owners of BridgePoint individual flexible premium deferred variable annuity contracts.

Item 28.	Indemnification

The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person’s capacity as director or officer.

The Articles of Incorporation include the following provision:

(a) No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit.  If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

(b)  Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a)(1)	Security Distributors, Inc. (“SDI”), a subsidiary of SBL, acts as principal underwriter for:

SBL Variable Annuity Account I
SBL Variable Annuity Account III
SBL Variable Annuity Account IV
Security Varilife Separate Account (Security Elite Benefit)
Security Varilife Separate Account (Security Varilife)
SBL Variable Life Insurance Account (Varilife)
Parkstone Advantage Variable Annuity
Variflex Separate Account (Variflex)
Variflex Separate Account (Variflex ES)
Variable Annuity Account VIII (Variflex Extra Credit)
Variable Annuity Account VIII (Variflex LS)
Variable Annuity Account VIII (Variflex Signature)
Variable Annuity Account XI (Scarborough Advantage Variable Annuity)
SBL Variable Annuity Account XIV (AdvisorDesigns Variable Annuity)
SBL Variable Annuity Account XIV (AEA Variable Annuity)
SBL Variable Annuity Account XIV (AdvanceDesigns Variable Annuity)
SBL Variable Annuity Account XIV (BridgePoint Variable Annuity)
SBL Variable Annuity Account XIV (EliteDesigns Variable Annuity)
SBL Variable Annuity Account XIV (EliteDesigns II Variable Annuity)
SBL Variable Annuity Account XIV (NEA Valuebuilder)

SBL Variable Annuity Account XIV (NEA Valuebuilder Retirement Income Director Variable Annuity)
SBL Variable Annuity Account XIV (SecureDesigns Variable Annuity)
SBL Variable Annuity Account XIV (Security Benefit Advisor Variable Annuity)
SBL Variable Annuity Account XVII (ClassicStrategies Variable Annuity)
SBL Variable Annuity Account XVII (ThirdFed Variable Annuity)

(a)(2)	SDI acts as principal underwriter for the following variable annuity contracts issued by First Security Benefit Life Insurance and Annuity Company of New York (“FSBL”):

Variable Annuity Account A (AdvisorDesigns Variable Annuity)
Variable Annuity Account A (EliteDesigns Variable Annuity)
Variable Annuity Account A (EliteDesigns II Variable Annuity)
Variable Annuity Account B (SecureDesigns Variable Annuity)
Variable Annuity Account B (AdvanceDesigns Variable Annuity)

(a)(3)	SDI acts as principal underwriter for the following Nationwide Life Insurance Company Separate Accounts:

Nationwide Multi-Flex Variable Account
Nationwide Variable Account 9

(b)	Name and Principal Business Address*	Position and Offices with Underwriter
	David G. Byrnes	President and Chairman of the Board
	Justin A. Jacquinot	Senior Vice President
	James J. Kiley	Senior Vice President
	Kenneth J. Rathke	Senior Vice President
	Michael K. Reidy	Senior Vice President
	Mark W. Turner	Senior Vice President
	Kevin M. Watt	Senior Vice President
	Kurt E. Auleta	Vice President and Director
	Paula K. Dell	Vice President
	James R. Schmank	Vice President
	Christopher D. Swickard	Vice President, Secretary and Director
	Donald A. Wiley	Vice President
	Susan J. Lacey	Treasurer
	Yolande C. Nichols	Chief Compliance Officer
*For all persons listed, the principal business address is One Security Benefit Place, Topeka, Kansas 66636-0001.

(c)	(1)	(2)	(3)	(4)	(5)
	Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
	Security Distributors, Inc.	$4,646,5991	$1,226,2462	$0	N/A

1      SBL pays commissions to selling broker-dealers through SDI.  This is the amount paid to SDI in connection with all contracts sold through the separate account.  SDI passes through to selling broker-dealers all such amounts.
2      A contingent deferred sales charge may be assessed on full or partial withdrawals from the contract.  This is the amount of contingent deferred sales charge assessed in connection with all withdrawals from all contracts in the separate account, all of which is passed through to SBL.

Item 30.	Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained by SBL at its administrative offices--One Security Benefit Place, Topeka, Kansas 66636-0001.

Item 31.	Management Services

All management contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a)
Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

(b)	Registrant undertakes that it will include as part of the variable annuity contract application a space that an applicant can check to request a Statement of Additional Information.

(c)
Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

(d)
Security Benefit Life Insurance Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

(e)
SBL, sponsor of the unit investment trust, SBL Variable Annuity Account XIV, hereby represents that it is relying upon American Council of Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

(f)
Security Benefit Life Insurance Company represents that it is relying upon Rule 6c-7 under the Investment Company Act of 1940 with respect to Contracts issued to participants under the Texas Optional Retirement Program and that it has complied with the provisions of paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Topeka, State of Kansas, on this 4th day of January, 2016.

Security Benefit Life Insurance Company
(the Depositor)

SBL Variable Annuity Account XIV
(The Registrant)

By: *
Michael P. Kiley, Chief Executive Officer and Director

As required by the Securities Act of 1933, this Registration Statement on Form N-4 has been signed by the following persons in the capacities indicated on 4th day of January, 2016.

SIGNATURES AND TITLES

By:	*	By:	*
	Michael P. Kiley, Chief Executive Officer and Director		Roger S. Offermann, Senior Vice President, Chief
Actuary and Director
By:	*
	Barry G. Ward, Senior Vice President, Chief Financial	By:	/s/ JOSEPH W. WITTROCK
	Officer (chief accounting officer), Chief Risk Officer,		Joseph W. Wittrock, Vice President and Director
Treasurer, and Director
		By:	*
By:	*		Douglas G. Wolff, President and Director
John F. Guyot, Senior Vice President, General Counsel,
	Secretary and Director	*By:	/s/ CHRIS SWICKARD
Chris Swickard, as Attorney-in-Fact
By:	*
Anthony D. Minella, Senior Vice President, and Chief
Investment Officer and Director

EXHIBIT INDEX

  (4)       (a)         Individual Contract
(b)         Guaranteed Lifetime Withdrawal Benefit Rider
(c)         Return of Premium Death Benefit Rider
(d)         Nursing Home Endorsement
(e)         Terminal Illness Endorsement
(f)          Individual Retirement Annuity Endorsement
(g)         Roth IRA Endorsement

  (5)        Application

  (8)        (n)         Participation Agreement – Northern Lights (TOPS)